As filed with the Securities and Exchange Commission on September 7, 2011

Registration No. 333-175299

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TILLY’S, INC.

(Exact name of registrant as specified in its charter)

Delaware	5600	45-2164791
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10 Whatney

Irvine, California 92618

(949) 609-5599

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel Griesemer

President and Chief Executive Officer

Tilly’s, Inc.

10 Whatney

Irvine, California 92618

(949) 609-5599

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Cary K. Hyden, Esq. Michael A. Treska, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626	Patrick Grosso, Esq. Vice President, General Counsel & Secretary Tilly’s, Inc. 10 Whatney Irvine, California 92618	Robert E. Buckholz, Esq. Patrick S. Brown, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Class A Common Stock, $0.001 par value per share	$100,000,000	$11,610

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Previously paid on June 29, 2011.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 7, 2011

             Shares

Class A Common Stock

This is an initial public offering in which we are selling                      shares of Class A common stock of Tilly’s, Inc.

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible into one share of Class A common stock upon the occurrence of certain events. Upon completion of this offering, holders of our Class B common stock will control common stock representing    % of the total voting power of our common stock.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the Class A common stock. After pricing of the offering, we expect that the Class A common stock will trade on the New York Stock Exchange under the symbol “TLYS”.

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters have agreed to reimburse us for a portion of our out-of-pocket expenses in connection with this offering. See “Underwriting”.

To the extent that the underwriters sell more than              shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares of Class A common stock from us at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on or about                     , 2011.

Goldman, Sachs & Co.	BofA Merrill Lynch	Piper Jaffray

William Blair & Company	Stifel Nicolaus Weisel

Prospectus dated                     , 2011.

Prospectus

Through and including                      (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus or any free writing prospectus filed with the U.S. Securities and Exchange Commission, or SEC. We have not, and the underwriters have not, authorized any other person to provide you with different information. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither this prospectus nor any free writing prospectus is an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate only as of the date on the front cover, regardless of its time of delivery or of any sale of shares of our common stock. The information may have changed since that date.

Persons who come into possession of this prospectus and any such free writing prospectus in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

Basis of Presentation

We operate on a fiscal calendar which results in a 52- or 53-week fiscal year ending on the Saturday closest to January 31st. The reporting periods contained in our financial statements included in this prospectus contain:

•	53 weeks of operations in fiscal year 2006, which ended on February 3, 2007;

•	52 weeks of operations in fiscal year 2007, which ended on February 2, 2008;

•	52 weeks of operations in fiscal year 2008, which ended on January 31, 2009;

•	52 weeks of operations in fiscal year 2009, which ended on January 30, 2010; and

•	52 weeks of operations in fiscal year 2010, which ended on January 29, 2011.

Fiscal years are identified in this prospectus according to the calendar year prior to the calendar year in which they ended. For example, references to “2010”, “fiscal 2010”, “fiscal year 2010” or similar references refer to the fiscal year ended January 29, 2011.

Tilly’s, Inc., the issuer of the Class A common stock to be sold in this offering, is a newly formed Delaware corporation that was incorporated in May 2011. Tilly’s, Inc. was formed solely for the purpose of reorganizing the corporate structure of World of Jeans & Tops, a California corporation. Pursuant to a reorganization transaction that we will effect prior to the completion of this offering, referred to as the Reorganization Transaction, World of Jeans & Tops will become a wholly owned subsidiary of Tilly’s, Inc. In connection with the Reorganization Transaction, the shareholders of World of Jeans & Tops will contribute all of their equity interests in that corporation to Tilly’s, Inc. in return for shares of Tilly’s, Inc. Class B common stock on a one-for-one basis. Prior to the consummation of this offering, we effected a         -for-         stock split of our Class A common stock and Class B common stock. Prior to the completion of the Reorganization Transaction, Tilly’s, Inc. has not conducted any activities other than those incidental to its formation and the preparation of this prospectus. Accordingly, our consolidated financial statements and other financial information included in this prospectus as of dates and for periods prior to the date of the Reorganization Transaction reflect the results of operations and financial position of World of Jeans & Tops. Our consolidated financial statements and other financial information, if any, as of dates and for periods from and after the date of the Reorganization Transaction reflect the results of operations and financial condition of Tilly’s, Inc. and its wholly owned subsidiary, unless otherwise expressly stated.

Market and Industry Data

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our Class A common stock. You should carefully read the following summary together with the more detailed information regarding us and our Class A common stock being sold in this offering, including “Risk Factors” and our financial statements and the accompanying notes, appearing elsewhere in this prospectus before making an investment decision. As used in this prospectus, except where the context otherwise requires or where otherwise indicated, the terms “company”, “World of Jeans & Tops”, “we”, “our”, “us” and “Tilly’s” refer to Tilly’s, Inc. and its subsidiary after the Reorganization Transaction.

Overview

Tilly’s is a fast-growing destination specialty retailer of West Coast inspired apparel, footwear and accessories. We believe we bring together an unparalleled selection of the most sought-after brands rooted in action sports, music, art and fashion. Our stores are designed to be a seamless extension of our teen and young adult consumers’ lifestyles with a balance of guys and juniors merchandise in a stimulating environment. We believe our success across a variety of real estate venues and geographies in the United States demonstrates Tilly’s portability. Our motto “If it’s not here…it’s not happening” exemplifies our goal to serve as a destination for the latest, most relevant merchandise and brands important to our customers.

As of July 30, 2011, we operated 131 stores in 11 states, averaging approximately 7,700 square feet. We also sell our products through our e-commerce website, www.tillys.com. Our business is characterized by the following key elements:

•

Extensive assortment of relevant merchandise in a larger store format. Our larger stores allow us to carry a more extensive selection of the most relevant, established and emerging brands and offer a greater assortment of apparel styles, sizes and price points across multiple categories. This broad selection enhances our ability to rapidly identify and respond to trends and consistently offer our customers both proven fashion items and core styles. We strive to keep our merchandising mix current by introducing additional brands and styles in response to the ever-evolving desires of our customers.

•

The Tilly’s experience. Tilly’s is a customer-driven lifestyle brand. We are energized and inspired by our customers’ individuality and passion for action sports, music, art and fashion. Our stores bring these interests together in a vibrant, stimulating and authentic environment that is an extension of our customers’ high velocity, multitasking lifestyle. We do this by blending the most relevant brands and styles with music videos, product-related visuals and a dedicated team of store associates. We believe the Tilly’s experience drives customer awareness, loyalty and repeat visits while generating a buzz and excitement for our brand.

•

Flexible real estate strategy across real estate venues and geographies. We currently operate stores in 35 markets in 11 states across a variety of real estate venues including malls, power centers, neighborhood and lifestyle centers, outlet centers and street-front locations. Our geographic portability and real estate flexibility provide us with a wider scope of opportunities and enhance our ability to open new stores.

Our West Coast heritage dates back to 1982 when our founders, Hezy Shaked and Tilly Levine, opened our first store in Orange County, California. Over the last five years, we have demonstrated an ability to grow rapidly, having more than doubled our store count while entering 26 new markets. During this same period, we invested approximately $20 million in infrastructure and systems to support our recent and long-term growth. We believe our team’s passion for the West Coast inspired and action sports lifestyle, sense of urgency and pursuit of excellence enables Tilly’s to consistently deliver a superior customer experience and positions us to successfully execute our long-term growth strategy. In fiscal 2010, we increased net sales to $332.6 million from $282.8 million in fiscal 2009, or 17.6%, and we increased operating income to $24.9 million from $21.4 million in fiscal 2009, or 16.4%.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and distinguish us from our competitors:

•

Destination retailer with a broad, relevant assortment. We believe the combined depth and breadth of apparel, footwear and accessories offered at our stores exceeds the selection offered at many other specialty retailers. We strive to bring together proven fashion trends, core styles and a vibrant in-store experience that is engaging for our core customers. We believe that our differentiated in-store environment, evolving selection of relevant brands and broader and deeper assortment positions us as a retail destination that appeals to a larger demographic than many other specialty retailers and encourages customers to visit our stores more frequently and spend more on each trip.

•

Dynamic merchandise model. We believe our extensive selection of third-party and proprietary merchandise allows us to identify and address trends more quickly, offer a greater range of price points and manage our inventories more dynamically. By closely monitoring trends and shipping product to our stores at least five times per week, we adjust our merchandise mix with a frequency that promotes a current look to our stores and encourages frequent visits.

•

Flexible real estate strategy across real estate venues and geographies. Our stores have proven to be successful in different real estate venues and geographies. We operate profitable stores in malls, power centers, neighborhood and lifestyle centers, outlet centers and street-front locations across 35 markets in 11 states. We believe our success operating in these different retail venues and geographies demonstrates the portability of Tilly’s and provides us with greater flexibility for future expansion.

•

Multi-pronged marketing approach. We utilize a multi-pronged marketing strategy to connect with our customers and drive traffic to our stores and website, including our catalog, in-store events and contests, social media and grass roots community programs. These initiatives are complemented by email marketing as well as traditional radio and print advertising to build customer awareness and loyalty, highlight key merchandise offerings, drive traffic to our stores and website and promote the Tilly’s brand.

•

Sophisticated systems and distribution infrastructure to support growth. Over the last five years we have invested approximately $20 million in our highly automated distribution center and information systems to support our future growth. We believe our distribution and allocation capabilities are unique within the industry and can support a national retail footprint in excess of 500 stores with minimal incremental capital investment.

•

Experienced management team. Our senior management team, led by Hezy Shaked and Daniel Griesemer, has extensive experience across a wide range of disciplines in the specialty retail and direct-to-consumer industries, including store operations, merchandising, distribution, real estate and finance.

Our Growth Strategy

We are pursuing several strategies to continue our profitable growth, including:

•

Expand Our Store Base. We believe there is a significant opportunity to expand our store base over the next 10 years from 131 locations as of July 30, 2011 to more than 500 stores across the United States. We plan to add 15 net stores in fiscal year 2011, approximately 20 net stores in fiscal year 2012, and to continue opening new stores at an annual rate of approximately 15% for the next several years thereafter. Our stores generate compelling economics. We expect net sales of approximately $2.2 million and cash flow of $300,000 from an average new store in its first 12 months, with growth to over $400,000 in cash flow in the second 12 month period as the store begins to mature. This produces a cash-on-cash payback period of approximately 18 months based on a target net investment to open new stores of $500,000 to $550,000.

•

Drive Comparable Store Sales. We seek to maximize our comparable store sales by consistently offering new, on-trend and relevant merchandise across a broad assortment of categories, increasing our brand awareness through our multi-pronged marketing approach, providing an authentic store experience for our core customers and maintaining our high level of customer service. We believe our comparable store sales will benefit as stores opened in the last few years continue to mature and we continue to build brand awareness in new markets.

•

Grow Our e-Commerce Platform. We believe our e-commerce platform is an extension of our brand and retail stores, providing our customers with a seamless shopping experience. We believe we can grow our e-commerce platform by continuing our successful catalog and online marketing efforts, offering a wider selection of internet-exclusive merchandise and expanding our online selection to ensure a broad and diverse offering of brands and products relative to our competition. We also believe we will see continued growth in our e-commerce sales as we open additional stores and build brand awareness in the communities surrounding those locations. In fiscal 2010, e-commerce sales increased 46% and represented approximately 10% of our total net sales. We believe e-commerce sales will continue to outpace our total sales growth and reach 15% of net sales over time.

•

Increase Our Operating Margins. We believe we have the opportunity to drive margin expansion through scale efficiencies and continued process improvements focused on lowering our costs per unit and improving operational efficiency throughout our organization as we leverage our occupancy, buying, distribution and support staff costs, as well as systems, distribution facilities and corporate facilities costs over a greater sales base. In addition, we expect to improve margins and support growth by leveraging ongoing investments in infrastructure, including the opening of a dedicated distribution center for our e-commerce store and continuing upgrades to our point-of-sale, merchandise allocation and merchandise planning systems, as well as related work processes.

Risk Factors

There are a number of risks and uncertainties that may affect our financial and operating performance and our growth prospects. You should carefully consider all of the risks discussed in “Risk Factors”, which begins on page 9, before investing in our Class A common stock. These risks include, but are not limited to, the following:

•	we may not be able to identify and respond to changing customer preferences and fashion-related trends;

•	we may face intense competition and we may not be able to compete effectively;

•	we could be negatively impacted by changes in consumer confidence and spending;

•	we have expanded rapidly in recent years and we may not be able to effectively manage our operations or our future growth;

•	we may not be able to execute on our growth strategy if we are unable to locate suitable locations or attract customers to our stores;

•	we may not be able to successfully expand into new geographic markets in the United States;

•	we may not be able to maintain and enhance our brand image, particularly in new markets;

•	our operating results fluctuate on a quarterly basis due to the seasonal nature of our business; and

•	we rely on key relationships with our suppliers and we may not be able to maintain or add to these relationships or obtain sufficient inventory to support our growth.

Corporate Information

Tilly’s, Inc. was incorporated in Delaware in May 2011. We are a holding company, and all of our business operations are conducted through World of Jeans & Tops, a California corporation, which, following the Reorganization Transaction, will be our wholly owned subsidiary. Our founders opened their first store in 1982 and formed World of Jeans & Tops in 1984. World of Jeans & Tops operates under the name “Tilly’s”.

Office Location

Our principal executive office is located at 10 Whatney, Irvine, California 92618. Our telephone number is (949) 609-5599 and our fax number is (949) 609-5508. Our website address is www.tillys.com. The information contained on our website does not constitute part of, nor is it incorporated into, this prospectus.

Certain Trademarks

This prospectus includes references to trademarks such as, but not limited to, BLUE CROWN®, FULL TILT®, “IF IT’S NOT HERE…IT’S NOT HAPPENING®”, INFAMOUS®, RSQ® and TILLY’S®, which are protected under applicable intellectual property laws and are our property and/or the property of our subsidiary. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We regard our trademarks as valuable and intend to maintain such marks and any related registrations. Solely for convenience, our trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.

THE OFFERING

Common stock offered by us	shares of Class A common stock

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to additional shares of Class A common stock at the initial public offering price less the underwriting discount.

Class A common stock to be outstanding after this offering	shares

Class B common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, after deducting the underwriting discount and estimated expenses payable by us, a portion of which will be reimbursed to us by the underwriters.

We intend to use approximately $ million of the net proceeds from this offering to pay in full the principal amount of the undistributed earnings notes held by our existing shareholders in connection with World of Jeans & Tops’ final “S” Corporation distribution. We expect proceeds in excess of the final “S” Corporation distribution to be $ million and we intend to use such proceeds for working capital and general corporate purposes. See “Use of Proceeds” for additional information.

Voting rights	After the completion of this offering, our common stock will consist of two classes: Class A common stock and Class B common stock. Purchasers in this offering will acquire Class A common stock. Class A and Class B common stock are identical, except with respect to voting and conversion rights. Holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to 10 votes per share, on all matters to be voted on by our common stockholders. Shares of Class A and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders.

Immediately following completion of this offering, all of the Class B common stock will be beneficially owned by Hezy Shaked, Tilly Levine and their children through related trusts, which we collectively refer to in this prospectus as the Shaked and Levine family entities. The Shaked and Levine family entities will control approximately % of the total voting power of our outstanding common stock following the completion of this offering. As a result, the Shaked and Levine family entities will be able to control the outcome of all matters submitted to a vote of our stockholders, including, for example, the election of directors, amendments to our certificate of incorporation and mergers or other business combinations. See “Description of Capital Stock”.

Class B common stock conversion rights	Shares of Class B common stock may only be held by the Shaked and Levine family entities and non-profit or other corporations, partnerships or trusts controlled by Mr. Shaked, Ms. Levine or their children. Shares of Class B common stock that are transferred to a holder other than a Hezy Shaked Entity (as defined in “Description of Capital Stock”) will automatically convert into a like number of shares of Class A common stock. In addition, all of the Class B common stock will convert into Class A common stock on a one-for-one basis on the date upon which the number of shares of Class A common stock and Class B common stock beneficially owned by Hezy Shaked and any Hezy Shaked Entity, in the aggregate, represents less than 15.0% of the total number of shares of Class A and Class B common stock then outstanding. See “Description of Capital Stock”.

Dividend policy	We do not anticipate paying dividends on our common stock after completion of this offering. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business.

Proposed New York Stock Exchange symbol	TLYS

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

The number of shares of Class A common stock that will be outstanding after completion of this offering excludes:

•	shares of Class A common stock issuable upon exercise of outstanding stock options, of which were vested as of ; and

•	additional shares of Class A common stock that we expect to reserve for future issuance under our 2011 Equity and Incentive Award Plan, which we intend to adopt upon consummation of this offering.

Except as otherwise noted, all information in this prospectus:

•	assumes that our shares of Class A common stock will be sold at $ per share, which is the mid-point of the price range set forth on the cover page of this prospectus;

•	assumes that the underwriters do not exercise their option to purchase additional shares; and

•

gives effect to the completion of the Reorganization Transaction, including the         -for-         stock split of our Class A common stock and Class B common stock described elsewhere in this prospectus, which will occur prior to consummation of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present summary consolidated financial and other data and pro forma information to reflect our conversion from an “S” Corporation to a “C” Corporation for income tax purposes. The summary consolidated statement of operations data for the fiscal years ended January 30, 2010 and January 29, 2011 are derived from our financial statements audited by Deloitte & Touche LLP, our independent registered public accounting firm, included elsewhere in this prospectus. The summary consolidated statements of operations data for the twenty-six weeks ended July 31, 2010 and July 30, 2011 and the summary consolidated balance sheet data as of July 30, 2011 are derived from our unaudited financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following information together with the more detailed information contained in “Selected Consolidated Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes appearing elsewhere in this prospectus.

	Fiscal Year Ended		Twenty-Six Weeks Ended
	January 30, 2010	January 29, 2011	July 31, 2010	July 30, 2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$282,764	$332,604	$134,397	$170,391
Cost of goods sold(1)	195,430	229,989	97,009	118,464

Gross profit	87,334	102,615	37,388	51,927
Selling, general and administrative expenses	65,912	77,668	34,964	43,401

Operating income	21,422	24,947	2,424	8,526
Interest expense, net	284	249	138	101

Income before provision for income taxes	21,138	24,698	2,286	8,425
Provision for income taxes	275	282	30	96

Net income	$20,863	$24,416	$2,256	$8,329

Net income per common share:
Basic	$1.04	$1.22	$0.11	$0.42
Diluted	$1.04	$1.21	$0.11	$0.41
Weighted average shares outstanding:
Basic	20,000	20,000	20,000	20,000
Diluted	20,014	20,098	20,049	20,433

Pro Forma Income Information (unaudited)(2):
Historical income before provision for income taxes	$21,138	$24,698	$2,286	$8,425
Pro forma provision for income taxes	8,455	9,879	914	3,370

Pro forma net income	$12,683	$14,819	$1,372	$5,055

Pro forma basic income per common share(3)
Pro forma diluted income per common share(3)

	Fiscal Year Ended		Twenty-Six Weeks Ended
	January 30, 2010	January 29, 2011	July 31, 2010	July 30, 2011
Operating Data (unaudited):
Stores operating at beginning of period	99	111	111	125
Stores opened during the period	13	16	10	7
Stores closed during the period	1	2	1	1

Stores operating at end of period	111	125	120	131

Comparable store sales change(4)	-3.1%	6.7%	-0.9%	16.7%
Total square feet at end of period	862,971	967,011	931,503	1,014,879
Average square footage per store at end of period	7,775	7,736	7,763	7,747
Average net sales per store (in thousands)(5)	$2,479	$2,528	$1,074	$1,213
Average net stores sales per square foot(5)	$318	$326	$138	$157

Capital expenditures (in thousands)	$17,514	$15,674	$9,015	$8,742

	Actual July 30, 2011	Pro Forma July 30, 2011(7)	Pro Forma as adjusted July 30, 2011(8)
	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$30,952
Working capital	34,704
Total assets	149,806
Total long-term debt(6)	4,309
Stockholders’ equity	65,638

(1)	Includes buying, distribution and occupancy costs.
(2)	The unaudited pro forma income information for all periods presented gives effect to an adjustment for income tax expense as if we had been a “C” Corporation at an assumed combined federal, state and local effective income tax rate, which approximates our statutory income tax rate, of 40%.
(3)	Reflects the increase in the number of shares which would be sufficient to replace the capital in excess of current year earnings being withdrawn pursuant to the Reorganization Transaction and the related distribution of notes and cash (see footnote 8 below). The pro forma adjustment to basic and diluted weighted average shares outstanding for the fiscal year ended January 29, 2011 and the twenty-six weeks ended July 30, 2011 is and , respectively.
(4)	Comparable store sales are net sales from stores that have been open at least 12 full fiscal months as of the end of the applicable reporting period. A remodeled or relocated store is included in comparable store sales, both during and after construction, if the square footage of the store was not changed by more than 20% and the store was not closed for more than five days in any fiscal month. Comparable store sales include sales through our e-commerce store but exclude gift card breakage income and e-commerce shipping and handling fee revenue. E-commerce sales contributed 2.9% and 3.3% to the comparable store sales change for fiscal years 2009 and 2010, respectively, and 2.9% and 2.1% to the comparable store sales change for the twenty-six week periods ended July 31, 2010 and July 30, 2011, respectively.
(5)	The number of stores and the amount of square footage reflect the number of days during the period that new stores were open. E-commerce sales, e-commerce shipping revenue and gift card breakage income are excluded from our sales in deriving net sales per store and net sales per square foot.
(6)	Comprised solely of a capital lease for our corporate headquarters and distribution center.
(7)

This column gives effect to the Reorganization Transaction and stock split as described under “Description of Capital Stock—Reorganization Transaction,” including (i) the issuance by World of Jeans & Tops of the undistributed taxable earnings notes to its existing shareholders in the aggregate principal amount equal to 100% of World of Jeans & Tops’ undistributed taxable income from the date of its formation up to the date of termination of its “S” Corporation status, as a final distribution prior to the termination of its “S” Corporation status, equal to $ , and (ii) a change in net deferred tax asset of approximately $ assuming its “S” Corporation status terminated on .
(8)	This column gives effect to (i) the sale by us of shares of our Class A common stock in this offering assuming an initial public offering price of $ per share, the mid-point of the filing range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, a portion of which will be reimbursed to us by the underwriters and (ii) the application of the estimated proceeds from this offering as described under “Use of Proceeds”.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below, together with the financial statements and other information contained in this prospectus, before making a decision to buy our Class A common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could suffer. As a result, the trading price and value of our Class A common stock could decline and you could lose all or part of your investment in our Class A common stock.

Risks Related to Our Business

Our business depends upon identifying and responding to changing customer fashion preferences and fashion-related trends. If we cannot identify trends in advance or we select the wrong fashion trends, our sales could be adversely affected.

Fashion trends in the West Coast inspired and action sports related apparel, footwear and accessories market can change rapidly. We need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the merchandise our customers seek and maintain our brand image. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge the market for a trend, our sales could be adversely affected and we may be faced with a substantial amount of unsold inventory or missed opportunities. As a result, we may be forced to mark down our merchandise in order to dispose of slow moving inventory which may result in lower profit margins, negatively impacting our financial condition and results of operations.

We face intense competition in our industry and we may not be able to compete effectively.

The retail industry is highly competitive. We currently compete with other retailers such as Abercrombie & Fitch Co., Aeropostale, Inc., American Eagle Outfitters, Inc., The Buckle, Inc., Forever 21, Inc., Hot Topic, Inc., Pacific Sunwear of California, Inc., The Wet Seal, Inc., Urban Outfitters, Inc. and Zumiez, Inc. In addition, we compete with independent specialty shops, department stores and direct marketers that sell similar lines of merchandise and target customers through catalogs and e-commerce. Competition with some or all of these retailers noted above could require us to lower our prices or risk losing customers. In addition, significant or unusual promotional activities by our competitors may cause us to respond in-kind and adversely impact our operating cash flow. Because of these factors, current and future competition could have a material adverse effect on our financial condition and results of operations.

Furthermore, many of our competitors have greater financial, marketing and other resources than we currently do, and therefore may be able to devote greater resources to the marketing and sale of their products, generate national brand recognition or adopt more aggressive pricing policies than we can, which would put us at a competitive disadvantage. Moreover, we do not possess exclusive rights to many of the elements that comprise our in-store experience and product offerings. Our competitors may seek to emulate facets of our business strategy and in-store experience, which could result in a reduction of any competitive advantage or special appeal that we might possess. In addition, most of our products are sold to us on a non-exclusive basis. As a result, our current and future competitors may be able to duplicate or improve on some or all of our in-store experience or product offerings that we believe are important in differentiating our stores and our customers’ shopping experience. If our competitors were to duplicate or improve on some or all of our in-store experience or product offerings, our competitive position and our business could suffer.

Our sales could be severely impacted by declines in consumer confidence and decreases in consumer spending.

We depend upon consumers feeling confident to spend discretionary income on our product offering to drive our sales. Consumer spending may be adversely impacted by economic conditions such as consumer confidence in future economic conditions, interest and tax rates, employment levels, salary and wage levels, general business conditions, the availability of consumer credit and the level of housing, energy and food costs. These risks may be exacerbated for retailers like us who focus on specialty apparel and accessories. Our financial performance is particularly susceptible to economic and other conditions in regions or states where we have a significant number of stores, such as the southwestern U.S. and Florida. If periods of decreased consumer spending persist, our sales could decrease and our financial condition and results of operations could be adversely affected.

We have expanded rapidly in recent years and have limited operating experience at our current size.

We have significantly expanded our operations in the last six and a half years, increasing from 32 stores in June 2004 in the state of California to operating 131 stores in 11 states as of July 30, 2011. If our operations continue to grow, we will be required to expand our sales and distribution functions, marketing, support services, management information systems and administrative personnel. This expansion could increase the strain on our existing resources, causing operational difficulties such as difficulties in hiring, obtaining adequate levels of merchandise, delayed shipments and decreased customer service levels. These difficulties could cause our brand image to deteriorate and lead to a decrease in revenues, income and the price of our common stock.

Our continued growth depends upon our ability to successfully open a significant number of new stores.

We have grown our store count rapidly in recent years and that has contributed to our growth in profits. However, we must continue to open and operate new stores to help maintain this revenue and profit growth. We opened 16 stores in 2010 and 13 stores in 2009. As of July 30, 2011, we have opened seven stores and closed one store during 2011 and plan to open an additional 9 stores in the remainder of the year. We plan to open approximately 20 net stores in 2012. However, there can be no assurance that we will open the planned number of new stores in fiscal year 2011 or thereafter. Our ability to successfully open and operate new stores is subject to a variety of risks and uncertainties, such as:

•	identifying suitable store locations, the availability of which is beyond our control;

•	obtaining acceptable lease terms;

•	sourcing sufficient levels of inventory;

•	selecting the appropriate merchandise that appeals to our customers;

•	hiring and retaining store employees;

•	assimilating new store employees into our corporate culture;

•	effectively marketing the new stores’ locations;

•	avoiding construction delays and cost overruns in connection with the build-out of new stores;

•	managing and expanding our infrastructure to accommodate growth; and

•	integrating the new stores with our existing buying, distribution and other support operations.

Our failure to successfully address these challenges could have a material adverse effect on our financial condition and results of operations, causing the market price of our Class A common stock to decline.

Expanding into new geographic markets may present challenges that are different from those we currently encounter. Failure to effectively adapt to these new challenges could adversely affect our ability to profitably operate those stores and maintain our brand image.

We operate stores in a variety of different geographic markets in the U.S. and do not significantly differentiate between our stores by visual display or by the product offering. We also currently do not significantly differentiate our general store business plan from store to store. As we expand store locations, we may face challenges that are different from those we currently encounter. Our expansion into new geographic markets could result in competitive, merchandising, distribution and other challenges. In addition, as the number of our stores increases, we may face risks associated with market saturation of our product offerings and locations. Our vendors may also restrict their sales to us in new markets to the extent they are already saturating that market with their products through other retailers or their own stores. There can be no assurance that any newly opened stores will be received as well as, or achieve net sales or profitability levels comparable to those of, our existing stores in the time periods estimated by us, or at all. If our stores fail to achieve, or are unable to sustain, acceptable net sales and profitability levels, our business may be materially harmed and we may incur significant costs associated with closing those stores and our brand image may be negatively impacted.

Our business largely depends on a strong brand image, and if we are not able to maintain and enhance our brand, particularly in new markets where we have limited brand recognition, we may be unable to increase or maintain our level of sales.

We believe that our brand image and brand awareness has contributed significantly to the success of our business. We also believe that maintaining and enhancing our brand image, particularly in new markets where we have limited brand recognition, is important to maintaining and expanding our customer base. As we execute our growth strategy, our ability to successfully integrate new stores into their surrounding communities, to expand into new markets or to maintain the strength and distinctiveness of our brand image in our existing markets will be adversely impacted if we fail to connect with our target customer. Maintaining and enhancing our brand image may require us to make substantial investments in areas such as merchandising, marketing, store operations, community relations, store graphics, catalog distribution and employee training, which could adversely affect our cash flow and which may not ultimately be successful. Failure to successfully market our brand in new and existing markets could harm our business, results of operations and financial condition.

Our sales can significantly fluctuate based upon shopping seasons, which may cause our operating results to fluctuate disproportionately on a quarterly basis.

Because of a traditionally higher level of sales during the back-to-school and winter holiday shopping seasons, our sales are typically higher in the third and fourth fiscal quarters than they are in the first and second fiscal quarters. Accordingly, the results of a single fiscal quarter, particularly the third and fourth fiscal quarters, should not be relied on as an indication of our annual results or future performance. In addition, any factors that harm our third and fourth fiscal quarter operating results could have a disproportionate effect on our results of operations for the entire fiscal year.

We depend on cash generated from our existing store operations to support our growth which could strain our cash flow.

We primarily rely on cash flow generated from existing stores to fund our current operations and our growth plans. It takes several months and a significant amount of cash to open a new store. If we continue to open a large number of stores relatively close in time, the cost of these store openings and the cost of continuing operations could reduce our cash position. An increase in our net cash outflow for new stores could adversely affect our operations by reducing the amount of cash available to address other aspects of our business.

In addition, as we expand our business, we will need significant amounts of cash from operations to pay our existing and future lease obligations, build out new store space, purchase inventory, pay personnel, pay for the increased costs associated with operating as a public company, and, if necessary, further invest in our infrastructure and facilities. If our business does not generate sufficient cash flow from operations to fund these activities, and sufficient funds are not otherwise available from the net proceeds we receive from this offering or our existing revolving credit facility or future credit facilities, we may need additional equity or debt financing. If such financing is not available to us on satisfactory terms, our ability to operate and expand our business or to respond to competitive pressures would be limited and we could be required to delay, curtail or eliminate planned store openings. Moreover, if we raise additional capital by issuing equity securities or securities convertible into equity securities, your ownership may be diluted. Any debt financing we may incur may impose on us covenants that restrict our operations, and will require interest payments that would create additional cash demands and financial risk for us.

Our ability to attract customers to our stores depends significantly on the success of the retail centers where the stores are located.

We depend on the location of our stores to generate a large amount of our customer traffic. We try to select well-known and popular malls, power centers, neighborhood and lifestyle centers, outlet centers and street-front locations, usually near prominent retailers, to generate customer traffic for our stores. Customer traffic at these retail centers, and consequently our stores, could be adversely affected by economic downturns nationally or regionally, competition from Internet retailers, changes in consumer demographics, the closing or decrease in popularity of other retailers in the retail centers in which our stores are located, our inability to obtain or maintain prominent store locations within retail centers or the selection by prominent retailers and businesses of other locations. A reduction in customer traffic would likely lead to a decrease in our sales, and, if similar reductions in traffic occur at a number of our stores, this could have a material adverse effect on our financial condition and results of operations.

Some of our new stores may open in locations close enough to our existing stores that sales at those existing stores may be negatively impacted.

As we continue to open additional locations within existing markets, some of our new stores may open close enough to our existing stores that a segment of customers will stop shopping at our existing locations and prefer to shop at the new locations, and therefore sales and profitability at those existing stores may decline. If this were to occur with a number of our stores, this could have a material adverse effect on our results of operations.

We purchase merchandise in advance of the season in which it will be sold and if we purchase too much inventory we may need to reduce prices in order to sell it, which may adversely affect our overall profitability.

We must actively manage our purchase of inventory. Generally, we order merchandise months in advance of it being received and offered for sale. If there is a significant decrease in demand for our products or if we fail to accurately predict fashion trends or consumer demands, we may be forced to rely on markdowns or promotional sales to dispose of excess inventory. This could have an adverse effect on our margins and operating income.

We buy and stock merchandise based upon seasonal weather patterns and therefore unseasonable weather could negatively impact our sales.

We buy select merchandise for sale based upon expected weather patterns during the seasons of winter, spring, summer and fall. If we encounter untimely aberrations in weather conditions, such as warmer winters or cooler summers than would be considered typical, these weather variations could cause some of our merchandise to be inconsistent with what consumers wish to purchase, causing our sales to decline. Furthermore, extended unseasonable weather conditions in the southwestern U.S., particularly in California and Arizona, will likely have a greater impact on our sales because of our store concentration in that region.

If we fail to maintain good relationships with our suppliers or if our suppliers are unable or unwilling to provide us with sufficient quantities of merchandise at acceptable prices, our business and operations may be adversely affected.

Our business is largely dependent on continued good relations with our suppliers, including vendors for our third-party branded products and manufacturers for our proprietary branded products. We operate on a purchase order basis for our proprietary branded and third-party branded merchandise and do not have long-term contractual relationships with our suppliers. Accordingly, our suppliers can refuse to sell us merchandise, limit the type or quantity of merchandise they sell us or raise prices at any time, which can have an adverse impact on our business. Deterioration in our relationships with our suppliers could have a material adverse impact on our business, and there can be no assurance that we will be able to acquire desired merchandise in sufficient quantities on terms acceptable to us in the future. Also, some of our vendors are vertically integrated, selling products directly from their own retail stores, and therefore are in direct competition with us. These vendors may decide at some point in the future to discontinue supplying their merchandise to us, supply us less desirable merchandise or raise prices on the products they do sell us. If we lose key vendors or are unable to find alternative vendors to supply us with substitute merchandise for lost products, our business may be adversely affected.

A rise in the cost of raw materials, such as cotton, and the cost of labor and transportation could increase our cost of sales and cause our results of operations and margins to decline.

Fluctuations in the price, availability and quality of fabrics or other raw materials used to manufacture our products, as well as the price for labor and transportation, could have adverse impacts on our cost of sales and our ability to meet our customers’ demands. In particular, because a key component of our clothing is cotton, any increases in the cost of cotton may significantly affect the cost of our products and could have an adverse impact on our cost of sales. We may not be able to pass all or a portion of these higher costs on to our customers, which could have a material adverse effect on our profitability.

Any inability to balance merchandise bearing our proprietary brands with the third-party branded merchandise we sell may have an adverse effect on our sales and gross margin.

Our proprietary branded merchandise represented approximately 29% of our net sales for the fiscal year ended January 29, 2011. Our proprietary branded merchandise generally has a higher gross margin than the third-party branded merchandise we offer. As a result, we may determine that it is best for us to continue to hold or increase the penetration of our proprietary brands in the future. However, carrying our proprietary brands limits the amount of third-party branded merchandise we can carry and, therefore, there is a risk that the customers’ perception that we offer many major brands will decline. By maintaining or increasing the amount of our proprietary branded merchandise, we are also exposed to greater fashion risk, as we may fail to anticipate fashion trends correctly. These risks, if they occur, could have a material adverse effect on sales and profitability.

Most of our merchandise is produced in foreign countries, making the price and availability of our merchandise susceptible to international trade and other international conditions.

Although we purchase our merchandise from domestic suppliers, these suppliers have a majority of their merchandise made in foreign countries. Some foreign countries can be, and have been, affected by political and economic instability and natural disasters, negatively impacting trade. The countries in which our merchandise currently is manufactured or may be manufactured in the future could become subject to new trade restrictions imposed by the U.S. or other foreign governments. Trade restrictions, including increased tariffs or quotas, embargoes and customs restrictions, against apparel items, as well as U.S. or foreign labor strikes, work stoppages or boycotts, could increase the cost or reduce the supply of apparel available to us and have a material adverse effect on our business, financial condition and results of operations. In addition, our merchandise supply could be impacted if our suppliers’ imports become subject to existing or future duties and quotas, or if our suppliers face increased competition from other companies for production facilities, import quota capacity and shipping capacity. Any increase in the cost of our merchandise or limitation on the amount of merchandise we are able to purchase could have a material adverse effect on our financial condition and results of operations.

If our vendors and manufacturing sources fail to use acceptable labor or other practices our reputation may be harmed, which could negatively impact our business.

We purchase merchandise from independent third-party vendors and manufacturers. If any of these suppliers have practices that are not legal or accepted in the U.S., consumers may develop a negative view of us, our brand image could be damaged and we could become the subject of boycotts by our customers and/or interest groups. Further, if the suppliers violate labor or other laws of their own country, these violations could cause disruptions or delays in their shipments of merchandise. For example, much of our merchandise is manufactured in China and Mexico, which have different labor practices than the U.S. We do not independently investigate whether our suppliers are operating in compliance with all applicable laws and therefore we rely upon the suppliers’ representations set forth in our purchase orders and vendor agreements concerning the suppliers’ compliance with such laws. If our goods are manufactured using illegal or unacceptable labor practices in these countries, or other countries from which our suppliers source the product we purchase, our ability to supply merchandise for our stores without interruption, our brand image and, consequently, our sales may be adversely affected.

If we lose key management personnel our operations could be negatively impacted.

Our business and growth depends upon the leadership and experience of our key executive management team, including our co-founder, Hezy Shaked, who currently serves as our Chief Strategy Officer and Chairman of our board of directors, and Daniel Griesemer, our President and Chief Executive Officer, and we may be unable to retain their services. We also may be unable to retain other existing management personnel that are critical to our success, which could result in harm to our vendor and employee relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs. The loss of services of any of our key personnel could have a material adverse effect on our business and prospects, and could be viewed in a negative light by investors and analysts, which could cause our Class A common stock price to decline. None of our employees, except for Mr. Griesemer, have employment agreements and we do not intend to purchase key person life insurance covering any employee. If we lose the services of any of our key personnel or we are not able to attract additional qualified personnel, we may not be able to successfully manage our business.

If we cannot retain or find qualified employees to meet our staffing needs in our stores, our distribution center, or our corporate offices, our business could be adversely affected.

Our success depends upon the quality of the employees we hire. We seek employees who are motivated, represent our corporate culture and brand image and, for many positions, have knowledge of our merchandise and the skill necessary to excel in a customer service environment. The turnover rate in the retail industry is high and finding qualified candidates to fill positions may be difficult. If we cannot attract and retain corporate employees, district managers, store managers and store associates with the qualifications we deem necessary, our ability to effectively operate and expand may be adversely affected. In addition, we rely on temporary personnel to staff our distribution center, as well as seasonal part-time employees to provide incremental staffing to our stores in busy selling seasons such as the back-to-school and winter holiday seasons. We cannot guarantee that we will be able to find adequate temporary or seasonal personnel to staff our operations when needed, which may strain our existing personnel and negatively impact our operations.

Our corporate headquarters, distribution center and management information systems are in a single location in southern California, and if their operations are disrupted, we may not be able to operate our store support functions or ship merchandise to our stores, which would adversely affect our business.

Our corporate headquarters, distribution center and management information systems are in a single location in Irvine, California. If we encounter any disruptions to our operations at this building or if it were to shut down for any reason, including by fire or other natural disaster, then we may be prevented from effectively operating our stores, shipping and processing our merchandise and operating our e-commerce business. Furthermore, the risk of disruption or shut down at this building is greater than it might be if it were located in another region, as southern California is prone to natural disasters such as earthquakes and wildfires. Any disruption or shut down at this location could significantly impact our operations and have a material adverse effect on our financial condition and results of operations.

Our stores are mostly located in the southwestern U.S. and Florida, with a significant number of stores located in California, putting us at risk to region-specific disruptions.

Out of a total of 131 stores as of July 30, 2011, we operated 73 stores in California, 17 stores in Arizona, six stores in Nevada and 16 stores in Florida. Sales in these states could be more susceptible than the country generally to disruptions, such as from economic and weather conditions, demographic and population changes and changes in fashion tastes, and consequently, we may be more susceptible to these factors than more geographically diversified competitors. For example, because of the negative economic impact caused by the downturn in the housing market, sales in these states may have slowed more than sales would have in other regions or the country as a whole. Compared to the country as a whole, stores in California are exposed to a relatively high risk of damage from a major earthquake or wildfires, while stores in Florida are also exposed to a relatively high risk from hurricane damage. Any negative impact upon or disruption to the operations of stores in these states could have a material adverse effect on our financial condition and results of operations.

We are required to make significant lease payments for our store leases and corporate offices and distribution center, which may strain our cash flow.

We lease all of our retail store locations as well as our corporate headquarters and distribution center. We do not own any real estate. Leases for our stores are typically for terms of ten years and many can be extended in five-year increments. Many of our leases have early cancelation clauses which permit us to terminate the lease if certain sales thresholds are not met in certain periods of time. Our costs under these leases are a significant amount of our expenses and are growing rapidly as we expand the number of locations and existing locations experience expense increases. In fiscal year 2010, our total operating lease rent expense was $26.3 million and our common area maintenance expense was $9.5 million. This increased from $22.4 million and $8.0 million, respectively, in fiscal year 2009 and can be expected to continue to increase as we open more stores. We are required to pay additional rent under many of our lease agreements based upon achieving certain sales plateaus for each store location. In addition, we must make significant payments for common area maintenance and real estate taxes. Many of our lease agreements also contain provisions which increase the rent payments on a set time schedule, causing the cash rent paid for a location to escalate over the term of the lease. In addition, rent costs could escalate when multi-year leases are renewed at the expiration of their lease term. These costs are significant, recurring and increasing, which places a consistent strain on our cash flow.

We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flows from operating activities, and sufficient funds are not otherwise available to us from borrowings under our available revolving credit facility or from other sources, we may not be able to service our operating lease expenses, grow our business, respond to competitive challenges or to fund our other liquidity and capital needs, which would harm our business.

Additional sites that we lease are likely to be subject to similar long-term leases. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close stores in desirable locations. If we are unable to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close, our business, profitability and results of operations may be harmed.

We rely on Integrity Retail Distribution and Federal Express to deliver merchandise to our stores located outside of southern California and therefore our business could be negatively impacted by disruptions in the operations of these third-party providers.

We rely on Integrity Retail Distribution to ship our merchandise from our distribution center in Irvine, California to our stores located in northern and central California, Arizona and Nevada, and we rely on Federal Express to ship our merchandise to stores in all other states. We also rely on Federal Express and the U.S. Postal

Service to ship all e-commerce sales packages to our customers. Relying on these third-party delivery services puts us at risk from disruptions in their operations, such as employee strikes, inclement weather and their ability to meet our shipping demands. If we are forced to use other delivery services, our costs could increase and we may not be able to meet shipment deadlines. Moreover, we may not be able to obtain terms as favorable as those received from the transportation providers we currently use, which would further increase our costs. These circumstances may negatively impact our financial condition and results of operations.

We may not be able to maintain comparable store sales or sales per square foot, which may cause our results of operations to decline and the price of our Class A common stock to be volatile.

The investing public may use comparable store sales or net store sales per square foot projections or results, over a certain period of time, such as on a quarterly or yearly basis, as an indicator of our profitability growth. Our comparable store sales can vary significantly from period to period for a variety of reasons, such as the age of stores, changing economic factors, unseasonable weather, changing fashion trends, pricing, the timing of the release of new merchandise and promotional events and increased competition. These factors could cause comparable store sales or net store sales per square foot to decline period to period or fail to grow at expected rates, which could adversely affect our results of operations and cause the price of our Class A common stock to be volatile during such periods.

If our management information systems fail to operate or are unable to support our growth, our operations could be disrupted.

We rely upon our management information systems in almost every aspect of our daily business operations. For example, our management information systems serve an integral part in enabling us to order merchandise, process merchandise at our distribution center and retail stores, perform and track sales transactions, manage personnel, pay vendors and employees, operate our e-commerce business and report financial and accounting information to management. In addition, we rely on our management information systems to enable us to leverage our costs as we grow. If our management information systems fail to operate or are unable to support our growth, our store operations and e-commerce business could be severely disrupted, and we could be required to make significant additional expenditures to remediate any such failure.

Our internal operations or management information systems could be disrupted by system security failures. These disruptions could negatively impact our sales, increase our expenses, and harm our reputation and the price of our Class A common stock.

Hackers, computer programmers and internal users may be able to penetrate our network security and create system disruptions, cause shutdowns and misappropriate our confidential information or that of third parties, including our customers. Therefore, we could incur significant expenses addressing problems created by security breaches to our network. This risk is heightened because we collect and store customer information for marketing purposes, as well as credit card information. We must, and do, take precautions to secure customer information and prevent unauthorized access to our database of confidential information. However, if unauthorized parties, including external hackers or computer programmers, gain access to our database, they may be able to steal this confidential information. Our failure to secure this information could result in costly litigation, adverse publicity or regulatory action that could have a material adverse effect on our financial condition and results of operations. In addition, sophisticated hardware and operating system software and applications that we procure from third parties may contain defects in design or manufacture that could unexpectedly interfere with our operations. The cost to alleviate security risks, defects in software and hardware and address any problems that occur could negatively impact our sales, distribution and other critical functions, as well as our financial results.

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our brand image. Our company’s name, logo, domain name and our proprietary brands and our registered and unregistered trademarks and copyrights are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of copyright, trademark, trade dress and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows. If we cannot protect our intellectual property rights, our brand identity and the goodwill we created for our company may diminish, causing our sales to decline.

We have not registered any of our intellectual property outside of the U.S. and cannot prohibit other companies from using our trademarks in foreign countries. Use of our trademarks in foreign countries could negatively impact our identity in the U.S. and cause our sales to decline.

We may be subject to liability if we, or our vendors, infringe upon the intellectual property rights of third parties.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments we are required to make and any injunction we are required to comply with as a result of such infringement actions could adversely affect our financial results.

We purchase merchandise from vendors that may be subject to design copyrights, design patents, or otherwise may incorporate protected intellectual property. We are not involved in the manufacture of any of the merchandise we purchase from our vendors for sale to our customers, and we do not independently investigate whether these vendors legally hold intellectual property rights to merchandise that they are manufacturing or distributing. As a result, we rely upon vendors’ representations set forth in our purchase orders and vendor agreements concerning their right to sell us the products that we purchase from them. If a third party claims to have licensing rights with respect to merchandise we purchased from a vendor, or we acquire unlicensed merchandise, we could be obligated to remove such merchandise from our stores, incur costs associated with destruction of such merchandise if the distributor or vendor is unwilling or unable to reimburse us and be subject to liability under various civil and criminal causes of action, including actions to recover unpaid royalties and other damages and injunctions. Although our purchase orders and vendor agreement with each vendor require the vendor to indemnify us against such claims, a vendor may not have the financial resources to defend itself or us against such claims, in which case we may have to pay the costs and expenses associated with defending such claim. Any of these results could harm our brand image and have a material adverse effect on our business and growth.

Our founders control a majority of the voting power of our common stock, which may prevent other stockholders from influencing corporate decisions and may result in conflicts of interest that cause the price of our Class A common stock to decline.

Upon consummation of this offering, our common stock will consist of two classes: Class A and Class B. Holders of Class A common stock are entitled to one vote per share, and holders of Class B common stock are entitled to 10 votes per share, on all matters to be voted on by our common stockholders. Immediately following completion of this offering, all of the shares of Class B common stock will be beneficially owned by the Shaked and Levine family entities. As a result, the Shaked and Levine family entities will control approximately     % of the total voting power of our outstanding common stock, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock in this offering. In addition, Mr. Shaked serves as

Chairman of the Board of Directors, and is the voting trustee, pursuant to a voting trust agreement, covering the shares owned by Ms. Levine. As a result, Mr. Shaked is in a position to dictate the outcome of any corporate actions requiring stockholder approval, including the election of directors and mergers, acquisitions and other significant corporate transactions. Mr. Shaked may delay or prevent a change of control from occurring, even if the change of control could appear to benefit the stockholders. Mr. Shaked may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This ownership concentration may adversely impact the trading of our Class A common stock because of a perceived conflict of interest that may exist, thereby depressing the value of our Class A common stock.

We will enter into tax indemnification agreements with our existing shareholders and could become obligated to make payments to them for any additional federal, state or local income taxes assessed against them for fiscal periods prior to the completion of this offering.

World of Jeans & Tops has historically been treated as an “S” Corporation for U.S. federal income tax purposes. Effective upon completion of the Reorganization Transaction, World of Jeans & Tops’ “S” Corporation status will terminate and it will thereafter be subject to federal income taxes and increased state income taxes. In the event of an adjustment to World of Jeans & Tops’ reported taxable income for a period or periods prior to termination of its “S” Corporation status, its shareholders during those periods could be liable for additional income taxes for those prior periods. Therefore, we will enter into tax indemnification agreements with the former shareholders of World of Jeans & Tops prior to consummation of this offering. Pursuant to the tax indemnification agreements, we will agree to indemnify, defend and hold harmless each such shareholder on an after-tax basis against additional income taxes, plus interest and penalties resulting from adjustments made, as a result of a final determination made by a competent tax authority, to the taxable income World of Jeans & Tops reported as an “S” Corporation. Such indemnification will also include any losses, costs or expenses, including reasonable attorneys’ fees, arising out of a claim for such tax liability.

Acts of war or terrorism could negatively affect our business.

All of our stores are located in public areas where large numbers of people typically gather. Any terrorist attacks, or threats of terrorists attacks, to public areas could cause people not to visit areas where our stores are located. Further, armed conflicts or acts of war throughout the world may create uncertainty, causing consumers to spend less on discretionary purchases, including on apparel and accessories, and disrupting our ability to obtain merchandise for our stores. Such decreases in consumer spending or disruptions in our ability to obtain merchandise would likely decrease our sales and materially adversely affect our financial condition and results of operations.

Litigation costs and the outcome of litigation could have a material adverse effect on our business.

From time to time we may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, employment matters, compliance with the Americans with Disabilities Act of 1990, apparel, footwear and accessory safety standards, security of customer and employee personal information, contractual relations with vendors, marketing and infringement of trademarks and other intellectual property rights. Litigation to defend ourselves against claims by third parties, or to enforce any rights that we may have against third parties, may be necessary, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

Management does not believe the nature of any pending legal proceeding will have a material adverse effect on our financial condition and results of operations. However, management’s assessment may change at any time based upon the discovery of facts or circumstances that are presently not known to us. Therefore, there can be no assurance that any pending or future litigation will not have a material adverse effect on our financial condition and results of operations.

We may be subject to unionization, work stoppages, slowdowns or increased labor costs.

Currently, none of our employees are represented by a union. However, our employees have the right under the National Labor Relations Act to form or affiliate with a union. If some or all of our workforce were to become unionized and the terms of the collective bargaining agreement were significantly different from our current compensation arrangements, it could increase our costs and adversely impact our profitability. Moreover, participation in labor unions could put us at increased risk of labor strikes and disruption of our operations.

Violations of and/or changes in laws, including employment laws and laws related to our merchandise, could make conducting our business more expensive or change the way we do business.

We are subject to numerous regulations, including labor and employment, customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of stores and warehouse facilities. If these regulations were violated by our management, employees or vendors, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations.

Similarly, changes in laws could make operating our business more expensive or require us to change the way we do business. For example, changes in laws related to employee healthcare, hours, wages, job classification and benefits could significantly increase operating costs. In addition, changes in product safety or other consumer protection laws could lead to increased costs for certain merchandise, or additional labor costs associated with readying merchandise for sale. It may be difficult for us to foresee regulatory changes impacting our business and our actions needed to respond to changes in the law could be costly and may negatively impact our operations.

We will incur significant expenses as a result of being a publicly traded company, which could negatively impact our earnings.

As a result of becoming a public company, and of being a public company, we expect to incur significant incremental legal, accounting, insurance and other expenses. Compliance with the Sarbanes-Oxley Act of 2002 and the rules implemented by the SEC and New York Stock Exchange, or NYSE, require changes to corporate governance practices of public companies that did not apply to us prior to becoming a public company. In addition, the reporting requirements of the Securities Exchange Act of 1934, as amended, will require, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. Our compliance with these laws, rules and regulations have increased, and will continue to increase, our expenses, including legal and accounting costs, and make some of our operations more costly and time consuming. In addition, it may also be more difficult for us to find and retain qualified persons to serve on our board of directors or as executive officers. Further, any additional expenses in legal, accounting, insurance and other related expenses could reduce our earnings and have a material adverse effect on our financial condition and results of operations.

Our failure to maintain adequate internal controls over our financial and management systems may cause errors in our financial reporting. These errors may cause a loss of investor confidence and result in a decline in the price of our Class A common stock.

Our public company reporting obligations and our anticipated growth will likely strain our financial and management systems, internal controls and our employees. In addition, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we are required to finish documenting and testing our internal controls so our management can certify the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm can render an opinion on our internal controls over financial reporting by the time our annual report for fiscal year 2012 is due and annually thereafter.

We are currently taking the necessary steps to comply with Section 404. However, this process is time consuming and costly. If during this process we identify one or more material weaknesses in our internal controls, it is possible that our management may not be able to certify that our internal controls are effective by the certification deadline. We cannot be certain we will be able to successfully complete the implementation, certification and attestation requirements of Section 404 within the time period allowed.

Moreover, if we identify any material weaknesses or significant deficiencies in our internal controls, we will have to implement appropriate changes to these controls, which may require specific compliance training for our directors, officers and employees, require the hiring of additional finance, accounting, legal and other personnel, entail substantial costs to modify our existing accounting systems and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. Effective internal controls are necessary for us to produce reliable financial reports and are important to prevent fraud. As a result, our failure to satisfy the requirements of Section 404 on a timely basis could result in us being subject to regulatory action and a loss of investor confidence in the reliability of our financial statements, both of which in turn could cause the market value of our Class A common stock to decline.

Prior to this offering, World of Jeans & Tops was treated as an “S” Corporation under Subchapter S of the Internal Revenue Code, and claims of taxing authorities related to its prior status as an “S” Corporation could harm us.

Concurrent with and as a result of the Reorganization Transaction, World of Jeans & Tops’ “S” Corporation status will terminate and World of Jeans & Tops will be treated as a “C” Corporation for federal and applicable state income tax purposes. As a “C” Corporation, World of Jeans & Tops will become subject to federal and increased state income taxes. In addition, if the unaudited, open tax years in which World of Jeans & Tops was an “S” Corporation are audited by the Internal Revenue Service, and World of Jeans & Tops is determined not to have qualified for, or to have violated, its “S” Corporation status, World of Jeans & Tops will be obligated to pay back taxes, interest and penalties, and the company will not have the right to reclaim tax distributions it made to its shareholders during those periods. These amounts could include taxes on all of World of Jeans & Tops’ taxable income while it was an “S” Corporation. Any such claims could result in additional costs to us and could have a material adverse effect on our results of operations and financial condition.

We will need to amend our existing credit facility upon completion of our initial public offering and there is no guarantee that we will be able to do so. The terms of this amended facility may impose operating and financial restrictions on us that may impair our ability to respond quickly to changing business and economic conditions. If we need to draw on this facility, the impairment could have a significant adverse impact on our business.

Our existing credit facility with Wells Fargo Bank does not permit for our corporate reorganization and initial public offering. Therefore, immediately before the completion of our initial public offering, we expect to amend our credit facility. In addition, the amended facility is expected to provide a $25 million revolving line of credit, which we may use to finance working capital or other needs, including the purchase of inventory and equipment, capital expenditures and funding for other general corporate purposes. There is no guarantee that we will be able to amend the facility and, should we ever need to use the facility, our inability to successfully secure an amended facility could have a significant adverse impact on our business, including our plans for continued growth. We expect the amended revolving credit facility will contain a number of restrictions and affirmative and negative covenants, such as restrictions on liens, annual capital expenditures, additional indebtedness, dispositions, dividends or stock repurchases and changes in the nature of our business, as well as requirements for certain levels of tangible net worth, liquidity and profitability. Obligations under the revolving credit facility will likely be secured by substantially all of our assets. Our ability to comply with these restrictions and covenants may be affected by events beyond our control. A breach of any of these restrictions and covenants could result in a default under the revolving credit facility. If a default occurs, the lender may elect to terminate the availability of undrawn amounts, increase the interest rate on all borrowings outstanding and declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable. If we are unable to repay outstanding borrowings when due, whether at their maturity or if declared due and payable by the lender following a default, the lender will have the right to proceed against the collateral granted to it to secure the indebtedness. As a result, any breach of these restrictions and covenants could have a material adverse effect on us.

We may engage in strategic transactions that could negatively impact our liquidity, increase our expenses and present significant distractions to our management.

We may consider strategic transactions and business arrangements, including, but not limited to, acquisitions, asset purchases, partnerships, joint ventures, restructurings, divestitures and investments. Any such transaction may require us to incur non-recurring or other charges, may increase our near and long-term expenditures and may pose significant integration challenges or disrupt our management or business, which could harm our operations and financial results.

Our e-commerce business subjects us to numerous risks that could have an adverse effect on our results of operations.

For fiscal year 2010, sales from our e-commerce business increased 46% over the previous year and represented approximately 10% of our total net sales. Our e-commerce business and its continued growth subject us to certain risks that could have an adverse effect on our results of operations, including:

•	diversion of traffic from our stores;

•	liability for online content;

•	government regulation of the Internet; and

•	risks related to the computer systems that operate our website and related support systems, including computer viruses, electronic break-ins and similar disruptions.

We may incur substantial expenses related to our issuance of stock-based compensation, which may have a negative impact on our operating results for future periods.

We follow the provisions of the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 718, Compensation-Stock Compensation, for stock-based compensation. Our stock-based compensation expenses may be significant in future periods, which could have an adverse impact on our operating and net income. FASB ASC 718 requires the use of subjective assumptions, including the options’ expected lives and the price volatility of our Class A common stock. Changes in the subjective input assumptions can materially affect the amount of our stock-based compensation expense. In addition, an increase in the competitiveness of the market for qualified employees could result in an increased use of stock-based compensation awards, which in turn would result in increased stock-based compensation expense in future periods.

Risks Related to this Offering and Ownership of Our Class A Common Stock

We will be a controlled company within the meaning of the NYSE rules, and, as a result, we may rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon completion of this offering, Mr. Shaked will control more than 50% of the total voting power of our common stock and we will be considered a controlled company under the NYSE corporate governance listing standards. As a controlled company, certain exemptions under the NYSE listing standards will exempt us from the obligation to comply with certain NYSE corporate governance requirements, including the requirements:

•	that a majority of our board of directors consist of independent directors, as defined under the rules of the NYSE;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Although we intend to comply with these listing requirements even though we will be a controlled company, there is no guarantee that we will not take advantage of these exemptions in the future. Accordingly, so long as we are a controlled company, holders of our Class A common stock may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

There has been no public market for our Class A common stock and an active trading market for our Class A common stock may never develop following the offering.

Prior to this offering, there has been no public market for our Class A common stock and we cannot guarantee that an active trading market will develop or be sustained after the offering. If an active market does not develop or is not sustained, it may be difficult for you to sell your Class A common stock at a favorable price or at all. We cannot predict the future value of our Class A common stock. The initial public offering price will be based upon negotiations between us and the underwriters and may not bear any relationship to the market price our Class A common stock may trade at after the offering. As a result, the value of our Class A common stock may decline below the initial public offering price, based upon the market for our Class A common stock or changes in our financial condition and results of operations, and you may not be able to resell your shares of our Class A common stock at or above the initial public offering price.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our Class A common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, the price of our Class A common stock would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause the price of our Class A common stock and trading volume to decline.

The price of our Class A common stock may be volatile and decline in value.

The market for retail apparel stocks can be highly volatile. As a result, the market price of our Class A common stock is likely to be volatile and investors may experience a decrease in the value of the Class A common stock, unrelated to our operations. The price of our Class A common stock could fluctuate significantly in response to a number of factors, as discussed in this “Risk Factors” section and such as those listed below:

•	variations in our operating performance and the performance of our competitors;

•	publication of research reports or recommendation by securities analysts about us, our competitors or our industry, or a lack of such securities analyst coverage;

•	our failure or our competitors’ failure to meet analysts’ projections or guidance;

•	our levels of comparable store sales;

•	changes to our management team;

•	regulatory developments negatively affecting our industry;

•	changes in stock market valuations of our competitors;

•	the development and sustainability of an active trading market for our Class A common stock;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	the performance and successful integration of any new stores that we open;

•	actions by competitors or other mall and non-mall tenants;

•	announcements by us or our competitors of new product offerings or significant acquisitions;

•	ratings downgrades by any securities analysts who follow our common stock;

•	fluctuations in the stock markets generally;

•	changes in general market and economic conditions; and

•	changes in fashion trends that we did not anticipate.

Further, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation. The threat or filing of class action litigation lawsuits could cause the price of our Class A common stock to decline.

Future sales of our common stock by existing stockholders could cause the price of our Class A common stock to decline.

Any sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales might occur, may cause the market price for our Class A common stock to decline. Upon completion of this offering, we will have          shares of Class A common stock and          shares of Class B common stock outstanding, excluding any shares of Class A common stock that may be issued pursuant to the underwriters’ option to purchase additional shares, and          shares of Class A common stock issuable upon the exercise of outstanding stock options. All of these shares, other than the          shares of Class B common stock held by the Shaked and Levine family entities and the          shares of Class A common stock held by our directors and officers and other “affiliates”, as defined in Rule 144 of the Securities Act of 1933, as amended, or Rule 144, will be freely tradable without restriction under the Securities Act of 1933, as amended, or Securities Act. The shares held by the Shaked and Levine family entities and our directors, officers and other affiliates are restricted securities under the Securities Act, and may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

Each of our executive officers, directors and certain of our stockholders have agreed, subject to certain exceptions, to be bound by a lock-up agreement that prevents us and them from selling or transferring shares of our common stock during the 180-day period following this offering. However, these shares will be freely tradable, subject to the limitations of Rule 144, in the public markets after the expiration of the lock-up period, which could depress the value of our Class A common stock. Moreover, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion, release any of the shares held by our executive officers, directors and other current stockholders from the restrictions of the lock-up agreement at any time without notice, which would allow the immediate sale of these shares in the market, subject to the limitations of Rule 144. See “Underwriting”.

Our corporate organizational documents and Delaware law have anti-takeover provisions that may inhibit or prohibit a takeover of us and the replacement or removal of our management.

In addition to the effect that the concentration of ownership and voting power in the Shaked and Levine family entities, the anti-takeover provisions under Delaware law, as well as the provisions contained in our corporate organizational documents, may make an acquisition of us more difficult.

For example:

•

our certificate of incorporation includes a provision authorizing our board of directors to issue blank check preferred stock without stockholder approval, which, if issued, would increase the number of outstanding shares of our capital stock and make it more difficult for a stockholder to acquire us;

•

our certificate of incorporation provides that if all shares of our Class B common stock are converted into Class A common stock or otherwise cease to be outstanding, our board of directors will be divided into three classes in the manner provided by our certificate of incorporation. After the directors in each class serve for the initial terms provided in our certificate of incorporation, each class will serve for a staggered three-year term;

•

our certificate of incorporation permits removal of a director only for cause by the affirmative vote of the holders of a majority of the voting power of the company once the board of directors is divided into three classes and provides that director vacancies can only be filled by an affirmative vote of a majority of directors then in office;

•	our bylaws require advance notice of stockholder proposals and director nominations; and

•	Section 203 of the Delaware General Corporation Law may prevent large stockholders from completing a merger or acquisition of us.

These provisions may prevent a merger or acquisition of us which could limit the price investors would pay for our common stock in the future.

We do not intend to pay cash dividends on our common stock, which may make our Class A common stock less desirable to investors and decrease its value.

We intend to retain all of our earnings to finance our operations and growth and do not anticipate paying any cash dividends on our common stock for the foreseeable future. Therefore, you may only receive a return on your investment in our Class A common stock if the market price increases above the price at which you purchased it, which may never occur.

You will experience immediate and substantial dilution.

Purchasers of Class A common stock in this offering will pay a price per share that is substantially higher than the pro forma net tangible book value per share of our outstanding Class A common stock immediately after this offering. As a result, purchasers of our Class A common stock in this offering will suffer immediate and substantial dilution. Based on an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, and our pro forma net tangible book value as of             , the dilution will be $         per share of Class A common stock to new investors in this offering. If the underwriters sell additional shares of Class A common stock following the exercise of their option to purchase additional shares or if option holders exercise outstanding options to purchase shares of Class A common stock, further dilution could occur.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical or current fact included in this prospectus are forward-looking statements. Forward-looking statements refer to our current expectations and projections relating to our financial condition, results of operations, plans, objectives, strategies, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “might”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	our ability to successfully open a significant number of new stores;

•	effectively adapting to new challenges associated with our expansion into new geographic markets;

•	our ability to maintain and enhance a strong brand image;

•	generating adequate cash from our existing stores to support our growth;

•	identifying and responding to new and changing customer fashion preferences and fashion-related trends;

•	competing effectively in an environment of intense competition;

•	containing the increase in the cost of mailing catalogs, paper and printing;

•	the success of the malls, power centers, neighborhood and lifestyle centers, outlet centers and street-front locations in which our stores are located;

•	our ability to attract customers in the various retail venues and geographies in which our stores are located;

•	adapting to declines in consumer confidence and decreases in consumer spending;

•	our ability to adapt to significant changes in sales due to the seasonality of our business;

•	price reductions or inventory shortages resulting from failure to purchase the appropriate amount of inventory in advance of the season in which it will be sold;

•	natural disasters, unusually adverse weather conditions, boycotts and unanticipated events;

•	changes in the competitive environment in our industry and the markets we serve, including increased competition from other retailers;

•	our dependence on third-party vendors to provide us with sufficient quantities of merchandise at acceptable prices;

•	increases in costs of fuel or other energy, transportation or utility costs and in the costs of labor and employment;

•	our ability to balance proprietary branded merchandise with the third-party branded merchandise we sell;

•	most of our merchandise is made in foreign countries, making price and availability of our merchandise susceptible to international trade conditions;

•	failure of our vendors and their manufacturing sources to use acceptable labor or other practices;

•	our dependence upon key executive management or our inability to hire or retain the talent required for our business;

•	our ability to effectively adapt to our rapid expansion in recent years and our planned expansion;

•	failure of our information technology systems to support our current and growing business, before and after our planned upgrades;

•	disruptions in our supply chain and distribution center;

•	our indebtedness and lease obligations, including restrictions on our operations contained therein;

•	our reliance upon independent third-party transportation providers for certain of our product shipments;

•	our ability to maintain comparable store sales or sales per square foot, which may cause our operations and stock price to be volatile;

•	disruptions to our information systems in the ordinary course or as a result of systems upgrades;

•	our inability to protect our trademarks or other intellectual property rights;

•	acts of war or terrorism;

•	the impact of governmental laws and regulations and the outcomes of legal proceedings;

•	our ability to secure the personal financial information of our customers and comply with the security standards for the credit card industry;

•	our failure to maintain adequate internal controls over our financial and management systems; and

•	increased costs as a result of being a public company.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

See “Risk Factors” for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and hereafter in our other SEC filings and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of          shares of our Class A common stock in this offering will be approximately $         million, assuming an offering price of $         per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the underwriting discount and estimated offering expenses payable by us, a portion of which will be reimbursed to us by the underwriters. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us of this offering by $         million, assuming the sale by us of          shares of our Class A common stock and after deducting the underwriting discount and estimated expenses. A 1.0 million increase (decrease) in the number of shares offered by us, assuming an initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by $         million, after deducting the underwriting discount and estimated expenses.

The principal purposes of this offering are to obtain capital to pay all undistributed cumulative earnings to date to the current shareholders of World of Jeans & Tops, obtain additional capital, create a public market for our common stock and facilitate our future access to the public equity markets. Prior to completion of this offering, World of Jeans & Tops will issue notes to its then existing “S” Corporation shareholders, which will reflect the amount of undistributed cumulative earnings remaining in World of Jeans & Tops from the date of its formation up to the date of termination of its “S” Corporation status. The notes have a term of 15 days and their interest rate will be the one-month LIBOR rate as of the date of their execution. We expect to use approximately $         million of the net proceeds from this offering to pay in full the principal amount of the notes, as well as any accrued interest. Therefore, our stockholders immediately following this offering, who were also the shareholders of World of Jeans & Tops prior to termination of its “S” Corporation status, will receive most of the net proceeds from the sale of shares offered by us.

We expect proceeds in excess of the final “S” Corporation distribution to be approximately $         million. We intend to use such excess proceeds for working capital and other general corporate purposes, which may include funding new store openings and funding other operating costs such as merchandise inventories, payroll, store rent, marketing and infrastructure expenditures. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth of our business. Therefore, we do not currently have a specific plan for the excess proceeds from this offering and our management will have significant flexibility in applying the net proceeds. Pending their use, we intend to invest the excess proceeds from this offering in short term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We do not anticipate paying dividends on our common stock after the completion of this offering. We intend to retain all available funds and any future earnings for use in the operation and expansion of our business. Any determination in the future to pay dividends will depend upon our financial condition, capital requirements, operating results and other factors deemed relevant by our board of directors, including any contractual or statutory restrictions on our ability to pay dividends.

As an “S” Corporation, World of Jeans & Tops distributed to its shareholders every year an amount sufficient to cover their tax liability due to the income that was reported by the shareholders on their individual tax returns. Additional amounts were distributed to its shareholders at the discretion of the board of directors of World of Jeans & Tops. For fiscal years 2009 and 2010, World of Jeans & Tops paid distributions to its shareholders of $16.0 million and $22.2 million, respectively. World of Jeans & Tops expects to pay, prior to the consummation of this offering, an additional $         million on behalf of its shareholders in connection with their quarterly estimated tax liability. In connection with the Reorganization Transaction, World of Jeans & Tops will issue to its existing shareholders notes in an aggregate principal amount equal to approximately $         million. This represents 100% of World of Jeans & Tops’ undistributed taxable income from the date of its formation up to the date of termination of its “S” Corporation status. Upon completion of this offering, we will use a majority of the net proceeds from this offering to pay in full the principal amount of these undistributed earnings notes as described under “Use of Proceeds”. We do not anticipate paying any additional distributions to our “S” Corporation shareholders subsequent to the consummation of this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 30, 2011:

•	on an actual basis;

•

on a pro forma basis to give effect to the Reorganization Transaction as described under “Description of Capital Stock—Reorganization Transaction”, including (i) the issuance by World of Jeans & Tops of the undistributed taxable earnings notes to its then shareholders in the aggregate principal amount equal to 100% of its undistributed taxable income from the date of its formation up to the date of termination of its “S” Corporation status, (ii) a change in net deferred tax assets of approximately $         assuming World of Jeans & Tops’ “S” Corporation status terminated on        , (iii) the         -for-         stock split of our Class A common stock and Class B common stock and (iv) upon consummation of our initial public offering, a change in additional paid-in capital and retained earnings as a result of the recognition of stock-based compensation expense, net of tax effect at the statutory rate; and

•

on a pro forma basis as adjusted to give effect to: (i) the sale of          shares of our Class A common stock in this offering at an assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, a portion of which will be reimbursed to us by the underwriters and (ii) the application of the estimated proceeds from this offering as described under “Use of Proceeds”.

You should read this table in conjunction with “Use of Proceeds”, “Selected Consolidated Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of July 30, 2011
	Actual	Pro Forma	Pro Forma as adjusted(2)
	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except per share amounts)
Cash and cash equivalents	$30,952	$30,952

Debt:
Existing line of credit(1)	—
Other debt (capital lease liability)	4,957

Total debt	4,957	—	—
Stockholders’ equity:
Common stock, $0.001 par value; 21,600 shares authorized, 20,000 shares issued and outstanding	20
Common stock (Class A), $0.001 par value; 100,000 shares authorized, shares issued and outstanding	—
Common stock (Class B), $0.001 par value; 35,000 shares authorized, shares issued and outstanding	—
Preferred stock, $0.001 par value; 10,000 shares authorized, no shares issued or outstanding	—
Additional paid-in capital	150
Retained earnings	65,468

Total stockholders’ equity	65,638	—	—

Total capitalization	$70,595	$—	$—

(1)	The existing line of credit with Wells Fargo Bank, NA provides for borrowings of up to $15.0 million, of which $15.0 million was available to borrow as of July 30, 2011. Upon consummation of the initial public offering, our existing line of credit with Wells Fargo Bank, NA will be amended. We expect the amended line of credit to contain substantially the same terms as the previous line of credit, but provide for borrowings of up to $25.0 million.
(2)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the mid-point of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us, a portion of which will be reimbursed to us by the underwriters. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us, would increase (decrease) additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and terms of this offering determined at pricing.

DILUTION

If you invest in our Class A common stock, your investment will be diluted immediately to the extent of the difference between the public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock after this offering.

Our pro forma net tangible book value as of          was approximately $         million, or $         per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of our common stock outstanding, on a pro forma basis after giving effect to the Reorganization Transaction as described under “Description of Capital Stock—Reorganization Transaction”, including (i) the issuance by World of Jeans & Tops of 100% of its undistributed taxable earnings to its then shareholders resulting from the termination of its “S” Corporation status, equal to approximately $         million, (ii) a change in net deferred tax assets of approximately $         assuming the “S” Corporation status of World of Jeans & Tops terminated on          and (iii) compensation expense of $         resulting from prior stock options issued under our 2007 Stock Option Plan becoming exercisable upon completion of this offering.

After giving effect to (i) the sale of the          shares of Class A common stock offered by us assuming an initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, less the underwriting discount and estimated offering expenses payable by us, a portion of which will be reimbursed to us by the underwriters and (ii) the application of the estimated proceeds from this offering as described in “Use of Proceeds”, our pro forma as adjusted net tangible book value as of          would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors. The following table illustrates this dilution.

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of	$

Increase in pro forma net tangible book value per share attributable to this offering

Pro forma net tangible book value per share as of , as adjusted for this offering

Dilution per share to new investors		$

After this offering and assuming the exercise in full of all options outstanding and exercisable as of         , pro forma net tangible book value per share as of         , as adjusted for this offering, would have been approximately $         million, representing an immediate increase in pro forma net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         million, or $         per share, and the dilution per share to investors in this offering by approximately $         per share, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, a portion of which will be reimbursed to us by the underwriters. We may also increase or decrease the number of shares we are offering. A 1.0 million increase (decrease) in the number of shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         million, or $         per share, assuming an initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and the dilution per share to investors in this offering by approximately $         per share after deducting the underwriting discount and estimated offering expenses payable by us, a portion of which will be reimbursed to us by the underwriters. The pro forma as adjusted information discussed above is illustrative only.

If the underwriters exercise their option to purchase up to          additional shares of Class A common stock in this offering from us, our pro forma as adjusted net tangible book value as of          and dilution per share to new investors will not change.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present selected consolidated financial and other data as of and for the periods indicated, and certain unaudited pro forma information to reflect our conversion from an “S” Corporation to a “C” Corporation for income tax purposes. The selected consolidated statement of operations data for the fiscal years ended January 31, 2009, January 30, 2010 and January 29, 2011 and selected consolidated balance sheet data as of January 30, 2010 and January 29, 2011 are derived from our financial statements audited by Deloitte & Touche LLP, our independent registered public accounting firm, included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended February 3, 2007 and February 2, 2008 and the selected consolidated balance sheet data as of February 3, 2007, February 2, 2008 and January 31, 2009 are derived from our audited financial statements that have not been included in this prospectus. The selected consolidated statements of operations data for the twenty-six weeks ended July 31, 2010 and July 30, 2011 and the selected consolidated balance sheet data as of July 30, 2011 are derived from our unaudited financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read this selected consolidated financial data in conjunction with the financial statements and accompanying notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Fiscal Year Ended(1)					Twenty-Six Weeks Ended
	February 3, 2007	February 2, 2008	January 31, 2009	January 30, 2010	January 29, 2011	July 31, 2010	July 30, 2011
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net sales	$199,229	$245,913	$254,983	$282,764	$332,604	$134,397	$170,391
Cost of goods sold(2)	125,390	154,357	172,107	195,430	229,989	97,009	118,464

Gross profit	73,839	91,556	82,876	87,334	102,615	37,388	51,927
Selling, general and administrative expenses	42,336	51,840	59,043	65,912	77,668	34,964	43,401

Operating income	31,503	39,716	23,833	21,422	24,947	2,424	8,526
Interest income (expense), net	298	607	35	(284)	(249)	(138)	(101)

Income before provision for income taxes	31,801	40,323	23,868	21,138	24,698	2,286	8,425
Provision for income taxes	436	416	262	275	282	30	96

Net income	$31,365	$39,907	$23,606	$20,863	$24,416	$2,256	$8,329

Net income per common share:
Basic	$1.57	$2.00	$1.18	$1.04	$1.22	$0.11	$0.42
Diluted	$1.57	$2.00	$1.18	$1.04	$1.21	$0.11	$0.41
Weighted average shares outstanding:
Basic	20,000	20,000	20,000	20,000	20,000	20,000	20,000
Diluted	20,000	20,000	20,000	20,014	20,098	20,049	20,433

Pro Forma Income Information(3):
Pro forma provision for income taxes	$12,720	$16,129	$9,547	$8,455	$9,879	$914	$3,370
Pro forma net income	19,081	24,194	14,321	12,683	14,819	1,372	5,055
Pro forma basic net income per common share(4)
Pro forma diluted net income per common share(4)

	Fiscal Year Ended					Twenty-Six Weeks Ended
	February 3, 2007	February 2, 2008	January 31, 2009	January 30, 2010	January 29, 2011	July 31, 2010	July 30, 2011
Operating Data (unaudited):
Stores operating at beginning of period	51	61	73	99	111	111	125
Stores opened during the period	10	13	26	13	16	10	7
Stores closed during the period	—	1	—	1	2	1	1

Stores operating at end of period	61	73	99	111	125	120	131
Comparable store sales change(5)	17.3%	8.7%	-12.5%	-3.1%	6.7%	-0.9%	16.7%
Total square feet at end of period	480,781	576,156	775,832	862,971	967,011	931,503	1,014,879
Average square footage per store at end of period	7,882	7,893	7,837	7,775	7,736	7,763	7,747
Average net sales per store (in thousands)(6)	$3,472	$3,452	$2,750	$2,479	$2,528	$1,074	$1,213
Average net store sales per square foot(6)	$440	$439	$351	$318	$326	$138	$157
Capital expenditures (in thousands)	$11,748	$14,817	$23,406	$17,514	$15,674	$9,015	$8,742

	As of
	February 3, 2007	February 2, 2008	January 31, 2009	January 30, 2010	January 29, 2011	July 30, 2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12,369	$25,359	$24,535	$25,705	$29,338	$30,952
Working capital	9,360	24,354	22,779	29,639	33,907	34,704
Total assets	68,963	93,449	110,142	115,454	130,974	149,806
Total long-term debt(7)	6,933	6,412	5,857	5,267	4,638	4,309
Stockholders’ equity	29,755	46,637	55,053	59,896	62,092	65,638

(1)	Except for the fiscal year ended February 3, 2007, which includes 53 weeks, all fiscal years presented include 52 weeks.
(2)	Includes buying, distribution and occupancy costs.
(3)	The unaudited pro forma income information for all periods presented gives effect to an adjustment for income tax expense as if we had been a “C” Corporation at an assumed combined federal, state and local effective income tax rate, which approximates our statutory income tax rate, of 40%.
(4)	Reflects the increase in the number of shares which would be sufficient to replace the capital in excess of current year earnings being withdrawn pursuant to the Reorganization Transaction. The pro forma adjustment to basic and diluted weighted average shares outstanding for the fiscal year ended January 29, 2011 and the twenty-six weeks ended July 30, 2011 is and , respectively.
(5)

Comparable store sales are net sales from stores that have been open at least 12 full fiscal months as of the end of the applicable reporting period. A remodeled or relocated store is included in comparable store sales, both during and after construction, if the square footage of the store was not changed by more than 20% and the store was not closed for more than five days in any fiscal month. Comparable store sales include sales through our e-commerce store but exclude gift card breakage income and e-commerce shipping and handling fee revenue. E-commerce sales contributed 2.5%, 3.4%, 1.9%, 2.9% and 3.3% to the comparable store sales change for fiscal years 2006, 2007, 2008, 2009 and 2010, respectively, and 2.9% and 2.1% to the comparable store sales change for the twenty-six week periods ended July 31, 2010 and July 30, 2011, respectively. The comparable store sales increase for the fiscal year ended February 3, 2007 is compared to the corresponding 53-week period in the previous fiscal year. The comparable store sales increase for the fiscal year ended February 2, 2008 is compared to the corresponding 52-week period in the previous fiscal year.
(6)	The number of stores and the amount of square footage reflect the number of days during the period that new stores were open. E-commerce sales, e-commerce shipping revenue and gift card breakage income are excluded from our sales in deriving net sales per store and net sales per square foot. Average net sales per store and average net store sales per square foot for the fiscal year ended February 3, 2007 are adjusted to reflect a 52-week year for comparability to the amounts shown for the other years.
(7)	Comprised solely of a capital lease for our corporate headquarters and distribution center.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the consolidated historical financial statements and the accompanying notes included elsewhere in this prospectus, as well as the information presented under “Selected Consolidated Financial and Other Data”. The statements in the following discussion and analysis regarding expectations about our future performance, liquidity and capital resources and any other non-historical statements in this discussion and analysis, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those described under “Risk Factors”, “Forward-Looking Statements” and other matters included elsewhere in this prospectus. Our actual results could differ materially from those contained in or implied by any forward-looking statements.

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to January 31 of the following year. References to “fiscal year 2010” or “fiscal 2010” refer to the fiscal year ended January 29, 2011, references to “fiscal year 2009” or “fiscal 2009” refer to the fiscal year ended January 30, 2010 and references to “fiscal year 2008” or “fiscal 2008” refer to the fiscal year ended January 31, 2009. Each of fiscal years 2010, 2009 and 2008 consisted of a 52-week period.

Overview

Tilly’s is a fast-growing destination specialty retailer of West Coast inspired apparel, footwear and accessories. We believe we bring together an unparalleled selection of the most sought-after brands rooted in action sports, music, art and fashion. Our West Coast heritage dates back to 1982 when Hezy Shaked and Tilly Levine opened our first store in Orange County, California. As of July 30, 2011, we operated 131 stores in 11 states, averaging approximately 7,700 square feet. We also sell our products through our e-commerce website, www.tillys.com.

Our strong growth and operating results reflect initiatives taken by our management team as well as our customers’ increasing awareness of our brand and merchandise assortment as we have expanded our presence in both existing and new markets. We increased net sales 27%, from $134.4 million in the twenty-six weeks ended July 31, 2010 to $170.4 million in the twenty-six weeks ended July 30, 2011. We increased operating income 254%, from $2.4 million in the twenty-six weeks ended July 31, 2010 to $8.5 million in the twenty-six weeks ended July 30, 2011. Our comparable store sales increased 16.7% in the twenty-six weeks ended July 30, 2011, which followed a 6.7% increase for the full fiscal year 2010. Since the beginning of fiscal 2006, we more than doubled our store count from 51 stores to 125 stores at fiscal year-end 2010.

We expect to continue our strong growth in the future. We believe there is a significant opportunity to expand our store base to more than 500 stores over the next 10 years. As of July 30, 2011, we have added six net new stores in fiscal year 2011 and plan to add a total of 15 net new stores by the end of the year. We plan to open approximately 20 net stores in fiscal year 2012 and to continue opening new stores at an annual rate of approximately 15% for the next several years thereafter. We expect to fund this store expansion through our cash on hand, which may include a portion of the proceeds from this offering, and cash flows from operations. We believe our success operating in different retail venues and geographies demonstrates the portability of Tilly’s and provides us with flexibility for future expansion. We also expect to continue to support our comparable store sales by consistently offering new, on-trend and relevant merchandise, increasing our brand awareness, providing an engaging store experience for our core customers and maintaining our high level of customer service.

Our unit growth is supported by our new store economics, which we believe to be compelling. Our new store model assumes a target store size averaging 7,500 to 8,000 square feet. In the first 12 months after opening, our new store model targets net sales of approximately $2.2 million and cash flows of $300,000, with cash flows rising to over $400,000 in the second 12 months as the store begins to mature. The target net investment to open our stores is between $500,000 and $550,000, reflecting a mild inflationary increase to the range of historical average costs incurred to open stores since the beginning of 2005. This results in an average pre-tax cash-on-cash payback period on our investment of about 18 months.

The sales and cash flow targets as well as the range of net investment targets are based on historical results, including store openings in fiscal 2010 and fiscal year-to-date 2011. The average store net investment range reflects the initial store build-out costs net of landlord allowances, preopening expenses and the investment in initial inventories, net of payables. The expected net investment range relies in part on a continuation of the historical levels of landlord allowances. Based on past real estate industry practices and our experience leasing and opening new locations in a variety of real estate environments and markets, we expect the average net investment, including the amount of landlord allowances, to be generally consistent over the next several years. However, if the amount of landlord allowances drop significantly, the amount of net investment to open new stores could rise, as could the expected cash-on-cash payback period. Furthermore, the Company’s anticipated net investment may increase over time depending on a number of factors beyond our control, such as the cost of construction materials, competition for new retail locations and changes in the commercial real estate environment. In addition, the Company’s anticipated yearly cash flows may be impacted by several factors, such as the level of competition and the specific store location at a particular venue and the concentration of our stores within a limited geographic area.

Over the last five years, we have invested approximately $20 million in infrastructure and systems to support our recent and long-term growth. We believe our distribution and allocation capabilities are unique within the industry and allow us to quickly sort and process merchandise and deliver it to our stores in a floor ready format for immediate display. In fiscal year 2012, we expect to open an additional distribution facility across the street from our existing facility to support our e-commerce fulfillment operations. We plan to fund the tenant improvements for this leased facility from cash on hand and cash flows from operations. We believe our current distribution infrastructure can support a national retail footprint of up to 500 stores without significant incremental capital investment.

We believe our business strategy will continue to offer significant opportunity, but it also presents risks and challenges. These risks and challenges include, but are not limited to, that we may not be able to effectively identify and respond to changing fashion trends and customer preferences, that we may not be able to find desirable locations for new stores and that we may not be able to effectively manage our future growth. In addition, our financial results can be expected to be directly impacted by trends in the general economy. A decline in consumer spending or a substantial increase in product costs due to commodity cost increases or general inflation could lead to a reduction in our sales as well as greater margin pressure as costs may not be able to be passed on to consumers and the competitive environment could become more highly promotional. See “Risk Factors” for other important factors that could adversely impact us and our results of operations. We strive to ensure that addressing these risks does not divert our attention from continuing to build on the strengths that we believe have driven the growth of our business.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key indicators of the financial condition and operating performance of our business are net sales, comparable store sales, gross profit, selling, general and administrative expenses and operating income.

Net Sales

Net sales reflect revenue from the sale of our merchandise at store locations as well as sales of merchandise through our e-commerce store, which is reflected in sales when the merchandise is received by the customer. Net sales also include shipping and handling fees for e-commerce shipments that have been delivered to the customer. Net sales are net of returns on sales during the period as well as an estimate of returns expected in the future stemming from current period sales. Revenue from the sale of gift cards is deferred and not included in net sales until the gift cards are used to purchase merchandise. However, over time, the redemption of some gift cards becomes remote (referred to as gift card breakage). Revenue from estimated gift card breakage is also included in net sales.

Our business is seasonal and as a result our revenues fluctuate from quarter to quarter. In addition, our revenues in any given quarter can be affected by a number of factors including the timing of holidays and weather patterns. The third and fourth quarters of the fiscal year, which include the back-to-school and holiday sales seasons, have historically produced stronger sales and disproportionately stronger operating results than have the first two quarters of the fiscal year.

Comparable Store Sales

Comparable store sales are net sales from stores that have been open at least 12 full fiscal months as of the end of the current reporting period. A remodeled or relocated store is included in comparable store sales, both during and after construction, if the square footage of the store was not changed by more than 20% and the store was not closed for more than five days in any fiscal month. Comparable store sales include sales through our e-commerce store, but exclude gift card breakage income and e-commerce shipping and handling fee revenue. Some of our competitors and other retailers may calculate comparable or “same store” sales differently than we do. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by other retailers.

Measuring the change in year-over-year comparable store sales allows us to evaluate how our store base is performing. Numerous factors affect our comparable store sales, including:

•	overall economic trends;

•	our ability to identify and respond effectively to consumer preferences and fashion trends;

•	competition;

•	the timing of our releases of new and seasonal styles;

•	changes in our product mix;

•	pricing;

•	the level of customer service that we provide in stores;

•	our ability to source and distribute products efficiently;

•	calendar shifts of holiday or seasonal periods;

•	the number and timing of store openings and the relative proportion of new stores to mature stores; and

•	the timing and success of promotional and advertising efforts.

Opening new stores is an important part of our growth strategy and we expect a significant percentage of our net sales during this growth period to come from non-comparable store sales. Accordingly, comparable store sales are only one element we use to assess the success of our business.

Gross Profit

Gross profit is equal to our net sales less our cost of goods sold. Cost of goods sold reflects the direct cost of purchased merchandise as well as buying, distribution and occupancy costs. Buying costs include compensation expense for our internal buying organization. Distribution costs include inbound freight costs as well as costs for receiving, processing, warehousing and shipping of merchandise to or from our distribution center, to our e-commerce customers and between store locations. Occupancy costs include the rent, common area maintenance, utilities, property taxes, security, and depreciation costs of all store locations. These costs are significant and can be expected to continue to increase as our company grows. The components of our reported cost of goods sold may not be comparable to those of other retail companies.

We regularly analyze the components of gross profit as well as gross profit as a percentage of net sales. Specifically we look at the initial markup on purchases, markdowns and reserves, shrinkage, buying costs, distribution costs and occupancy costs. Any inability to obtain acceptable levels of initial markups, a significant increase in our use of markdowns or a significant increase in inventory shrinkage or inability to generate sufficient sales leverage on the buying, distribution and occupancy components of cost of goods sold could have an adverse impact on our gross profit and results of operations.

Gross profit is also impacted by shifts in the proportion of sales of proprietary branded products compared to third-party branded products, as well as by sales mix shifts within and between brands and between major product categories such as guys’ and juniors’ apparel, footwear or accessories. A substantial shift in the mix of products could have a material impact on our results of operations. In addition, gross profit and gross profit as a percent of sales have historically been higher in the third and fourth quarters of the fiscal year, as these periods include the back-to-school and winter holiday selling seasons. This reflects that various costs, including occupancy costs, generally do not increase in proportion to the seasonal sales increase.

Selling, General and Administrative Expenses

Our selling, general and administrative, or SG&A, expenses are composed of store selling expenses and corporate-level general and administrative expenses. Store selling expenses include store and regional support costs, including personnel, advertising and debit and credit card processing costs, e-commerce processing costs and store supplies costs. General and administrative expenses include the payroll and support costs of corporate functions such as executive management, legal, accounting, information systems, human resources and other centralized services. Store selling expenses generally vary proportionately with net sales and store growth. In contrast, general and administrative expenses are generally not directly proportional to net sales and store growth, but will be expected to increase over time to support the needs of our growing company. SG&A expenses as a percentage of net sales are usually higher in lower volume periods and lower in higher volume periods.

The components of our SG&A expenses may not be comparable to those of other retailers. We expect that our SG&A expenses will increase in future periods due to our continuing store growth and in part due to additional legal, accounting, insurance and other expenses we expect to incur as a result of being a public company. Among other things, we expect that compliance with the Sarbanes-Oxley Act of 2002 and related rules and regulations could result in significant incremental legal, accounting and other overhead costs.

Our stock-based awards contain a performance condition whereby the company’s common stock must be publicly traded in order to exercise vested options. Unrecognized cumulative stock-based compensation expense through July 30, 2011, before any related tax benefit, was $5.5 million. We will recognize this non-cash deferred compensation as an SG&A expense upon the consummation of our initial public offering.

Operating Income

Operating income equals gross profit less SG&A expenses. Operating income excludes interest income, interest expense and income taxes. Operating income percentage measures operating income as a percentage of our net sales.

Income Taxes

Historically, World of Jeans & Tops has elected to be taxed under the provisions of Subchapter “S” of the Internal Revenue Code of 1986, as amended, or the Code, for federal tax purposes. As a result, its income has not been subject to U.S. federal income taxes or state income taxes in those states where the “S” Corporation status is recognized. In general, the corporate income or loss of an “S” Corporation is allocated to its stockholders for inclusion in their personal federal income tax returns and personal state income tax returns in those states where the “S” Corporation status is recognized. No provision or liability for federal or state income tax has been provided in our financial statements except for those states where the “S” Corporation status is not recognized and for the 1.5% California franchise tax to which we are also subject as a California “S” Corporation. The provision for income tax in the current period consists of these taxes. World of Jeans & Tops has distributed funds to its shareholders in an amount necessary to satisfy the shareholders’ estimated personal “S” Corporation income tax liabilities.

As a result of the Reorganization Transaction, World of Jeans & Tops’ “S” Corporation status will terminate and World of Jeans & Tops will be treated as a “C” Corporation under Subchapter C of the Code. The revocation of World of Jeans & Tops’ “S” Corporation election will have a material impact on our results of operations, financial condition and cash flows. Our effective income tax rate will increase and our net income will decrease since we will be subject to both federal and state taxes on our earnings.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of the change in tax rates resulting from our being a “C” Corporation will be recognized in income in the quarter such change takes place. This difference between the financial statement carrying amounts of assets and liabilities and their respective tax basis would have been recorded as a net deferred tax asset of $1.4 million if it had been recorded at the balance sheet date of January 29, 2011.

All pro forma provisions for income taxes and pro forma net income data reflect estimated adjustments for federal and state income taxes as if we had been taxed as a “C” Corporation, rather than an “S” Corporation, at an estimated 40% effective tax rate in all years presented.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net sales.

	Fiscal Year Ended			Twenty-Six Weeks Ended
	January 31, 2009	January 30, 2010	January 29, 2011	July 31, 2010	July 30, 2011
	(in thousands)
Statements of Income Data:
Net sales	$254,983	$282,764	$332,604	$134,397	$170,391
Cost of goods sold	172,107	195,430	229,989	97,009	118,464

Gross profit	82,876	87,334	102,615	37,388	51,927
Selling, general and administrative expenses	59,043	65,912	77,668	34,964	43,401

Operating income	23,833	21,422	24,947	2,424	8,526
Interest income (expense), net	35	(284)	(249)	(138)	(101)

Income before provision for income taxes	23,868	21,138	24,698	2,286	8,425
Provision for income taxes	262	275	282	30	96

Net income	$23,606	$20,863	$24,416	$2,256	$8,329

Percentage of Net Sales:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	67.5%	69.1%	69.1%	72.2%	69.5%

Gross profit	32.5%	30.9%	30.9%	27.8%	30.5%
Selling, general and administrative expenses	23.2%	23.3%	23.4%	26.0%	25.5%

Operating income	9.3%	7.6%	7.5%	1.8%	5.0%
Interest income (expense), net	0.1%	-0.1%	-0.1%	-0.1%	-0.1%

Income before provision for income taxes	9.4%	7.5%	7.4%	1.7%	4.9%
Provision for income taxes	0.1%	0.1%	0.1%	0.0%	0.0%

Net income	9.3%	7.4%	7.3%	1.7%	4.9%

Pro Forma Data (unaudited)(1):
Income before provision for income taxes	$23,868	$21,138	$24,698	$2,286	$8,425
Pro forma provision for income taxes	9,547	8,455	9,879	914	3,370

Pro forma net income	$14,321	12,683	$14,819	$1,372	$5,055

(1)	The unaudited pro forma income statement for all periods presented gives effect to an adjustment for income tax expense as if we had been a “C” Corporation at an assumed combined federal, state and local effective income tax rate of 40%.

The following table presents store operating data for the periods indicated.

	Fiscal Year Ended			Twenty-Six Weeks Ended
	January 31, 2009	January 30, 2010	January 29, 2011	July 31, 2010	July 30, 2011
Store Operating Data:
Stores operating at end of period	99	111	125	120	131
Comparable store sales change(1)	-12.5%	-3.1%	6.7%	-0.9%	16.7%
Total square feet at end of period	775,832	862,971	967,011	931,503	1,014,879
Average net sales per store (in thousands)(2)	$2,750	$2,479	$2,528	$1,074	$1,213
Average net sales per square foot(2)	$351	$318	$326	$138	$157
E-commerce revenues (in thousands)(3)	$15,434	$22,511	$32,804	$11,781	$16,386

(1)	Comparable store sales are net sales from stores that have been open at least 12 full fiscal months as of the end of the current reporting period. A remodeled or relocated store is included in comparable store sales, both during and after construction, if the square footage of the store was not changed by more than 20% and the store was not closed for more than five days in any fiscal month. Comparable store sales include sales through our e-commerce store but exclude gift card breakage income and e-commerce shipping and handling fee revenue. E-commerce sales contributed 1.9%, 2.9% and 3.3% to the comparable store sales change for fiscal years 2008, 2009 and 2010, respectively, and 2.9% and 2.1% to the comparable store sales change for the twenty-six week periods ended July 31, 2010 and July 30, 2011, respectively.
(2)	E-commerce sales, e-commerce shipping fee revenue and gift card breakage are excluded from net sales in deriving average net sales per store and average net sales per square foot.
(3)	E-commerce revenues include e-commerce sales and e-commerce shipping fee revenue.

Twenty-Six Weeks Ended July 30, 2011 Compared to Twenty-Six Weeks Ended July 31, 2010

Net Sales

Net sales increased from $134.4 million in the twenty-six weeks ended July 31, 2010 to $170.4 million in the twenty-six weeks ended July 30, 2011, an increase of $36.0 million, or 27%. A portion of this increase was due to net sales of $14.3 million from stores open in the first twenty-six weeks of fiscal year 2011 that were not open during the same period last year, as well as fees charged to customers for shipping merchandise sold through our e-commerce store. Net sales also increased due to a comparable store net sales increase of 16.7%, or $21.7 million. The comparable store net sales increase reflected the general improvement in the economy, and stemmed mostly from increased net sales of accessories and guys’ apparel and, to a lesser extent, footwear and juniors’ and girls’ apparel. These increases were partially offset by lower net sales of boys’ apparel. There were 116 comparable brick-and-mortar stores and 15 non-comparable brick-and-mortar stores open at July 30, 2011.

Net sales, including shipping and handling fees, from our e-commerce store increased from $11.8 million in the twenty-six weeks ended July 31, 2010 to $16.4 million in the twenty-six weeks ended July 30, 2011, an increase of $4.6 million, or 39%. E-commerce sales, excluding shipping and handling fees, are included in our calculation of comparable store sales, as comparable store sales is intended to reflect revenue from the sale of merchandise only.

Gross Profit

Gross profit increased from $37.4 million in the twenty-six weeks ended July 31, 2010 to $51.9 million in the twenty-six weeks ended July 30, 2011, an increase of $14.5 million, or 39%. As a percentage of net sales, gross profit was 27.8% in the twenty-six weeks ended July 31, 2010 and 30.5% in the twenty-six weeks ended July 30, 2011. Of the 2.7% increase, 2.1% was caused by buying, distribution and occupancy costs increasing at a slower rate than our net sales. The remaining 0.6% of the increase in gross profit as a percentage of net sales was due to lower promotional markdowns.

Selling, General and Administrative Expenses

SG&A expenses increased from $35.0 million in the twenty-six weeks ended July 31, 2010 to $43.4 million in the twenty-six weeks ended July 30, 2011, an increase of $8.4 million, or 24%. As a percentage of net sales, SG&A expenses were 26.0% and 25.5% during the twenty-six weeks ended July 31, 2010 and July 30, 2011, respectively.

Store selling expenses increased from $23.7 million in the twenty-six weeks ended July 31, 2010 to $29.0 million in the twenty-six weeks ended July 30, 2011, an increase of $5.3 million, or 22%. As a percentage of net sales, store selling expenses were 17.6% and 17.0% during the twenty-six weeks ended July 31, 2010 and July 30, 2011, respectively.

The following contributed to the decrease in store selling expenses as a percentage of net sales:

•

store and regional payroll, payroll benefits and related personnel costs increased $3.3 million, but decreased 0.8% as a percentage of net sales, reflecting cost leverage as these costs increased at a slower rate than the increase in net sales;

•

marketing costs increased $1.6 million, or 0.4% as a percentage of net sales, which partially offset the decreases in store selling expenses as a percentage of net sales, reflecting growth in the size and number of marketing campaigns, including the frequency and distribution of catalog mailings as well as marketing costs incurred to support and drive the growth of our e-commerce business; and

•	all other selling expenses increased a total of $0.4 million, but decreased 0.2% as a percentage of net sales.

General and administrative expenses increased from $11.3 million in the twenty-six weeks ended July 31, 2010 to $14.4 million in the twenty-six weeks ended July 30, 2011, an increase of $3.1 million, or 27%. As a percentage of net sales, general and administrative expenses were 8.4% and 8.5% during the twenty-six weeks ended July 31, 2010 and July 30, 2011, respectively.

The following contributed to the increase in general and administrative expenses as a percentage of net sales:

•

payroll, payroll benefits and related costs for corporate office personnel increased $3.2 million, or 0.6% as a percentage of net sales, due to the addition of staff to support company growth, pay increases and an increase in incentive pay reflecting much stronger company-wide profit performance compared to the same period in the prior year; and

•	partially offsetting the above increase was a decrease in depreciation and other office expenses of $0.1 million, or 0.5% as a percentage of net sales.

Operating Income

Operating income increased from $2.4 million in the twenty-six weeks ended July 31, 2010 to $8.5 million in the twenty-six weeks ended July 30, 2011, an increase of $6.1 million, or 254%. As a percentage of net sales, operating income was 1.8% and 5.0% during the twenty-six weeks ended July 31, 2010 and July 30, 2011, respectively. This increase in operating income as a percentage of net sales was mostly due to the cost leverage associated with the significant increase in comparable store sales.

Interest Income (Expense), Net

Net interest expense decreased from $138,000 in the twenty-six weeks ended July 31, 2010 to $101,000 in the twenty-six weeks ended July 30, 2011, a decrease of $37,000. Net interest expense reflects interest paid on a capitalized lease of our corporate office and distribution center as well as costs related to maintaining our unused line of credit, net of interest income earned on cash balances and on tenant construction allowances due from landlords.

Provision for Income Taxes

Income taxes increased from $30,000 in the twenty-six weeks ended July 31, 2010 to $96,000 in the twenty-six weeks ended July 30, 2011. This reflected the increase in operating income as discussed above.

Historically, World of Jeans & Tops has recognized income taxes as an “S” Corporation for federal and state income tax purposes and therefore, with the exception of a limited number of state and local jurisdictions, it has not been subject to income taxes. The shareholders of World of Jeans & Tops, and not World of Jeans & Tops itself, have been subject to income tax on their share of its earnings. In connection with the Reorganization Transaction, World of Jeans & Tops will convert to a “C” Corporation. On a pro forma basis, if World of Jeans & Tops had been taxed as a “C” Corporation at an estimated 40% effective tax rate, income taxes would have increased from $0.9 million in the twenty-six weeks ended July 31, 2010 to $3.4 million in the twenty-six weeks ended July 30, 2011, an increase proportional to the increase in income before provision for income taxes.

Net Income

Net income increased from $2.3 million in the twenty-six weeks ended July 31, 2010 to $8.3 million in the twenty-six weeks ended July 30, 2011, an increase of $6.0 million, or 261%, due to the factors discussed above. Applying a pro forma 40% “C” Corporation effective tax rate to both years, rather than the “S” Corporation tax rate that actually applied to us, pro forma net income increased from $1.4 million in the twenty-six weeks ended July 31, 2010 to $5.1 million in the twenty-six weeks ended July 30, 2011, an increase of $3.7 million, or 264%.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net Sales

Net sales increased from $282.8 million in fiscal year 2009 to $332.6 million in fiscal year 2010, an increase of $49.8 million, or 18%. Much of this increase was due to net sales of $20.0 million from new stores opened in fiscal year 2010. Also, $11.4 million of the increase in net sales resulted from the additional portion of the year that stores opened during fiscal year 2009 were operating in fiscal year 2010, as well as fees charged to customers for shipping merchandise sold through our e-commerce store. Net sales also increased due to a comparable store net sales increase of 6.7%, or $18.4 million. The comparable store net sales increase stemmed from higher net sales of accessories and guys’ apparel, which was partially offset by lower net sales of footwear and girls’ apparel. There were 109 comparable stores and 16 non-comparable stores open at January 29, 2011.

Net sales, including shipping and handling fees, from our e-commerce store increased from $22.5 million in fiscal year 2009 to $32.8 million in fiscal year 2010, an increase of $10.3 million, or 46%. This increase reflects higher sales in all major product categories (guys’ and juniors’ apparel, footwear and accessories), which was attributable at least partially to the greater marketing efforts that directly supported the e-commerce business. E-commerce sales, excluding shipping and handling fees, are included in our calculation of comparable store sales, as comparable store sales is intended to reflect revenue from the sale of merchandise only.

Gross Profit

Gross profit increased from $87.3 million in fiscal year 2009 to $102.6 million in fiscal year 2010, an increase of $15.3 million, or 18%. As a percentage of net sales, gross profit was 30.9% in both years. A small decrease in both initial product costs and in promotional markdowns as a percentage of net sales was offset by a small increase in distribution costs as a percentage of net sales as we invested in distribution center infrastructure to support future store base expansion. Buying and occupancy costs were similar in both years as a percentage of net sales.

Selling, General and Administrative Expenses

SG&A expenses increased from $65.9 million in fiscal year 2009 to $77.7 million in fiscal year 2010, an increase of $11.8 million, or 18%. As a percentage of net sales, SG&A expenses were 23.3% and 23.4% during fiscal years 2009 and 2010, respectively.

Store selling expenses increased from $43.8 million in fiscal year 2009 to $53.7 million in fiscal year 2010, an increase of $9.9 million, or 23%. As a percentage of net sales, store selling expenses were 15.5% and 16.1% during fiscal years 2009 and 2010, respectively.

The following contributed to the increase in store selling expenses as a percentage of net sales:

•

marketing costs increased $2.9 million, or 0.6% as a percentage of net sales, reflecting growth in the size and number of marketing campaigns, including the frequency and distribution of catalog mailings as well as marketing costs incurred to support and drive the growth of our e-commerce business;

•

credit and debit card processing fees increased $0.9 million, or 0.1% as a percentage of net sales, and supplies and other support costs increased $0.8 million remaining constant as a percentage of net sales; and

•

store and regional payroll, payroll benefits and related personnel costs increased $5.3 million, which represents a decrease of 0.1% as a percentage of net sales, reflecting slight cost leverage as these costs increased more slowly than sales.

General and administrative expenses increased from $22.1 million in fiscal year 2009 to $24.0 million in fiscal year 2010, an increase of $1.9 million, or 9%. As a percentage of net sales, general and administrative expenses were 7.8% and 7.2% during fiscal years 2009 and 2010, respectively.

The following contributed to the decrease in general and administrative expenses as a percentage of net sales:

•	depreciation, legal and other office expenses decreased $1.1 million, a 0.7% decrease as a percentage of net sales;

•

payroll, payroll benefits and related costs for corporate office personnel decreased 0.1% as a percentage of net sales. This decrease as a percentage of net sales reflects slight cost leverage as these costs increased more slowly than sales. In absolute amounts, payroll, payroll benefits and related corporate office personnel costs increased $2.2 million with the addition of staff to support company growth and to fund pay increases and an increase in incentive pay reflecting individual and company-wide performance; and

•

a charge for the impairment of the fixed assets at one store location in fiscal year 2010 of $0.8 million, an increase of 0.2% of net sales, which partially offset the above decreases as a percentage of sales. There was no impairment charge in fiscal year 2009.

Operating Income

Operating income increased from $21.4 million in fiscal year 2009 to $24.9 million in fiscal year 2010, an increase of $3.5 million, or 16%. As a percentage of net sales, operating income was 7.6% and 7.5% during fiscal years 2009 and 2010, respectively. This decrease in operating income as a percentage of net sales was mostly due to the increase in marketing costs as discussed above.

Interest Income (Expense), Net

Net interest expense decreased slightly from $0.3 million in fiscal year 2009 to $0.2 million in fiscal year 2010, a decrease of $0.1 million. Net interest expense reflects interest paid on a capitalized lease of our corporate office and distribution center as well as costs related to maintaining our unused line of credit bank facility, net of interest income earned on cash balances and on tenant construction allowances due from landlords.

Provision for Income Taxes

Income taxes were $0.3 million in both fiscal years 2009 and 2010. This reflected a higher pre-tax income in fiscal year 2010, offset by a slight drop in the effective tax rate, from 1.30% of income before provision for income taxes in fiscal year 2009 to 1.14% of income before provision for income taxes in fiscal year 2010.

Historically, World of Jeans & Tops has recognized income taxes as an “S” Corporation for federal and state income tax purposes and therefore, with the exception of a limited number of state and local jurisdictions, it has not been subject to income taxes. The shareholders of World of Jeans & Tops, and not World of Jeans & Tops itself, have been subject to income tax on their distributive share of its earnings. In connection with the Reorganization Transaction, World of Jeans & Tops will convert to a “C” Corporation. On a pro forma basis, if World of Jeans & Tops had been taxed as a “C” Corporation at an estimated 40% effective tax rate, income taxes would have increased from $8.5 million in fiscal year 2009 to $9.9 million in fiscal year 2010, an increase proportional to the increase in income before provision for income taxes.

Net Income

Net income increased from $20.9 million in fiscal year 2009 to $24.4 million in fiscal year 2010, an increase of $3.5 million, or 17%, due to the factors discussed above. Applying a pro forma 40% “C” Corporation effective tax rate to both years, rather than the “S” Corporation tax rate that actually applied to us, pro forma net income increased from $12.7 million in fiscal year 2009 to $14.8 million in fiscal year 2010, an increase of $2.1 million, or 17%.

Fiscal Year 2009 Compared to Fiscal Year 2008

Net Sales

Net sales increased from $255.0 million in fiscal year 2008 to $282.8 million in fiscal year 2009, an increase of $27.8 million, or 10.9%. A significant portion of this increase was due to net sales of $14.5 million from new stores opened in fiscal year 2009. Also, $22.0 million of the increase in net sales resulted from the additional portion of the year that stores opened during fiscal year 2008 were operating in fiscal year 2009, as well as fees charged to customers for shipping merchandise sold through our e-commerce store. Partially offsetting these increases was a comparable store net sales decrease of 3.1%, or $7.7 million. The comparable store net sales decrease reflected deteriorating macro-economic conditions. This decrease was largely due to lower net sales of footwear, accessories and juniors’ apparel. There were 98 comparable brick-and-mortar stores and 13 non-comparable brick-and-mortar stores open at January 30, 2010. Finally, there was $1.0 million less in gift card breakage revenue compared to fiscal year 2008.

Net sales, including shipping and handling fees, from our e-commerce store increased from $15.4 million in fiscal year 2008 to $22.5 million in fiscal year 2009, an increase of $7.1 million, or 46%. This reflects increases in all major product categories, which was attributable at least partially to the greater marketing efforts that directly supported the e-commerce business. E-commerce sales, excluding shipping and handling fees, are included in our calculation of comparable store sales, as comparable store sales is intended to reflect revenue from the sale of merchandise only.

Gross Profit

Gross profit increased from $82.9 million in fiscal year 2008 to $87.3 million in fiscal year 2009, an increase of $4.4 million, or 5%. The increase of $4.4 million was due largely to greater net sales. As a percentage of net sales, gross profit decreased from 32.5% in fiscal year 2008 to 30.9% in fiscal year 2009. Gross profit as a percentage of net sales decreased 1.9% due to the decline in net sales per store causing de-leverage of fixed buying, distribution and occupancy expenses. In addition, distribution costs increased due to investment in distribution center infrastructure to support additional store growth in the future. Partially offsetting the 1.9% decrease in gross profit as a percentage of net sales was a 0.3% reduction in product costs as a percentage of net sales.

Selling, General and Administrative Expenses

SG&A expenses increased from $59.0 million in fiscal year 2008 to $65.9 million in fiscal year 2009, an increase of $6.9 million, or 12%. As a percentage of net sales, SG&A expenses were 23.2% and 23.3% during fiscal years 2008 and 2009, respectively.

Store selling expenses increased from $38.1 million in fiscal year 2008 to $43.8 million in fiscal year 2009, an increase of $5.7 million, or 15%. As a percentage of net sales, store selling expenses were 14.9% and 15.5% during fiscal years 2008 and 2009, respectively.

The following contributed to the increase in store selling expenses as a percentage of net sales:

•

store and regional payroll, payroll benefits and related personnel costs increased $4.3 million, or 0.4% as a percentage of net sales, reflecting cost de-leveraging resulting from average store sales decreasing faster than these costs decreased;

•

marketing costs increased $1.3 million, or 0.3% as a percentage of net sales, with nearly all of this increase attributable to marketing efforts to enable and support the significant increase in e-commerce net sales; and

•	store supplies and other costs increased $0.1 million, a decrease of 0.1% as a percentage of net sales, partially offsetting the increases noted above.

General and administrative expenses increased from $20.9 million in fiscal year 2008 to $22.1 million in fiscal year 2009, an increase of $1.2 million, or 6%. As a percentage of net sales, general and administrative expenses were 8.2% and 7.8% during fiscal years 2008 and 2009, respectively.

The following contributed to the decrease in general and administrative expenses as a percentage of net sales:

•	corporate office support costs decreased $0.1 million, and 0.3% as a percentage of net sales; and

•

payroll, payroll benefits and related costs for corporate office personnel increased $1.3 million, but decreased 0.1% as a percentage of net sales, reflecting cost leverage on the increase in total net sales.

Operating Income

Operating income decreased from $23.8 million in fiscal year 2008 to $21.4 million in fiscal year 2009, a decrease of $2.4 million, or 10%. As a percentage of net sales, operating income was 9.3% and 7.6% during fiscal years 2008 and 2009, respectively. The decline in operating income as a percentage of net sales was largely due to a 3.1% decrease in comparable store sales without a corresponding decrease in fixed costs as discussed above.

Interest Income (Expense), Net

Net interest expense increased, from $35,000 in net interest income in fiscal year 2008 to $0.3 million in net interest expense in fiscal year 2009. Net interest expense reflects interest paid on a capitalized lease of our corporate office and distribution center as well as minor costs related to maintaining our unused line of credit bank facility, net of interest income earned on cash balances. The increase in net interest expense from fiscal year 2008 to fiscal year 2009 reflects a decline in interest income earned on cash balances due to a decline in interest rates.

Provision for Income Taxes

Income taxes were unchanged between fiscal year 2008 and fiscal year 2009, at $0.3 million both years. The effective tax rate increased slightly, from 1.10% of income before provision for income taxes in fiscal year 2008 to 1.30% of income before provision for income taxes in fiscal year 2009.

On a pro forma basis, if we had been taxed as a “C” Corporation both years at an estimated 40% effective tax rate rather than being taxed as an “S” Corporation, income taxes would have decreased from $9.5 million in fiscal year 2008 to $8.5 million in fiscal year 2009. This decrease is proportional to the decrease in income before provision for income taxes.

Net Income

Net income decreased from $23.6 million in fiscal year 2008 to $20.9 million in fiscal year 2009, a decrease of $2.7 million, or 11%, due to the factors discussed above. Applying a pro forma 40% “C” Corporation effective tax rate to both years, rather than the “S” Corporation tax rate that actually applied to us, pro forma net income decreased from $14.3 million in fiscal year 2008 to $12.7 million in fiscal year 2009, a decrease of $1.6 million, or 11%.

Quarterly Operating Results and Seasonality

We have historically experienced and expect to continue experiencing seasonal and quarterly fluctuations in our net sales and operating results. Our net sales and operating income are typically lower in the first and second quarters of our fiscal year, while the third and fourth quarters contain the back-to-school and winter holiday periods that historically have accounted for a larger proportion of our annual net sales and a larger than proportionate share of annual operating income. Our full year net sales have generally split 40% to 45% in the first half and 55% to 60% in the second half of the fiscal year. Quarterly sales and operating income may also fluctuate significantly as a result of a variety of factors, including but not limited to the timing of store openings and the relative proportion of our new stores to mature stores, fashion trends and changes in consumer preferences, calendar shifts of holiday or seasonal periods, changes in merchandise mix, timing of promotional events, general economic conditions, competition and weather conditions.

The following table sets forth selected unaudited quarterly statements of operations data for the two most recent fiscal years and the current fiscal year. The unaudited quarterly information has been prepared on a basis consistent with the audited financial statements included elsewhere herein. This information should be read in conjunction with our audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The operating results for any fiscal quarter are not indicative of the operating results for a full fiscal year or for any future period and there can be no assurance that any trend reflected in such results will continue in the future.

	Fiscal Year 2009				Fiscal Year 2010				Fiscal Year 2011
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	($ in thousands)
Net sales	$57,425	$65,296	$74,754	$85,289	$64,344	$70,053	$91,498	$106,709	$83,131	$87,260
Gross profit	16,714	18,119	24,323	28,178	18,626	18,762	30,379	34,848	26,209	25,718
Operating income	2,114	2,430	7,511	9,367	1,759	665	10,823	11,700	4,965	3,561
Net income	2,038	2,333	7,352	9,140	1,659	597	10,625	11,535	4,860	3,469

Percentage of Annual Results:
Net sales	20.3%	23.1%	26.4%	30.2%	19.3%	21.1%	27.5%	32.1%	n/a	n/a
Gross profit	19.1%	20.7%	27.9%	32.3%	18.2%	18.3%	29.6%	34.0%	n/a	n/a
Operating income	9.9%	11.3%	35.1%	43.7%	7.1%	2.7%	43.4%	46.9%	n/a	n/a
Net income	9.8%	11.2%	35.2%	43.8%	6.8%	2.4%	43.5%	47.2%	n/a	n/a

Percentage of Net Sales:
Gross profit	29.1%	27.7%	32.5%	33.0%	28.9%	26.8%	33.2%	32.7%	31.5%	29.5%
Operating income	3.7%	3.7%	10.0%	11.0%	2.7%	0.9%	11.8%	11.0%	6.0%	4.1%
Net income	3.5%	3.6%	9.8%	10.7%	2.6%	0.9%	11.6%	10.8%	5.8%	4.0%

Store Data:
Total stores open at end of quarter	100	106	107	111	112	120	121	125	126	131
Comparable store sales change(1)	-9.9%	-9.5%	3.7%	1.5%	2.2%	-3.6%	10.3%	14.6%	18.2%	15.2%

(1)	Comparable store sales are net sales from stores that have been open at least 12 full fiscal months as of the end of the current reporting period. A remodeled or relocated store is included in comparable store sales, both during and after construction, if the square footage of the store was not changed by more than 20% and the store was not closed for more than five days in any fiscal month. Comparable store sales include sales through our e-commerce store but exclude gift card breakage income and e-commerce shipping and handling fee revenue. E-commerce sales contributed 2.2%, 2.8%, 2.9% and 3.6% to the comparable store sales change for first, second, third and fourth fiscal quarters of 2009, respectively. E-commerce sales contributed 3.1%, 2.7%, 2.2% and 4.4% to the comparable store sales change for the first, second, third and fourth fiscal quarters of 2010, respectively. E-commerce sales contributed 2.3% and 1.8% to the comparable store sales change for the first and second fiscal quarters of 2011, respectively.

Liquidity and Capital Resources

General

Our business relies on cash flows from operating activities as well as cash on hand as our primary sources of liquidity. In addition, we have had access to additional liquidity through a $15.0 million revolving credit facility with Wells Fargo Bank, NA. We have never drawn funds from or issued letters of credit financing from the revolving credit facility. The existing revolving credit facility will terminate at the time of the initial public offering. Upon consummation of our initial public offering, we plan to amend our existing facility with Wells Fargo Bank, NA to a

$25 million revolving credit facility. Historically, we have not drawn upon the existing credit facility and we do not expect to draw from the revolving credit facility over the next 12 months. We expect to finance company operations and store growth with existing cash on hand, which may include a portion of the proceeds from this offering, and cash flows from operations. Therefore, for the reasons stated above, we do not believe an inability to amend the credit facility would have a material adverse impact on our operations, liquidity or growth plans. There can be no assurance that we will be able to amend the revolving credit facility agreement consistent with management’s expectations.

Historically our primary cash needs have been for merchandise inventories, payroll, store rent, capital expenditures associated with opening new stores, improvements to our distribution facilities, marketing and information technology expenditures and shareholder distributions. In addition to cash and cash equivalents, the most significant components of our working capital are merchandise inventories, accounts payable and other current liabilities. We believe that cash flows from operating activities, the availability of cash under our anticipated revolving credit facility and net proceeds from this offering will be sufficient to cover working capital requirements and anticipated capital expenditures for the next 12 months. If cash flows from operations, borrowings under our existing or anticipated revolving credit facility and net proceeds from this offering are not sufficient or available to meet our capital requirements, then we will be required to obtain additional equity or debt financing in the future. There can be no assurance that equity or debt financing will be available to us when we need it or, if available, that the terms will be satisfactory to us and not dilutive to our then-current stockholders.

A summary of operating, investing and financing activities is shown in the following table.

	Fiscal Year Ended			Twenty-Six Weeks Ended
	January 31, 2009	January 30, 2010	January 29, 2011	July 31, 2010	July 30, 2011
	(in thousands)
Cash Flows from Operating Activities:
Net income	$23,606	$20,863	$24,416	$2,256	$8,329
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,923	13,915	14,292	7,177	7,491
(Gain) loss on disposal of assets	(2)	784	224	90	197
Impairment of long-lived assets	593	—	1,985	—	—
Changes in assets and liabilities	3,156	(306)	785	(1,065)	(587)

Net cash provided by operating activities	$38,276	$35,256	$41,702	$8,458	$15,430

Cash Flows from Investing Activities:
Purchase of property and equipment	$(23,406)	$(17,514)	$(15,674)	$(9,015)	$(8,742)
Insurance proceeds from casualty loss	—	—	375	—	—
Proceeds from disposal of property and equipment	17	3	41	—	18

Net cash used in investing activities	$(23,389)	$(17,511)	$(15,258)	$(9,015)	$(8,724)

Cash Flows from Financing Activities:
Payment of capital lease obligation	$(521)	$(555)	$(591)	$(291)	$(309)
Distributions	(15,190)	(16,020)	(22,220)	(7,030)	(4,783)

Net cash used in financing activities	$(15,711)	$(16,575)	$(22,811)	$(7,321)	$(5,092)

Change in cash and cash equivalents	$(824)	$1,170	$3,633	$(7,878)	$1,614
Cash and cash equivalents at beginning of Period	25,359	$24,535	$25,705	$25,705	$29,338

Cash and cash equivalents at end of period	$24,535	$25,705	$29,338	$17,827	$30,952

Net Cash Provided by Operating Activities

Operating activities consist primarily of net income adjusted for non-cash items that include depreciation and asset impairment write-downs, plus the effect on cash of changes during the year in our assets and liabilities.

We generated $15.4 million of net cash from operating activities for the twenty-six weeks ended July 30, 2011. The significant components of cash flows from operating activities were net income of $8.3 million and the add-back of non-cash depreciation and amortization expense of $7.5 million. In addition, accounts payable, accrued expenses and accrued compensation and benefits increased $14.8 million due to the timing of payments, and deferred rent increased by $1.0 million due to the opening of new stores. The above was offset by an increase in merchandise inventories of $11.7 million due to the seasonality of inventory purchases, an increase in receivables of $1.7 million due to growth of the business and an increase in prepaid expenses and other assets of $1.9 million due mainly to the capitalization of initial public offering transaction costs.

We generated $8.5 million of net cash from operating activities for the twenty-six weeks ended July 31, 2010. The significant components of cash flows from operating activities were net income of $2.3 million and the add-back of non-cash depreciation and amortization expense of $7.2 million. In addition, accounts payable and accrued expenses increased $17.3 million due to the timing of payments, and deferred rent increased by $1.8 million due to the opening of new stores. The above was offset by an increase in merchandise inventories of $15.9 million due to the seasonality of inventory purchases, and an increase in receivables of $2.2 million and prepaid expenses and other assets of $1.2 million due to the growth of the business.

We generated $41.7 million of net cash from operating activities in fiscal year 2010. The significant components for cash flows from operating activities were net income of $24.4 million and the add-back of non-cash depreciation and amortization expense of $14.3 million and non-cash impairment of long-lived assets of $2.0 million. In addition, accounts payable and accrued expenses increased by $9.4 million due to the timing of payments and growth in inventory and deferred rent increased by $3.1 million due to the opening of new stores. The above was offset by an increase in merchandise inventories of $9.6 million due to the opening of new stores and growth in sales, an increase in receivables of $2.2 million due to the growth of the business and a receivable on a casualty insurance claim and an increase in prepaid expenses and other current assets of $1.4 million due to the growth in the number of stores and the timing of payments.

We generated $35.3 million of net cash from operating activities in fiscal year 2009. The significant components for cash flows from operating activities were net income of $20.9 million and the add-back of non-cash depreciation and amortization expense of $13.9 million. In addition, deferred rent increased by $3.0 million due to the opening of new stores during the year. The above was offset by an increase in merchandise inventories of $3.9 million due to the opening of new stores and growth in sales.

We generated $38.3 million of net cash from operating activities in fiscal year 2008. The significant components for cash flows from operating activities were net income of $23.6 million and non-cash depreciation and amortization expense of $10.9 million. In addition, deferred rent increased by $6.7 million due to the opening of new stores and accounts receivable decreased by $1.6 million due to the timing of collections. The above was offset by an increase in merchandise inventories of $2.7 million due to the opening of new stores and growth in sales, an increase in deferred revenue of $1.3 million due to the recognition of breakage on gift cards and store credits and an increase in prepaid expenses and other current assets of $1.0 million due to growth in the number of stores and the timing of payments.

Net Cash Used in Investing Activities

Investing activities consist primarily of capital expenditures for growth related to new store openings as well as for remodels and changes in fixtures and equipment at existing stores, investments in information technology, distribution center enhancements, investments in assets at our corporate headquarters and the addition or replacement of company vehicles.

Capital expenditures related to stores represent the bulk of this spending. Spending on new stores and the remodeling and other improvements of existing stores were $7.6 million and $7.3 million in the twenty-six weeks ended July 31, 2010 and July 30, 2011, respectively. The remaining capital expenditures in each period were primarily for our investment in information technology systems and distribution and corporate facility enhancements.

Capital expenditures for the opening of 26, 13 and 16 new stores and the remodeling and other improvements of existing stores were $16.4 million, $11.1 million and $13.3 million in fiscal years 2008, 2009 and 2010, respectively. The remaining capital expenditures in each period were primarily for our investment in information technology systems and distribution and corporate facility enhancements.

Capital expenditures during fiscal year 2011 are expected to be between $21 million and $25 million, the substantial majority of which will be devoted to the opening of new stores, remodels and changes in fixtures and equipment at existing stores, and enhancements to the distribution center and information technology systems which will be funded from cash provided by operations.

Net Cash Used in Financing Activities

Financing activities consist of distributions to our shareholders and payments on our capital lease obligation.

Net cash used in financing activities was $7.3 million and $5.1 million in the twenty-six weeks ended July 31, 2010 and July 30, 2011, respectively. This included $7.0 million and $4.8 million, respectively, in distributions to our shareholders, and $0.3 million and $0.3 million, respectively, for payments on our capital lease obligation.

Net cash used in financing activities was $15.7 million, $16.6 million and $22.8 million in fiscal years 2008, 2009 and 2010, respectively. This included $15.2 million, $16.0 million and $22.2 million, respectively, in distributions to our shareholders, and $0.5 million, $0.6 million and $0.6 million, respectively, for payments on our capital lease obligation.

In addition, immediately before the termination of its “S” Corporation status, World of Jeans & Tops will establish notes payable, bearing a market rate of interest, due to its “S” Corporation shareholders which will reflect the amount of undistributed cumulative earnings remaining in the company from the date of its formation up to the date of termination of its “S” Corporation status. We will use a significant portion of the proceeds from this offering to pay such notes, representing the final distribution to the shareholders of World of Jeans & Tops, who are also our existing stockholders. We expect this distribution to be approximately $         million.

Line of Credit

We have been operating with a $15.0 million revolving credit facility with Wells Fargo Bank, NA that expires on the earlier of December 31, 2011 or the consummation of our initial public offering. Upon consummation of our initial public offering, we plan to amend our existing facility with Wells Fargo Bank, NA to a $25.0 million revolving credit facility. We anticipate that the interest charged on borrowings will either be at the London Interbank Offered Rate, or LIBOR, plus 1.75% or at the bank’s prime rate. We expect to have the ability to select between the prime or LIBOR-based rate at the time of a cash advance. Similar to the existing credit facility, we expect that advances will be secured by substantially all of our assets, and that as a sub-feature under the line of credit the bank may issue stand-by and commercial letters of credit up to $15.0 million. We would be required to maintain certain financial and nonfinancial covenants in accordance with the amended revolving credit facility. These covenants will include maintaining a minimum current ratio, not exceeding a maximum funded debt to earnings before interest, taxes, depreciation, amortization and annual rent expense (“EBITDAR”) ratio, capital expenditures not exceeding established limits and achieving a minimum pre-tax profit on a rolling four quarter basis. There can be no assurance that Tilly’s will be able to amend the revolving credit facility agreement consistent with management’s expectations.

Contractual Obligations

We enter into long-term contractual obligations and commitments in the normal course of business, primarily non-cancellable capital and operating leases.

We lease approximately 172,000 square feet for our corporate headquarters and distribution center from a company that is owned by the co-founders of Tilly’s. This lease expires on December 31, 2012, with three five-year renewal option periods. The land component of this lease is accounted for as an operating lease and the building component is accounted for as a capital lease. Because the company initially guaranteed the related-party lessor’s debt obligation with respect to this leased property through December 31, 2017, the depreciation of the long-lived leasehold assets and the amortization of the capital lease liability were determined to be 15 years to correspond to the timing of the company’s guarantee. As of March 9, 2011, the financial institution holding the mortgage guaranty cancelled the guaranty. The portion of the lease related to land represents an operating lease and is included in the contractual obligations schedule below. The initial obligation at inception under the capital lease was $9.2 million, with an outstanding balance of $5.0 million as of July 30, 2011. The value of the capital lease assets was $7.8 million as of July 30, 2011. The accumulated depreciation of the building under the capital lease was $4.5 million as of July 30, 2011.

We also lease approximately 24,000 square feet of office and warehouse space located at 15 Chrysler, Irvine, California from a company that is owned by one of our co-founders. This lease is accounted for as an operating lease. The lease began on November 1, 2010 and terminates on October 31, 2014. We sublease approximately 17,000 square feet of the building to an unrelated third party. The sublease began December 1, 2010 and terminates on May 31, 2014. The rental income paid to us with respect to the sublease, per square foot, is slightly above the rental expense paid by us with respect to the master lease.

With the exception of the corporate headquarters and distribution center and warehouse leases discussed above, our leases are generally non-cancelable operating leases expiring at various dates through 2022. Certain leases provide for additional rent based on a percentage of sales and annual rent increases based upon the Consumer Price Index. In addition, many of our store leases contain certain co-tenancy provisions that permit us to pay rent based on a pre-determined percentage of sales when the occupancy of the retail center falls below minimums established in such lease.

As of July 30, 2011, our contractual cash obligations over the next several periods are set forth below (in thousands).

	Payments Due by Period
	Total	Less Than 1 Year	1 - 2 Years	3 - 5 Years	More Than 5 Years
Capital Lease Obligations(1)(3)	$6,030	$940	$1,880	$1,880	$1,330
Operating Lease Obligations(2)(3)	245,258	33,555	68,859	55,870	86,974
Purchase Obligations(4)	80,857	80,857	—	—	—

Total	$332,145	$115,352	$70,739	$57,750	$88,304

(1)	The capital lease is for the building portion of our corporate headquarters and distribution center, including interest.
(2)	Our store leases generally have initial lease terms of 10 years and include renewal options on substantially the same terms and conditions as the original lease. Also included in operating leases is the land portion of the corporate headquarters and distribution center lease, as well as the warehouse lease described above. The lease for our e-commerce distribution center was executed subsequent to July 30, 2011, and has therefore been excluded from the above table.
(3)	Amounts represent commitments for minimum lease payments under non-cancellable leases.
(4)	Purchase obligations consist primarily of inventory purchase orders for goods not yet received.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements, except for the operating leases, purchase obligations and revolving credit facility as discussed above.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the appropriate application of certain accounting policies, some of which require us to make estimates and assumptions about future events and their impact on amounts reported in our consolidated financial statements. Since future events and their impact cannot be determined with absolute certainty, the actual results will inevitably differ from our estimates.

We believe the application of our accounting policies, and the estimates inherently required therein, are reasonable. Our accounting policies and estimates are reevaluated on an ongoing basis and adjustments are made when facts and circumstances dictate a change.

The policies and estimates discussed below involve the selection or application of alternative accounting policies that are material to our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. However, our historical results for the periods presented in the consolidated financial statements have not been materially impacted by such variances. Our accounting policies are more fully described in Note 2 of the notes to the audited financial statements, “Summary of Significant Accounting Policies”. Management has discussed the development and selection of these critical accounting policies and estimates with our board of directors.

We have certain accounting policies that require more significant management judgment and estimates than others. These include our accounting policies with respect to revenue recognition, merchandise inventories, long-lived assets, stock-based compensation and accounting for income taxes, which are more fully described below.

Revenue Recognition

Sales are recognized at the time of purchase by customers at our retail store locations. Sales are recorded net of taxes collected from customers. For online sales, revenue is recognized at the estimated time goods are received by customers. On average, customers receive goods within three days of being shipped. The estimate of the transit times for these shipments is based on shipping terms and historical delivery times. Shipping and handling fees billed to customers for online sales are included in net sales and the related shipping and handling costs are classified as cost of goods sold in the Consolidated Statements of Operations. For fiscal years 2008, 2009 and 2010, shipping and handling fee revenue included in net sales was $1.3 million, $1.9 million and $2.6 million, respectively.

We reserve for projected merchandise returns based upon historical experience and various other assumptions that we believe to be reasonable. Customers can return merchandise within 30 days of the original purchase date. Merchandise returns are often resalable merchandise and are refunded by issuing the same tender as in the original purchase. Merchandise exchanges of the same product and price are not considered merchandise returns and, therefore, are not included in the population when calculating the sales returns reserve. The total reserve for returns was $0.4 million and $0.5 million at January 30, 2010 and January 29, 2011, respectively. Should the returns rate as a percentage of net sales significantly change in future periods, it could have a material impact on our results of operations.

We recognize the sales from gift cards as they are redeemed for merchandise. Prior to redemption, we maintain an unearned revenue liability for unredeemed gift card balances. Our gift cards do not have expiration dates; however, over time, the redemption of some gift cards is remote and there is no obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). An assessment of the ultimate non-redemption rate of gift cards is performed when enough time has passed since the activation of the cards to enable a determination of the ultimate breakage rate based upon our historical redemption experience. This date of assessment has historically been two full fiscal years after the fiscal year in which the cards were activated. At the time of assessment a breakage estimate is calculated and recorded in net sales. Breakage revenue for gift cards was $1.5 million, $0.5 million and $0.4 million in fiscal years 2008, 2009 and 2010, respectively. If the gift card breakage experience were to change significantly in future periods, it could have a material impact on our results of operations.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. Cost is calculated using the retail inventory method. Under the retail inventory method, inventory is stated at its current retail selling value and then is converted to a cost basis by applying a cost-to-retail ratio based on beginning inventory and the fiscal year purchase activity. The retail inventory method inherently requires management judgments and estimates, such as the amount and timing of markdowns needed in order to sell through slow-moving inventories.

Markdowns are recorded when the sales value of the inventory has diminished. Factors considered in the determination of markdowns include current and anticipated demand, customer preferences, age of the merchandise and fashion trends. When a decision is made to mark down merchandise, the resulting gross margin reduction is recognized in the period in which the markdown is recorded. During each accounting period, we record adjustments to our inventories, which are reflected in cost of goods sold, if the cost of specific inventory items on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. This adjustment calculation requires us to make assumptions and estimates, which are based on factors such as merchandise seasonality, historical trends and estimated inventory levels, including sell-through of remaining units.

Total markdowns, including permanent and promotional markdowns, on a cost basis were $16.7 million, $20.8 million and $22.8 million and represented 6.5%, 7.4% and 6.9% of net sales in fiscal years 2008, 2009 and 2010, respectively. We accrued $0.4 million and $0.3 million for planned but unexecuted markdowns, including markdowns related to slow moving merchandise, as of January 30, 2010 and January 29, 2011, respectively.

To the extent that management’s estimates differ from actual results, additional markdowns may be required that could reduce our gross margin, operating income and the carrying value of inventories. Our success is largely dependent upon our ability to anticipate the changing fashion tastes of our customers and to respond to those changing tastes in a timely manner. If we fail to anticipate, identify or react appropriately to changing styles, trends or brand preferences of our customers, we may experience lower sales, excessive inventories and more frequent and extensive markdowns, which would adversely affect our operating results.

We also record an inventory shrinkage reserve calculated as a percentage of net sales for estimated merchandise losses for the period between the last physical inventory count and the balance sheet date. These estimates are based on historical percentages and can be affected by changes in merchandise mix and changes in shrinkage trends. We perform physical inventory counts twice a year for the entire chain of stores and our distribution center and adjust the inventory shrinkage reserve accordingly. If actual physical inventory losses differ significantly from the estimate, our results of operations could be adversely impacted. The inventory shrinkage reserve reduces the value of total inventory and is a component of inventories on the consolidated balance sheets. The inventory shrinkage reserve at January 30, 2010 and January 29, 2011 was not material.

Long-Lived Assets

We evaluate the carrying value of our long-lived assets, consisting largely of leasehold improvements, furniture and fixtures and equipment at store, distribution center and corporate office locations, for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Factors that are considered important that could result in the necessity to perform an impairment review include a current-period operating or cash flow loss combined with a history of operating or cash flow losses and a projection or forecast that indicates continuing losses or insufficient income associated with the realization of a long-lived asset or asset group. Other factors include a significant change in the manner of the use of the asset or a significant negative industry or economic trend. This evaluation is performed based on estimated undiscounted future cash flows from operating activities compared with the carrying value of the related assets. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized, measured by the difference between the carrying value and the estimated fair value of the assets, based on discounted cash flows using our weighted-average cost of capital, with such estimated fair values determined using the best information available. Quarterly, we assess whether events or changes in circumstances have occurred that potentially indicate the carrying value of long-lived assets may not be recoverable.

During fiscal year 2008 the net book value of fixed assets at one store was impaired with a charge of $0.6 million. Similarly, in fiscal year 2010 the net book value of fixed assets at another store was impaired with a charge of $0.8 million. These charges were recorded as the assets were not projected to generate sufficient cash flows to recover the carrying values. In addition, we recorded an impairment charge of $1.2 million in fiscal year 2010 due to smoke damage to assets resulting from a fire in the mall where one of our stores is located. We have an insurance policy covering the assets that were destroyed. There were no impairment charges during fiscal year 2009.

The estimation of future cash flows from operating activities requires significant estimates of factors that include future sales and gross margin performance. Factors used in the valuation of long-lived assets with finite lives include, but are not limited to, discount rates, management’s plans for future operations, recent operating results and projected future cash flows. If our net sales or gross profit performance or other estimated operating results are not achieved at or above our forecasted level, or inflation exceeds our forecast and we are unable to recover such costs through price increases, the carrying value of certain of our retail stores may prove to be unrecoverable and we may incur additional impairment charges in the future.

Stock-Based Compensation

In June 2007 our board of directors adopted the 2007 Stock Option Plan, or 2007 Plan, which authorized the issuance of options to purchase up to 1.6 million shares of common stock for employees, consultants and directors. These share-based awards are granted at an exercise price equal to the fair market value of our common stock at the date of grant. These awards vest in equal installments over a four year period (service period) and generally expire at the earlier of 30 days after employment or services are terminated or ten years from the date of grant. The awards also include a performance condition that prevents the awards from becoming exercisable until the consummation of an initial public offering by us. As the awards contain both a service requirement and a performance condition, compensation expense is not recognized in the financial statements until the later of the consummation of an initial public offering by us or completion of the requisite service period.

We account for stock-based compensation in accordance with the provisions of ASC Topic 718, Compensation-Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services. Under the provisions of this statement, stock-based compensation expense is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense on a straight-line basis over the employee’s requisite service period (generally the vesting period of the equity grant). As required under this guidance, we estimate forfeitures for options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measurement of the estimated fair value of our stock-based compensation expense.

Determining the fair value of stock-based awards at the grant date requires judgment. We use the Black-Scholes option-pricing model to determine the fair value of stock options. The determination of the grant date fair value of options using an option-pricing model is affected by a number of assumptions, such as our estimated common stock fair value, our expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates, and expected dividends, which we estimate as follows:

•

Fair Value of Our Common Stock. Because our common stock is not publicly traded, we must estimate the fair value of our common stock, as discussed in “Determination of the Fair Value of Common Stock on Grant Date” below.

•

Expected Term. We have limited historical information regarding expected option term. Accordingly, we determined the expected stock option term of the awards using the latest historical data available from comparable public companies and our expectation of exercise behavior.

•

Volatility. As we do not have a trading history for our common stock, the expected stock price volatility for each grant is measured using the average of historical daily price changes of comparable public companies’ common stock over the most recent period equal to the expected term of our stock option awards. We intend to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available. However, if the circumstances change so the identified companies are no longer similar to us, we will select companies we believe are more suitable and use their publicly available share prices in the calculation.

•	Risk-Free Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the stock options for each stock option group.

•	Dividend Yield. We have never declared or paid any cash dividends and do not plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

The following table presents the weighted-average assumptions we used to estimate the fair value of stock options granted during the periods presented:

	Fiscal Year Ended			Twenty-Six Weeks Ended July 30, 2011
	January 31, 2009	January 30, 2010	January 29, 2011
Expected option term	5.0 years	5.0 years	5.0 years	5.0 years
Expected volatility factor	42.3%	45.5%	61.0%	59.7%
Risk-free interest rate	3.0%	1.8%	1.0%	2.2%
Expected annual dividend yield	0.0%	0.0%	0.0%	0.0%

Our estimate of pre-vesting forfeitures, or forfeiture rate, was based on our internal analysis, which included the award recipients’ positions within the company and the vesting period of the awards. The result of the Black-Scholes calculation was compensation expense, cumulative through July 30, 2011, for all options granted under the 2007 Plan and before any related tax benefit, of $5.5 million. This compensation expense has not been recognized in our financial statements as the stock options contain both a service requirement and a performance condition. Therefore, we will recognize this deferred compensation expense upon the consummation of the initial public offering.

Determination of the Fair Value of Common Stock on Grant Date

We have been a private company with no active public market for our common stock. The fair value of the common stock underlying our stock options was determined by our board of directors, which intended all stock options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those stock options on the date of grant. We have determined the estimated per share fair value of our common stock using a contemporaneous valuation consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation”, or the Practice Aid. In conducting this valuation, we considered all objective and subjective factors that we believed to be relevant, including our best estimate of our business condition, prospects and operating performance at the valuation date. Within this contemporaneous valuation performed by management, with the assistance of third-party valuation specialists hired by us, a range of factors, assumptions and methodologies were used. The significant factors included:

•	the fact that we are a private retail company with illiquid securities;

•	our historical operating results;

•	our discounted future cash flows, based on our projected operating results;

•	the hiring of key personnel;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•	valuation of comparable public companies at the time of grant;

•	the U.S. and global capital market conditions; and

•	outlook for our industry at the time of grant.

After review of the fair value analysis, our board of directors authorized the use of that fair value as the exercise price for options granted on the date of that valuation report.

Common Stock Valuation Methodologies

For the contemporaneous valuation of our common stock, management estimated, as of January 29, 2011, the latest valuation date, our enterprise value on a continuing operations basis primarily using the income and market approaches which are both acceptable valuation methods in accordance with the Practice Aid. The income approach utilized a discounted cash flow methodology based on our financial forecasts and projections, as detailed below. The market approach utilized both the guideline public company and the guideline merged and acquired methodologies based on data obtained on comparable public companies, as detailed below. Management considered both objective and subjective factors, including information provided by a third-party valuation firm, to determine its best estimate of the fair market value of our common stock.

For the discounted cash flow methodology, we prepared detailed annual forecasts of cash flows for future years, which we refer to as the “discrete forecast period”. The value of the cash flows beyond the discrete forecast period was derived by applying a capitalized earnings approach, in which such cash flows are assumed to grow at a constant annual long-term growth rate and in which the terminal-year cash flow is capitalized at a rate equal to the estimated discount rate less the estimated constant annual long-term growth rate. Our forecasts of future cash flows were based on our estimated net debt-free cash flows and were discounted to the valuation date at an estimate of our weighted average cost of capital. We weighted the discounted cash flow method 50% in determining the total fair value of our equity as this approach was determined to represent the best indication of value because this method relied on a detailed financial forecast for the next five fiscal years as well as growth and profitability assumptions for subsequent years that are specific to Tilly’s business model.

The guideline public company method of the market approach is based on the market prices of stock for comparable companies. Indications of value were estimated by deriving multiples of equity or invested capital to various measures of revenue, earnings or cash flow for the selected guideline companies and then applying such multiples to the metrics of our business. When selecting comparable companies, consideration was given to industry similarity, their specific products offered, financial data availability and capital structure. We weighted the guideline public company method 40%. In selecting the revenue and EBITDA multiples from other companies to apply to Tilly’s, we considered differences between Tilly’s and eleven comparable companies in terms of size, profitability and growth, among other factors. Given the timely nature of the public company data and the quantity of the public companies in the group that were in the same or similar retail sector as Tilly’s, the guideline public company method was given a weighting of 40%. We weighted the guideline public company method less than the discounted cash flow method due to the fact that the stock price and earnings estimates for the comparable public companies were relatively volatile as of the valuation date.

The guideline merged and acquired method of the market approach follows the same basic methodology as the guideline public company method. However, instead of deriving multiples based on stock prices of guideline companies, indications of value are estimated by deriving multiples of equity or invested capital from sales of entire companies. We weighted the guideline merged and acquired method only 10% as most of the observed industry transactions occurred in a different economic environment (none since December 2009) and we had higher EBITDA margins than many of the target companies.

We believe that the procedures employed in the discounted cash flow, guideline public company and guideline merged and acquired methodologies are reasonable and consistent with the Practice Aid.

We granted stock options with the following exercise prices between May 2, 2010 and the date of this prospectus:

Option Grant Date	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date	Fair Value of Stock Options Granted
October 2010(1)	762,500	$8.98	$8.98	$4.57 - $7.01
March 2011	578,000	16.26	16.26	8.52

(1)	Includes 739,500 stock options that were re-priced on a one-for-one basis to $8.98 per share. See the section below titled “Stock Option Re-Pricing”.

Based upon the assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of stock options outstanding as of          was approximately $         million, of which approximately $         million related to vested stock options and approximately $         million related to unvested stock options.

Significant factors considered by our board of directors in determining the fair value of our common stock at these grant dates included:

October 2010

We performed a valuation of our common stock as of fiscal month ended August 28, 2010 which included the back-to-school shopping season that peaks in August. Although the United States economy had been recovering from recession in 2010, the recovery was weaker than in many past recovery periods. The financial results of many of our comparable companies reflected weak performance driven generally by either negative or only modestly positive year-to-date comparable store sales through August. Our comparable store sales trends for this same period were consistent with our comparable companies, with close to zero comparable store sales growth, lower income than the same year-to-date period in the prior year, and sales and income running well below the forecast for fiscal 2010 that was incorporated in the prior valuation of our common stock. As a result of these factors, we lowered our financial forecast and expectations for growth in fiscal 2010 and, because they were building upon 2010 expected results, the forecasted sales and income in fiscal 2011 and beyond. The marketability discount was 15%, based upon expectations that an initial public offering would not occur until at least early in 2012. This valuation determined the value of our common stock to be $8.98 per share. Our board of directors granted stock options with exercise prices at $8.98 per share on October 8, 2010, the date the valuation was finalized, after determining that the fair value of our common stock would not have materially changed between the valuation date and the date of the grant. In addition, stock options previously granted with exercise prices greater than $8.98 per share were re-priced to $8.98 per share as of October 8, 2010 by our board of directors. See “Stock Option Re-Pricing” section below.

March 2011

We performed a valuation of our common stock as of the fiscal year end date of January 29, 2011. Over the previous quarter the national economy grew more quickly than earlier in fiscal 2010 and our comparable companies’ results generally improved substantially in the fourth quarter of fiscal 2010. Our results, similarly, improved substantially, with a double-digit comparable store sales increase in the fourth quarter of fiscal 2010 compared to the fourth quarter of fiscal 2009 and profitability for the quarter well above the prior year’s fourth quarter. Therefore, profitability for fiscal 2010 ended up being well above the revised forecast used in the August 2010 valuation. This greatly improved sales and profit trend continued into February and March of fiscal 2011. As a result, we increased the financial forecast and expectations for growth in fiscal 2011 and beyond. Concurrently, our comparable companies’ financial results led to, in many cases, increased market prices for their common stock. The marketability discount was 10%, based upon expectations that an initial public offering would not occur until mid 2011 at the earliest. This valuation determined the value of our common stock to be $16.26 per share. Our board of directors granted stock options with exercise prices at $16.26 per share on March 31, 2011, the date the valuation was finalized, after determining that the fair value of our common stock would not have materially changed between the valuation date and the date of the grant.

Stock Option Re-Pricing

In October 2010, our board of directors approved a common stock option re-pricing whereby previously granted stock options held by current employees with exercise prices above $8.98 per share were re-priced on a one-for-one basis to $8.98 per share with no modification to any other terms of the previously issued stock options. As a result, 739,500 stock options originally granted to purchase common stock at prices ranging from $9.64 to $14.47 were re-priced in order to continue maintaining an equity incentive for our employees and reflect a significantly different economic environment.

We treated the re-pricing as a modification for accounting purposes of the original awards and calculated additional compensation costs for the difference between the fair value of the re-priced award and the fair value of the original award on the re-pricing date. The re-pricing affected 48 optionees and resulted in incremental unrecognized stock-based compensation expense of $0.6 million. Expense related to vested stock options will be recognized upon the consummation of our initial public offering, and expense related to unvested stock options will be amortized over the remaining vesting period of the stock options. Our assumptions used to estimate the fair value of the original awards immediately before the re-pricing and the fair value of the re-priced awards required significant judgment.

Accounting for Income Taxes

Historically, World of Jeans & Tops has recognized income taxes as an “S” Corporation for federal and state income tax purposes. As such, with the exception of a limited number of state and local jurisdictions, it has not been subject to income taxes. The shareholders of World of Jeans & Tops, and not World of Jeans & Tops itself, are subject to income tax on their distributive share of its earnings. World of Jeans & Tops paid distributions to the shareholders to fund their tax obligations attributable to taxable income of World of Jeans & Tops, in addition to any discretionary distributions paid to its shareholders. As a result of the Reorganization Transaction, World of Jeans & Tops’ “S” Corporation status will terminate and World of Jeans & Tops will be treated as a “C” Corporation for federal and applicable state income tax purposes.

In July 2006, the FASB issued an interpretation which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. This interpretation provides that a tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized, and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted this interpretation effective February 4, 2007. As a result of the implementation of this interpretation, we did not recognize any change in liability for income taxes.

Recently Issued Accounting Pronouncements

In October 2009 the FASB issued Accounting Standards Update, or ASU, No. 2009-13, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force. This ASU provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. The amendments in this ASU replace the term “fair value” in the revenue allocation guidance with “selling price” to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. The amendments in this ASU eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. The initial adoption of this ASU did not have a material impact on the Company’s revenue recognition policies.

In January 2010 the FASB issued guidance and clarifications for improving disclosures about fair value measurements. This guidance requires enhanced disclosures regarding transfers in and out of the levels within the fair value hierarchy. Separate disclosures are required for transfers in and out of Level 1 and 2 fair value measurements, and the reasons for the transfers must be disclosed. In the reconciliation for Level 3 fair value measurements, separate disclosures are required for purchases, sales, issuances, and settlements on a gross basis. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for interim and annual reporting periods beginning after December 15, 2010. Effective January 31, 2010, the Company adopted the new and updated disclosure guidance, aside from that deferred to periods after December 15, 2010, and this did not significantly impact the Company’s financial statements. The Company does not believe adoption of the remaining guidance on disclosures will have any material effect on its consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in the Accounting Standards Codification. There have been a number of ASUs to date that amend the original text of the Accounting Standards Codification. Except for the ASU listed above, those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings, if any, under our line of credit, which bears interest at variable rates. As of January 30, 2010 and January 29, 2011, we had no outstanding borrowings under our line of credit.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Foreign Exchange Rate Risk

We currently source all merchandise through domestic vendors and all purchases are denominated in U.S. dollars. We do not hedge using any derivative instruments and historically have not been impacted by changes in exchange rates.

BUSINESS

Overview

Tilly’s is a fast-growing destination specialty retailer of West Coast inspired apparel, footwear and accessories. We believe we bring together an unparalleled selection of the most sought-after brands rooted in action sports, music, art and fashion. Our stores are designed to be a seamless extension of our teen and young adult consumers’ lifestyles, with a balance of guys’ and juniors’ merchandise, in a stimulating environment. As we have grown, we believe our success across a variety of real estate venues and geographies in the United States has demonstrated Tilly’s portability. We believe our distinctive store experience combined with our extensive selection of merchandise positions us to exceed our customers’ expectations. Tilly’s is a passionate lifestyle brand and our motto, “If it’s not here…it’s not happening” exemplifies our goal to serve as a destination for the latest, most relevant merchandise and brands important to our customers.

As of July 30, 2011, we operated 131 stores in 11 states, averaging approximately 7,700 square feet. We also sell our products through our e-commerce website, www.tillys.com. Our business is characterized by the following key elements:

•

Extensive assortment of relevant merchandise in a larger store format. Our larger stores allow us to carry a more extensive selection of brands and products. Our stores feature third-party brands, including Billabong, Element, Hurley, Levi’s, LRG, Neff, RVCA, Uggs, and Volcom, to name just a few, complemented by our proprietary brands, such as RSQ, Full Tilt, Blue Crown, and Infamous. Our larger stores also allow us to offer a greater assortment of apparel styles, sizes and price points across multiple categories as well as a strong assortment of footwear, backpacks, hats and other accessories. This broad selection focused on guys and juniors enhances our ability to rapidly identify and respond to trends and positions us as a destination for both proven fashion items and core styles. We strive to keep our merchandising mix current by introducing additional brands and styles in response to the ever-evolving desires of our customers.

•

The Tilly’s experience. Tilly’s is a customer-driven lifestyle brand. We derive our energy and inspiration from our customers’ individuality and passion for action sports, music, art, and fashion. Our stores bring these interests together in a vibrant, stimulating and authentic environment that is an extension of our customers’ high velocity, multitasking lifestyle. We do this by blending the most relevant brands and styles with music videos, product-related visuals and a dedicated team of store associates. Our associates share the same passion as our customers for action sports, music, art and fashion, enabling them to easily engage with our customers and make shopping at Tilly’s a fun, social experience. Outside of our stores, we connect with our consumers using the same authentic approach, including social media, community outreach and sponsorship of contests, demos and other events. We believe the Tilly’s experience drives customer awareness, loyalty and repeat visits while generating a buzz and excitement for our brand.

•

Flexible real estate strategy across real estate venues and geographies. We currently operate stores in 35 markets in 11 states across a variety of real estate venues including malls, power centers, neighborhood and lifestyle centers, outlet centers and street-front locations. Our geographic portability and real estate flexibility provide us with a wider scope of opportunities and enhance our ability to open new stores. As we continue our national store expansion, we focus on identifying the most attractive locations within relevant trade areas to ensure our stores are located where our customers want to shop.

Our West Coast heritage dates back to 1982 when Hezy Shaked and Tilly Levine opened our first store in Orange County, California, the center of the surf and skate lifestyle. Over the last 29 years, we have built and nurtured strong relationships with our customers, brand partners and vendors while expanding our business. We have also demonstrated an ability to grow rapidly, having more than doubled our store count while entering 26 new markets in the last five years. During this same period, we invested approximately $20 million in infrastructure and systems to support our recent and long-term growth, and enhanced our senior management team while protecting the entrepreneurial culture that we believe makes Tilly’s unique. We believe our corporate culture facilitates our ability to attract and retain high quality employees and is a critical driver of our performance. We believe our team’s passion for the West Coast inspired and action sports lifestyle, sense of urgency and pursuit of excellence enables Tilly’s to consistently deliver a superior customer experience and positions us to successfully execute our long-term growth strategy.

We increased net sales 27%, from $134.4 million in the twenty-six weeks ended July 31, 2010 to $170.4 million in the twenty-six weeks ended July 30, 2011. We increased operating income 254%, from $2.4 million in the twenty-six weeks ended July 31, 2010 to $8.5 million in the twenty-six weeks ended July 30, 2011. Our comparable store sales increased 16.7% in the twenty-six weeks ended July 30, 2011 as compared to the twenty-six weeks ended July 31, 2010.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and distinguish us from our competitors:

•

Destination retailer with a broad, relevant assortment. We believe the combined depth and breadth of apparel, footwear and accessories offered at our stores exceeds the selection offered at many other specialty retailers. We offer an extensive selection of third-party, West Coast inspired and action sports brands complemented by our proprietary brands. Our merchandise includes a wide assortment of brands, styles, colors, sizes and price points to ensure we have what our customers want every time they visit our stores. We offer a balanced mix of merchandise across the guys and juniors categories, with additional merchandise in the boys, girls, footwear and accessories categories. We believe that by combining proven fashion trends and core style products with a vibrant blend of carefully selected music and visuals, we provide an in-store experience that is authentic, fun, and engaging for our core customers. We believe that our differentiated in-store environment, evolving selection of relevant brands and broader and deeper assortment positions us as a retail destination that appeals to a larger demographic than many other specialty retailers and encourages customers to visit our stores more frequently and spend more on each trip.

•

Dynamic merchandise model. We believe our extensive selection of third-party and proprietary merchandise allows us to identify and address trends more quickly, offer a greater range of price points and manage our inventories more dynamically. By closely monitoring trends and shipping product to our stores at least five times per week, we are able to adjust our merchandise mix based on store size and location. We also keep our merchandise mix relevant by introducing emerging brands not available at many other retailers. Our merchandising capabilities enable us to adjust our merchandise mix with a frequency that promotes a current look to our stores and encourages frequent visits.

•

Flexible real estate strategy across real estate venues and geographies. Our stores have proven to be successful in different real estate venues and geographies. We operate profitable stores in malls, power centers, neighborhood and lifestyle centers, outlet centers and street-front locations across 35 markets in 11 states. We believe our success operating in these different retail venues and geographies demonstrates the portability of Tilly’s and provides us with greater flexibility for future expansion.

•

Multi-pronged marketing approach. We utilize a multi-pronged marketing strategy to connect with our customers and drive traffic to our stores and website. First, we distribute catalogs to potential and existing customers from our proprietary database to familiarize them with the Tilly’s brand and our products and to drive sales to our stores and our website. Second, we partner and collaborate with our vendors on exclusive events and contests to build credibility with our target customers, actively involve them in our brands, and enhance the connection between Tilly’s and the West Coast lifestyle. Third, we use social media to communicate directly with our customers while also encouraging customers to interact with one another and provide feedback on our events and products. Fourth, through our “We

Care Program”, we support and participate in various academic, art, and athletic programs at local schools and other organizations in communities surrounding our stores. All of these programs are complemented by email marketing as well as traditional radio and print advertising to build customer awareness and loyalty, highlight key merchandise offerings, drive traffic to our stores and website and promote the Tilly’s brand.

•

Sophisticated systems and distribution infrastructure to support growth. Over the last five years, we have invested approximately $20 million in our highly automated distribution center and information systems to support our future growth. We believe our distribution and allocation capabilities are unique within the industry and allow us to operate at a higher level of efficiency than many of our competitors. Our distribution center allows us to quickly sort and process merchandise and deliver it to our stores in a floor-ready format for immediate display. Our systems enable us to respond to changing fashion trends, manage inventory in real time and provide a customized selection of merchandise at each location. We believe our distribution infrastructure can support a national retail footprint in excess of 500 stores with minimal incremental capital investment.

•

Experienced management team. Our senior management team, led by Hezy Shaked and Daniel Griesemer, has extensive experience across a wide range of disciplines in the specialty retail and direct-to-consumer industries, including store operations, merchandising, distribution, real estate, and finance. Mr. Shaked, our Co-Founder, Chairman of the Board of Directors, and Chief Strategy Officer, plays an important role in developing our long-term growth initiatives and cultivating our unique culture. Mr. Griesemer, our President and Chief Executive Officer, joined Tilly’s in February 2011 with 28 years of retail experience. He served in various roles with Coldwater Creek, Inc. from 2001 to 2009 including most recently as Chief Executive Officer. During his tenure, Coldwater Creek increased the store base from 13 to approximately 400 and increased revenues from approximately $340 million to approximately $1.1 billion. Mr. Griesemer also served in leadership positions at Gap, Inc. and Macy’s, Inc.

Our Growth Strategy

We are pursuing several strategies to continue our profitable growth, including:

•

Expand Our Store Base. We believe there is a significant opportunity to expand our store base from 131 locations as of July 30, 2011 to more than 500 stores across the United States over the next 10 years. We have a proven ability to expand the number of stores we operate, as we have more than doubled our store count over the last five years from 51 stores at the beginning of fiscal 2006 to 131 stores at July 30, 2011. We plan to add 15 net new stores in fiscal year 2011, approximately 20 net new stores in fiscal year 2012 and to continue opening new stores at an annual rate of approximately 15% for the next several years thereafter. Our plan includes new store openings in both existing and new markets, and in both mall and off-mall locations.

As of July 30, 2011, we operated stores in 11 states. Over the past five years we have grown our presence in existing markets and successfully expanded into 26 new markets. We have entered new markets by opening stores in high traffic malls relevant to our core customer in order to establish the Tilly’s brand, as well as in off-mall locations that effectively cover trade areas where our customers want to shop. The opportunity exists to continue to significantly broaden our national footprint by entering new markets through both mall and non-mall locations. The following shows our store locations as of July 30, 2011:

Our new store model targets a store size averaging 7,500 to 8,000 square feet and a cash-on-cash payback period of about 18 months based on a target net investment to open new stores of $500,000 to $550,000. In the first 12 months after opening, we target net sales of approximately $2.2 million and cash flow of $300,000, growing to over $400,000 in cash flow in the second 12 month period as the store begins to mature.

•

Drive Comparable Store Sales. We seek to maximize our comparable store sales by consistently offering new, on-trend and relevant merchandise across a broad assortment of categories, increasing our brand awareness through our multi-pronged marketing approach, providing an authentic store experience for our core customers and maintaining our high level of customer service. We believe our comparable store sales will benefit as stores opened in the last few years continue to mature and we continue to build brand awareness in new markets.

•

Grow Our e-Commerce Platform. We believe our e-commerce platform is an extension of our brand and retail stores, providing our customers a seamless shopping experience. Our e-commerce platform allows us to provide an expanded product offering relative to our stores, reach new customers and build our brand in markets where we currently do not have stores. In fiscal 2010, our e-commerce net sales increased 46% relative to fiscal 2009 and represented approximately 10% of our net sales, up from 2% of net sales in fiscal 2006. We believe that our target customer regularly shops online and we see continued opportunity to grow our e-commerce business to approximately 15% of total net sales over time. Key factors driving growth include continuing our successful catalog and online marketing efforts, offering a wider selection of Internet-exclusive merchandise and expanding our online selection to ensure a broad and diverse offering of brands and products relative to our competition. We also believe we will see continued growth in our e-commerce sales as we open additional stores and build brand awareness in the communities surrounding those locations. To support this growth, we plan to open a new dedicated e-commerce fulfillment facility in 2012.

•	Increase Our Operating Margins. We believe we have the opportunity to drive margin expansion through scale efficiencies and continued process improvements. We believe comparable store sales increases combined with our planned store growth will permit us to take advantage of largely fixed occupancy costs, favorable buying costs from larger volume purchases, leverage of our costs for store management and corporate overhead as well as the fixed portion of shipping and handling costs over higher sales volumes. In addition, we expect to improve margins and support growth by leveraging ongoing investments in infrastructure, including the opening of a dedicated distribution center for our e-commerce store and continuing upgrades to our point-of-sale, merchandise allocation and merchandise planning systems, as well as related work processes. We also will continue to use established business processes to identify and execute initiatives focused on lowering our unit costs and improving operational efficiency throughout our organization.

About Tilly’s

The Tilly’s concept began in 1982 when our co-founders, Hezy Shaked and Tilly Levine, opened their first store in Orange County, California. Since 1984, the business has been conducted through World of Jeans & Tops, a California corporation formed by our co-founders, which operates under the name “Tilly’s.” In May 2011, Tilly’s, Inc., a Delaware corporation, was formed solely for the purpose of reorganizing the corporate structure of World of Jeans & Tops and effecting this initial public offering. Pursuant to the Reorganization Transaction which we will effect prior to the completion of this offering, the shareholders of World of Jeans & Tops will contribute all of their equity interests in that corporation to Tilly’s, Inc. in return for shares of Tilly’s, Inc. Class B common stock on a one-for-one basis, which capitalization shall be adjusted prior to the offering. Following the Reorganization Transaction, World of Jeans & Tops will become the sole subsidiary of Tilly’s, Inc. All of the business operations will continue to be conducted through World of Jeans & Tops, operating under the name “Tilly’s,” and Tilly’s, Inc. will serve as a holding company. Prior to the completion of this Reorganization Transaction, Tilly’s, Inc. has not conducted any activities other than those incidental to its formation and the preparation of this prospectus.

Our Market

Our core consumers include teens and young adults that participate in action sports, as well as those that identify with the West Coast and action sports lifestyle. We believe interest in and awareness of the action sports and West Coast lifestyle continues to grow and influence a broader consumer base that shop at our stores.

According to Euromonitor International’s “Consumer and Countries 2011” report, U.S. retail sales of apparel, footwear and accessories totaled $334.2 billion in 2010, which represents an increase of 5.5% from $316.9 billion in 2009. According to Board-Trac’s “2010 Size of Market Trend Report” on skateboarding and surfing, U.S. retail sales of skateboard and surf apparel, footwear and accessories alone were estimated to be approximately $7.1 billion in 2010. Our core customer demographic is 14 to 24 year old teens and young adults. According to the U.S. Census Bureau’s National Population Projections released in 2008, this segment of the population grew approximately 10% from 2000 to 2010.

Merchandising, Purchasing, and Planning and Allocation

Merchandising

We seek to be viewed by our customers as the destination for West Coast inspired and action sports related apparel, footwear and accessories. We believe we offer an unparalleled selection of relevant brands, styles, colors, sizes and price points to ensure we have what our customers want every time they visit our stores. Our extensive selection of third-party and proprietary merchandise allows us to identify and address trends more quickly, offer a greater range of price points and manage our inventories more dynamically. We offer a balanced mix of merchandise across the guys and juniors categories, with additional merchandise in the boys, girls, footwear and accessories categories. We believe this category mix contributes to our broad demographic appeal. Our apparel merchandise includes branded, fashion and core styles for tops, outerwear, bottoms, and dresses.

Accessories merchandise includes backpacks, hats, sunglasses, headphones, handbags, watches, jewelry and more. We focus on our merchandise presentation and vary the visual displays in our stores and windows multiple times per month, presenting new looks and fashion combinations to our customers.

Our ability to maintain an image consistent with the West Coast inspired and action sports lifestyle is important to our branded vendors and provides us better access to a wide assortment of products and styles. Our third-party branded merchandise features established and emerging brands. We strive to keep our merchandise mix current by continuously introducing emerging brands and styles not available at many other specialty retailers in order to identify and respond to the evolving desires of our customers. Within our diversified portfolio of hundreds of third-party brands, which represented a little more than 70% of our net sales in 2010, our largest brand accounted for approximately 5% of our net sales in each of the last two fiscal years.

Selected third-party brands include, in alphabetical order:

• Billabong • DC Shoes • Element • Etnies • Fox • Hurley • Levi’s	• LRG • Metal Mulisha • Neff • Nike • O’Neill • Quiksilver • Roxy	• RVCA • Skullcandy • UGG • Volcom …and many more

We supplement our third-party merchandise assortment with our own proprietary brands across many of our apparel and accessory product categories. We utilize our own branded merchandise to expand our price point range, identify and respond to changing fashion trends quickly, fill merchandise gaps and provide a deeper selection of styles and colors for proven fashion items. Our own brands represented approximately 25% and 29% of our net sales for fiscal years 2009 and 2010, respectively.

Our proprietary branded merchandise includes:

Brand	Category
Guys’, boys’ and juniors’ denim apparel and cologne
Juniors’ and girls’ apparel, footwear and accessories
Guys’ and boys’ apparel
Guys’, boys’ and juniors’ apparel and cologne

We believe that our extensive selection of merchandise, from both established and emerging brands as well as our proprietary brands, caters to a wide demographic of core customers and enhances our store image as a destination that carries the most sought-after apparel, footwear and accessories.

Merchandise Purchasing

Our merchandise purchasing staff is organized by category and product type and consists of a Vice President/General Merchandise Manager, divisional merchandise managers, buyers, associate buyers and assistant buyers. We believe a key element of our success is our team’s ability to identify and source the latest proven fashion trends and core styles that are most relevant to our customers.

Our purchasing approach focuses on product relevance, availability, cost and speed of production in order to provide timely frequent delivery of merchandise to our stores. Our purchasing group and planning and allocation team are highly coordinated and maintain a disciplined buying strategy.

To ensure a relevant assortment, our teams:

•	perform comprehensive analysis of sales trends from our stores and e-commerce site;

•	gather feedback from our customers and our staff;

•	maintain regular dialogue with our existing vendor network and potential new vendors;

•	utilize trend and color forecasting services;

•	participate in trade shows and action sport related events;

•	review trade publications; and

•	evaluate merchandise assortments offered by other retail and online merchants.

We have developed and maintain strong, and in many cases long-standing, relationships with our third-party vendors and we have a history of identifying and growing with emerging brands. We believe the Tilly’s brand, shopping experience and core customer lifestyle is highly consistent with the image and philosophy of our key vendors. This, in addition to our customer connectivity, facilitates a partnership culture with our key vendors and provides us access to an extensive variety of products and styles, as well as certain merchandise that is exclusive to our stores and website. Our merchandise purchasing group also works closely with independent third parties who design and procure merchandise for our proprietary brands. Our proprietary brand capabilities enhance our ability to rapidly identify and respond to trends and consistently offer our customers proven fashion items. We work with more than 100 vendors based in the United States to supply us with our proprietary branded product. These vendors source from both domestic and international markets and either have their own factories or contract with owners of factories to source finished product. By sourcing merchandise for our proprietary brands both domestically and internationally, we have the flexibility to benefit from shorter lead times associated with domestic manufacturing and lower costs associated with international manufacturing.

Planning and Allocation

Our merchandise planning and allocation team consists of a Vice President, directors, managers, planners and analysts. We have developed an inventory planning and allocation process to support our merchandise strategy. Working closely with our merchandise purchasing team, the planning and allocation team utilizes a disciplined approach to buying, forecasting, inventory control and allocation processes. Our planning and analysis team continually analyzes information from our management information system, including inventory levels and sell-through data, to regularly adjust the assortment at each store and the inventory levels for our company as a whole. Our broad third-party vendor base allows us to shift merchandise purchases to react quickly to changing consumer preferences and market conditions. Furthermore, the vendor base for our proprietary products provides us flexibility to develop our own branded products to quickly address emerging fashion trends and provide a deeper selection of styles, colors, and price points for proven fashion items. We modify our merchandising mix based upon store size, the season, and consumer preferences in different parts of the country. We are also able to react quickly to changing customer needs due to our shipment of merchandise to our stores at least five days per week. Finally, we coordinate closely with our visual merchandise managers and marketing group in order to manage inventory levels in connection with our promotions and seasonality.

Stores

As of July 30, 2011, we operated 131 stores throughout the United States. Our stores are located in mall and off-mall locations. Our stores averaged approximately 7,700 square feet and generated average net sales per store of $2.5 million and net sales per square foot of $326 for fiscal year 2010.

The table below indicates certain historical information regarding our stores by type of retail center as of fiscal year end for each of the years indicated below:

	2006	2007	2008	2009	2010
Mall	23	28	42	55	62
Off-Mall(1)	38	45	57	56	63

	61	73	99	111	125

(1)	Includes power centers, neighborhood and lifestyle centers, outlet centers and street-front locations.

During the twenty-six weeks ended July 30, 2011, seven additional stores were opened and one store was closed, bringing the total number of stores open as of July 30, 2011 to 131.

The following table shows the number of stores in each of the 11 states we operated in as of July 30, 2011:

State	Number of Stores
Arizona	17
California	73
Colorado	3
Delaware	1
Florida	16
Maryland	2
Nevada	6
New Jersey	7
New York	2
Pennsylvania	1
Virginia	3

131

Distinctive Store Experience

Tilly’s is a customer-driven lifestyle brand. We are energized and inspired by our customers’ individuality and passion for action sports, music, art, and fashion. Our stores bring these interests together in a vibrant, stimulating and authentic environment that is an extension of our customers’ high velocity, multitasking lifestyle. We do this by blending the most relevant brands and styles with music videos, product-related visuals and a dedicated team of store associates. Our associates share the same passion as our customers for action sports, music, art and fashion, enabling them to easily engage with our customers and make shopping at Tilly’s a fun, social experience. Outside of our stores, we connect with our consumers using the same authentic approach, including social media, community outreach and sponsorship of contests, demos, and other events. We believe the Tilly’s experience drives customer awareness, loyalty and repeat visits while generating a buzz and excitement for our brand.

Expansion Opportunities and Site Selection

As of January 29, 2011, the end date of our most recently completed fiscal year, over 60% of our stores had been opened within the previous five years. The following table shows the number of stores opened and closed in each of our last five fiscal years:

Fiscal Year	Stores Opened	Stores Closed	Total Number of Stores at End of Period
2006	10	—	61
2007	13	1	73
2008	26	—	99
2009	13	1	111
2010	16	2	125

	78	4

We plan to open approximately 15 net new stores in fiscal year 2011. In fiscal year 2012 we expect to open approximately 20 net new stores and to continue to open stores at an annual rate of approximately 15% for the next several years thereafter. Our new store openings are planned in both existing and new markets, for both mall and off-mall locations. We focus on locations that have above average incomes and an ability to draw from a sufficient population with attractive demographics. We have entered new markets by opening stores in high traffic malls relevant to our core customer in order to establish the Tilly’s brand, as well as opening stores in off-mall locations that effectively cover trade areas where our customers want to shop.

In selecting a location for a new mall store, we typically target high productivity malls that dominate their respective trade areas. In most cases, these malls are located in suburban areas. We use landlord provided information to assess our sales potential, while also considering the number of other teen-oriented retailers located in the mall. We prefer to position our stores in areas with the highest visibility and mall traffic.

In selecting a location for a new off-mall store, we typically target power and neighborhood centers consisting of nationally recognized large box apparel and non-apparel retailers. In most instances, the centers are located in suburban or high growth areas. We prefer to position our stores in-line among the mid-size to large-size boxes. We also consider proximity to other destinations such as restaurants, movie theaters or other attractions for our core customer. We will also target street-front locations in prominent well-known cities, outlet centers and lifestyle centers provided there is a strong teen-oriented component.

Our unit growth is supported by our new store economics, which we believe to be compelling. Our store model assumes a target store size averaging 7,500 to 8,000 square feet. In the first 12 months after opening, our new store model targets net sales of approximately $2.2 million and cash flow of $300,000, with cash flows rising to over $400,000 in the second 12 months as the store begins to mature. The target net investment to open our stores is between $500,000 and $550,000, reflecting a mild inflationary increase to the range of historical average costs incurred to open stores since the beginning of 2005. This results in an average pre-tax cash-on-cash payback period on our investment of about 18 months.

The sales and cash flow targets as well as the range of net investment targets are based on historical results, including store openings in fiscal 2010 and year-to-date fiscal 2011. The average store net investment range reflects the initial store build-out costs net of landlord allowances, preopening expenses and the investment in initial inventories, net of payables. The expected net investment range relies in part on a continuation of the historical levels of landlord allowances. Based on past real estate industry practices and our experience leasing and opening new locations in a variety of real estate environments and markets, we expect the average net investment, including the amount of landlord allowances, to be generally consistent over the next several years. However, if the amount of landlord allowances drop significantly, the amount of net investment to open new stores could rise, as could the expected cash-on-cash payback period. Furthermore, the Company’s anticipated net investment may increase over time depending on a number of factors beyond our control, such as the cost of construction materials, competition for new retail locations and changes in the commercial real estate environment. In addition, the Company’s anticipated yearly cash flows may be impacted by several factors, such as the level of competition and the specific store location at a particular venue and the concentration of our stores within a limited geographic area.

e-Commerce

Our e-commerce platform was established in 2004 and has grown significantly in every year of operation. In the twenty-six week period ended July 30, 2011, our e-commerce net sales increased 39% relative to the twenty-six week period ended July 31, 2010. In fiscal 2010, our e-commerce net sales increased 46% relative to fiscal 2009 while traffic at www.tillys.com increased 33% and page views increased 37%. We grew our e-commerce business to approximately 10% of our total net sales in fiscal 2010 from 2% of net sales in fiscal 2006. We believe that our target customer regularly shops online and we see continued opportunity to grow our e-commerce business to approximately 15% of total net sales over time. In fiscal 2010 we sold merchandise to customers in all 50 states and approximately one-third of our e-commerce net sales were to customers in states without brick-and-mortar stores. Our website serves both as a sales channel and a marketing tool to our extended customer base, including those customers in markets where we do not currently have stores. We also believe our website reinforces the Tilly’s brand image and serves as an effective advertising vehicle for our retail stores. Our website provides an expanded product offering relative to our stores and includes web exclusive merchandise. Similar to the merchandising approach in our stores, we frequently change the look of our website to highlight new brands and products and to encourage frequent visits. We utilize multiple channels to drive traffic to our website, including our catalog, marketing materials in our retail stores, search engine marketing, internet ad placement, shopping site partnerships, third-party affiliations, email marketing, mobile marketing and direct mail. In addition, we utilize the website to offer current information on our upcoming events, promotions and store locations.

Our current e-commerce fulfillment is operated out of our distribution center in Irvine, California. To accommodate our growth, in 2012 we plan to transition to a new e-commerce dedicated fulfillment facility located across the street from our current headquarters and distribution center.

Store Management, Culture and Training

We believe that a key to our success is our ability to attract, train, retain and motivate qualified employees at all levels of our organization. Each of our stores typically operates with a three to five member store management team. In addition, each store has 10 or more full time equivalent store associates who represent the West Coast lifestyle and promote the Tilly’s brand not only inside the store, but also in their schools and communities. The number of store associates we employ generally increases during peak selling seasons, particularly the back-to-school and the winter holiday seasons, and will increase to the extent that we open new stores.

We have developed a corporate culture that we believe empowers the individual store managers to make store-level business decisions and we reward them when they exceed sales targets. We are committed to improving the skills and careers of our workforce and providing advancement opportunities for employees. We evaluate our store associates weekly on measures such as sales per hour, units per transaction and dollars per transaction to ensure productivity, to recognize top performers and to identify potential training opportunities. We endeavor to design incentive programs for store associates that promote a competitive, yet fun, culture that is consistent with our image.

We provide our managers with the knowledge and tools to succeed through comprehensive training programs, focusing on both operational expertise and supervisory skills. Our training programs and workshops are offered at the store, district and regional levels, allowing managers from multiple locations to interact with each other and exchange ideas to better operate stores. Store associates receive training from their managers to improve their product expertise and selling skills.

Marketing and Advertising

Our marketing approach is designed to create an authentic connection with our customers by consistently generating a buzz and excitement for our brand while staying true to our West Coast inspired, action sports heritage. We utilize a multi-pronged marketing strategy to connect with our customers and drive traffic to our stores and website, comprised of the following:

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Catalog. We view our catalog primarily as a sales and marketing tool to drive online and store traffic from both existing and new customers. We also believe our catalog reinforces the Tilly’s brand and showcases our comprehensive selection of products in settings designed to reflect our brand’s lifestyle image. In fiscal 2010, we mailed approximately 4.1 million catalogs to addresses included in our growing proprietary database, which currently includes key information on over 1.7 million customers. We send these catalogs, which include coupons that can be redeemed at stores or online, to the customers in our database several times a year, primarily around key shopping periods such as spring break, back-to-school, and the winter holidays.

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Brand Partnerships. We partner and collaborate with our vendors for exclusive events such as autograph signings, in-store performances, contests, demos, giveaways, shopping sprees and VIP trips. In fiscal year 2010, we organized over 75 events, many involving musicians, celebrities and athletes in the entertainment, music and action sports industries. For example, we partnered with Hurley and Alternative Press Magazine to host a nationwide autograph signing tour that included live music performances at 10 stores from coast to coast. Through these partnerships, we are able to connect with and engage our customers in an exciting, authentic experience.

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Social Media. We believe our core customers rely heavily on the opinions of their peers, often expressed through social media. Therefore we use our website blog as well as Facebook and Twitter posts as a viral marketing platform to communicate directly with our customers while also allowing customers to interact with one another and provide feedback on our events and products.

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Community Outreach. Through our “We Care Program” and in partnership with our vendors, we support and participate in various academic, art, and athletic programs at local schools and other organizations in communities surrounding our stores.

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Radio, Print and Email Marketing. We utilize traditional radio and print advertising as well as email marketing to build awareness, drive traffic to our stores and website and to promote local in-store promotions and events. We periodically send emails to the customers in our proprietary database to introduce new brands and products, offer promotions on select merchandise, highlight key events and announce new store openings. We believe there is an opportunity to use national print advertising to drive new traffic among potential customers.

Distribution

We centrally distribute all of our merchandise through a 126,000 square foot distribution facility co-located with our headquarters in Irvine, California. Our lease expires in December 2012 and we have three five-year renewal option periods. We moved to our current location in January 2003 and have invested nearly $30 million in our highly automated distribution center and information systems. We designed this state-of-the-art facility to allow us to manage our distribution operations in an efficient, cost-effective manner and to provide support for our growth initiatives. Extensive investments as recently as this past year have been made to the distribution-center infrastructure, focused around systems automation, material-handling equipment, RF technologies, and automated sortation in order to further enhance our processing speed and long term scalability. We believe the automation systems we utilize in our facility allow us to operate at a higher level of efficiency and accuracy than many of our competitors.

We ship merchandise to our stores at least five times per week, providing them with a steady flow of both new and replenishment products. Merchandise is shipped in a floor-ready format (carrying price tickets, sensor tags and with hangers where appropriate) which allows store employees to spend less time processing the merchandise and more time with our customers. We use our own fleet of trucks to ship merchandise to our local (Southern California) stores and third-party distributors to ship merchandise to stores outside our local area.

In fiscal year 2012 we expect to open an additional distribution facility across the street from our existing facility to support our e-commerce fulfillment operations. We believe our distribution infrastructure can support a national retail footprint in excess of 500 stores with minimal incremental capital investment.

Management Information Systems

Our management information systems provide a full range of business process support and information to our store, merchandising, financial, real estate and other business teams. We selected, customized and integrated our information systems to enable and support our dynamic merchandise model. We believe our systems provide us with improved operational efficiencies, scalability, management control and timely reporting that allow us to identify and quickly respond to trends in our business. We believe that our information systems are scalable, flexible and have the capacity to accommodate our current growth plans.

We have made significant investments in our management information systems over the last several years and believe we are utilizing “best of breed” technology. We use software licensed from JDA Software Group, Inc. for merchandise planning and allocation, business intelligence, SKU classification, inventory tracking, purchase order management and sales audit functions. We utilize Manhattan Associates Inc.’s warehouse management systems to handle merchandise distribution. In addition, we utilize technology from Strategic Distribution, Inc. in our distribution center enabling us to automate our merchandise sortation process, allowing us greater flexibility in scaling our operations for new store expansions and peak season operations. Our financial systems are licensed from Lawson and our payroll system uses a third-party platform provided by Automatic Data Processing, Inc.

We update our sales daily in our merchandising reporting systems by collecting sales information from each store’s point-of-sale, or POS, terminals utilizing software from Micros Systems, Inc. Our POS system consists of registers providing processing of retail transactions, price look-up, time and attendance and e-mail. Sales information, inventory tracking and payroll hours are uploaded to our central host system. The host system downloads price changes, performs system maintenance and provides software updates to the stores through automated nightly two-way electronic communication with each store. We evaluate information obtained through nightly polling to implement merchandising decisions, including product purchasing/reorders, markdowns and allocation of merchandise on a daily basis.

Competition

The teenage and young adult retail apparel, accessories and footwear industry is highly competitive. We compete with other retailers for customers, store locations, store associates and management personnel. We currently compete with other teenage-focused retailers such as, but not limited to, Abercrombie & Fitch Co., Aeropostale, Inc., American Eagle Outfitters, Inc., The Buckle, Inc., Forever 21, Inc., Hot Topic, Inc., Pacific Sunwear of California, Inc., The Wet Seal, Inc., Urban Outfitters, Inc. and Zumiez, Inc. In addition, we compete with independent specialty shops, department stores and direct marketers that sell similar lines of merchandise and target customers through catalogs and e-commerce. Further, we may face new competitors and increased competition from existing competitors as we expand into new markets and increase our presence in existing markets. Given the extensive number and types of retailers with which Tilly’s competes for customers, we believe that our target market is highly fragmented and we do not believe we have a significant share of this market.

Competition in our sector is based, among other things, upon merchandise offerings, store location, price and the ability to identify with the customer. We believe that we compete favorably with many of our competitors based on our differentiated merchandising strategy, store environment, flexible real estate strategy and company culture. However, many of our competitors are larger, have significantly more stores, and have substantially greater financial, marketing and other resources than we do. Moreover, we recognize that we do not possess exclusive rights to many of the elements that comprise our in-store experience and product offerings. Our competitors can emulate facets of our business strategy and in-store experience, which could result in a reduction of any competitive advantage or special appeal that we might possess. See “Risk Factors—We face intense competition in our industry and we may not be able to compete effectively”.

Properties

We lease approximately 172,000 square feet for our corporate headquarters and retail support and distribution center located at 10 Whatney and 12 Whatney, Irvine, California. Our lease began January 1, 2003 and terminates December 31, 2012, with three five-year renewal option periods.

We lease approximately 24,000 square feet of office and warehouse space located at 15 Chrysler, Irvine, California. Our lease began November 1, 2010 and terminates October 31, 2014. Approximately 17,000 square feet of this building is subleased to a third party and we use the remaining space.

On September 2, 2011, we entered into a lease for approximately 26,000 square feet of office and warehouse space located at 11 Whatney, Irvine, California. This property is currently being constructed by the landlord, and construction is expected to be completed during the first half of fiscal year 2012. We intend to use this property as our e-commerce distribution center. Our lease terminates ten years from the earlier of (i) the date the building is substantially completed or (ii) the date we can access the building and begin tenant improvements.

We believe that our existing properties and facilities are adequate to meet current and anticipated future requirements and that additional or substitute space will be available as needed to accommodate any expansions our operations require. In addition, we believe our distribution infrastructure can support a national retail footprint in excess of 500 stores with minimal incremental capital investment.

All of our stores, encompassing approximately 1,015,000 total square feet as of July 30, 2011, are occupied under operating leases. The store leases generally have a base lease term of 10 years and many have renewal option periods, and we are generally responsible for payment of property taxes and utilities, common area maintenance and mall marketing fees.

Trademarks

“Ambitious”, “Blue Crown”, “Division 7”, “Eldon”, “Full Tilt”, “If it’s not here…it’s not happening”, “Infamous”, “RSQ”, “Tilly’s”, “Vindicated”, and logos related to some of these names, are among our trademarks registered with the U.S. Patent and Trademark Office. We regard our trademarks as valuable and intend to maintain such marks and any related registrations. We are not aware of any claims of infringement or other challenges to our right to use our marks in the U.S. We vigorously protect our trademarks.

Employees

As of July 30, 2011, we employed approximately 1,000 full-time and approximately 3,800 part-time employees, of which approximately 400 were employed at our corporate office and distribution facility and over 4,400 were employed at our store locations. However, the number of employees, especially part-time employees, fluctuates depending upon our seasonal needs and, in fiscal year 2010, varied between approximately 2,600 and 4,400 employees. None of our employees are represented by a labor union and we consider our relationship with our employees to be good.

Legal Proceedings

From time to time, we become involved in litigation relating to claims arising from our ordinary course of business. Management believes, after considering a number of factors and the nature of legal proceedings to which we are subject, that the outcome of current litigation will not have a material adverse effect upon our results of operations or financial condition. However, see “Risk Factors—Litigation costs and the outcome of litigation could have a material adverse effect on our business”.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about the executive officers, directors and other key employees as of August 31, 2011. Each of the directors and officers of Tilly’s, Inc. were appointed on August 8, 2011. Prior to that time, they were the directors and officers of our operating subsidiary, World of Jeans & Tops. Accordingly, the references to “us” with respect to service as a director and officer include services to World of Jeans & Tops.

Name	Age	Position
Hezy Shaked	56	Co-Founder, Chief Strategy Officer and Chairman of the Board of Directors
Daniel Griesemer	52	President, Chief Executive Officer and Director
William Langsdorf	54	Senior Vice President and Chief Financial Officer

Listed in alphabetical order:
Debbie Anker-Boetes	52	Vice President and General Merchandising Manager
John Burgess	58	Vice President of Real Estate
Craig DeMerit	41	Vice President, Chief Information Officer and Chief Operating Officer
Patrick Grosso	39	Vice President, General Counsel and Secretary
Shelly Johnson	41	Vice President of Stores
Tilly Levine	56	Vice President of Vendor Relations
Carolyn McNamara	47	Vice President of Merchandise Planning and Allocation
Rochelle Myers	44	Vice President of Finance and Controller
Cheryl Rudich	50	Vice President of Marketing

Non-employee directors:
Seth Johnson(1)(2)(3)	57	Director
Janet Kerr(1)(2)(3)	57	Director
Bernard Zeichner(1)(2)(3)	68	Director

(1)	Member of the Tilly’s, Inc. Audit Committee
(2)	Member of the Tilly’s, Inc. Compensation Committee
(3)	Member of the Tilly’s, Inc. Nominating and Corporate Governance Committee

Hezy Shaked co-founded the Tilly’s concept in 1982 and formed our company in 1984. He has served as Chairman of the Board of Directors since our inception and has served as our Chief Strategy Officer since February 2011. Mr. Shaked will continue to serve as Chairman of our Board of Directors following completion of this offering. From September 2008 to February 2011, Mr. Shaked served as our President and Chief Executive Officer. From September 2006 to September 2008, Mr. Shaked served as our Co-Chief Executive Officer. From our inception to September 2006, Mr. Shaked served as our President and Chief Executive Officer. As our Co-Founder and former President and Chief Executive Officer, Mr. Shaked has an in-depth knowledge and understanding of all facets of our business and has developed extensive professional relationships during his 29 years of experience in the retail industry. Through his experience and knowledge of our operations and the industry in which we compete, Mr. Shaked is well-suited to serve as Chairman of our board of directors.

Daniel Griesemer has served as our President and Chief Executive Officer since February 2011, and has served on our board of directors since April 2011. Mr. Griesemer previously served as President, Chief Executive Officer and Director at Coldwater Creek, Inc., a publicly traded national specialty retailer, from October 2007 through September 2009. Prior to that, Mr. Griesemer served as Coldwater Creek, Inc.’s President and Chief Operating Officer from March 2007 through October 2007, its Executive Vice President of Sales and Marketing

from January 2005 through March 2007, its Executive Vice President of Retail from April 2004 through January 2005 and its Senior Vice President of Retail from October 2001 through April 2004. From 1989 through 2000, Mr. Griesemer held a number of progressively more responsible positions with Gap, Inc., and ultimately served as Divisional Merchandise Manager for Gap, Inc. From 1983 to 1989, Mr. Griesemer worked in a variety of positions at Macy’s, Inc. Mr. Griesemer holds a Bachelor of Science degree in Business Administration from the University of Dayton. Mr. Griesemer brings to the board of directors extensive experience and demonstrated leadership capabilities, including leadership of a public company in the retail industry. Serving as a director and our President and Chief Executive Officer will allow Mr. Griesemer to act as a bridge between management and the board of directors to help ensure that both groups act with a common purpose.

William Langsdorf has served as our Senior Vice President and Chief Financial Officer since February 2007. From 2004 to February 2007, Mr. Langsdorf served as the Senior Vice President and Chief Financial Officer of Anchor Blue Retail Group, Inc., or Anchor Blue, a specialty retailer. From 2002 to 2004 Mr. Langsdorf served as the Senior Vice President and Chief Financial Officer of The Wet Seal, Inc., or The Wet Seal, a specialty retailer. From 1986 to 2002, Mr. Langsdorf served in various management positions at House2Home, Inc. (formerly Home Base, Inc.), which filed for bankruptcy in November 2001, with the last position held of Executive Vice President and Chief Financial Officer. Prior to joining Home Base in 1986, Mr. Langsdorf was a Manager in the consulting practice of Ernst & Young LLP (formerly Arthur Young & Co.). Mr. Langsdorf holds a Bachelor of Arts in Business Administration from California State University, Fullerton and a Masters of Business Administration from the Kellogg Graduate School of Management at Northwestern University. Mr. Langsdorf is a Certified Public Accountant (inactive).

Debbie Anker-Boetes has served as our Vice President and General Merchandising Manager since May 2004. Prior to that, she held various senior management positions with Anchor Blue (1998-2004), Petrie Stores (1992-1997) and Charming Shoppes (1988-1991). Ms. Anker-Boetes graduated from the Fashion Institute of Technology with a degree in Fashion Buying and Merchandising and has over 30 years of experience in the retail industry.

John Burgess has served as our Vice President of Real Estate since May 2007. From June 2004 to March 2007, Mr. Burgess served as Vice President of Real Estate at Pacific Sunwear of California, Inc., or Pacific Sunwear, a specialty retailer. Prior to that, Mr. Burgess worked in various positions over 29 years at Anchor Blue, with the last position held of Senior Vice President of Real Estate and Construction from 1996 to 2003. Mr. Burgess has a Bachelor of Science in Architecture from the University of Southern California.

Craig DeMerit has served as our Vice President of Information Systems since April 2004, our Chief Information Officer since 2008, and our Chief Information Officer and Chief Operating Officer since February 2011. From 1998 to 2004, Mr. DeMerit held various senior executive positions for Guess?, Inc., or Guess, an apparel company, the most recent of which was Vice President and Chief Information Officer. Prior to 1998, Mr. DeMerit was employed by Ticketmaster where he managed corporate technology. Mr. DeMerit has over 20 years of experience in the management of information systems, including 14 years of retail experience encompassing supply chain, technology and e-commerce.

Patrick Grosso has served as our Vice President and General Counsel since March 2008 and as Secretary since April 2010. From 2007 to 2008, Mr. Grosso served as General Counsel to ECC Capital Corporation, a mortgage real estate investment trust. From 2005 to 2007, Mr. Grosso served as General Counsel to a former mortgage lending company. From 2001 to 2005, Mr. Grosso served in various positions with Aames Investment Corporation, a mortgage real estate investment trust, with the last position held of Vice President and Senior Counsel. Prior to that, Mr. Grosso was an associate with the international law firm of Latham & Watkins LLP and an attorney with the U.S. Securities and Exchange Commission, Division of Corporation Finance. Mr. Grosso holds a Juris Doctorate from Pepperdine University and a Bachelor of Science in Economics from California State Polytechnic University, Pomona. Mr. Grosso is licensed to practice law in California, Texas and Washington, D.C. and is a Certified Public Accountant (inactive).

Shelly Johnson has served as our Vice President of Stores since November 2006. Prior to that, Ms. Johnson served as our Director of Stores since April 2006 and our Director of Training and Development since January 2004. Prior to that, Ms. Johnson served in multiple management capacities at The Wet Seal from 1989 to 2003, with the last position held of Director of Training and Development.

Tilly Levine co-founded the Tilly’s concept in 1982 and formed our company in 1984. She has served as a Vice President and Director since our inception. Ms. Levine will no longer serve as a Director upon completion of this offering. Ms. Levine currently serves as our Vice President of Vendor Relations and has served in that capacity since 2007. From 2004 to 2007, Ms. Levine was responsible for the buying of guys’ and boys’ apparel. Ms. Levine has over 29 years of experience in the retail industry.

Carolyn S. McNamara has served as our Vice President of Merchandise Planning and Allocation since September 2006. From September 2005 to September 2006, Ms. McNamara was with Pacific Sunwear as the Senior Manager overseeing the company’s Merchandise Planning team. From September 1996 to August 2005, Ms. McNamara held various management roles at the Limited Brands Inc. in Project Management, Change Management, Training Design, and in Merchandise Planning and Allocation. Ms. McNamara holds a Bachelor of Science from California State Polytechnic University, Pomona.

Rochelle Myers has served as our Vice President of Finance and Controller since October 2006. From February 2002 to October 2006, Ms. Myers served as our Controller. From 1994 to 2002, Ms. Myers was with The Wet Seal in various capacities including Assistant Controller, Director of Special Projects and Director of Financial Reporting. From 1991 to 1994 Ms. Myers was an Internal Auditor for Canon USA, and from 1989 to 1991 she was a Staff Auditor with Ernst & Young LLP. Ms. Myers holds a Bachelor of Arts in Economics and Finance from the University of California, Los Angeles and is a Certified Public Accountant (inactive).

Cheryl A. Rudich has served as our Vice President of Marketing since October 2006. From 1994 to 2003, Ms. Rudich served as the Director of Marketing and Vice President of Marketing for The Wet Seal. From 1985 to 1994, Ms. Rudich was a Co-Creative Director at The Mednick Group, a design and advertising firm in Los Angeles. Ms. Rudich holds a Bachelor of Arts in Design from the University of California, Los Angeles, and a Bachelor of Fine Arts from the Art Center College of Design. Ms. Rudich has over 25 years experience in branding, creative direction and retail marketing.

Seth Johnson has served on our board of directors and as Chairperson of our Audit Committee since August 2011. Prior to that, Mr. Johnson served as a member of the advisory committee to our board of directors from July 2008 through 2011. Mr. Johnson has recently been an instructor in business strategy at Chapman University’s Argyros School of Business and Economics. From 2005 to 2006, Mr. Johnson served as the Chief Executive Officer of Pacific Sunwear. From 1999 to 2004, Mr. Johnson was the Chief Operating Officer of Abercrombie & Fitch, a specialty retailer, and was its Chief Financial Officer from 1992 to 1998. During that time period, Mr. Johnson led Abercrombie & Fitch’s initial public offering and participated in business growth from sales of $85 million to over $2 billion. Mr. Johnson is currently a member of the board of directors of True Religion Apparel, Inc., a publicly traded company. With over 30 years of apparel retail experience, including significant executive experience, Mr. Johnson will provide our board of directors with operational, financial and strategic planning insights.

Janet E. Kerr has served on our board of directors and as Chairperson of our Nominating and Corporate Governance Committee since April 2011. Prior to that, Ms. Kerr served as a member of the advisory committee to our board of directors from July 2008 through 2011. She is the founder and currently a professor of law and the Executive Director of the Geoffrey H. Palmer Center for Entrepreneurship and the Law at Pepperdine University School of Law in Malibu, California. Ms. Kerr has served as a consultant to various companies regarding Sarbanes-Oxley Act compliance and corporate governance. She has founded several technology companies and is a well-known author in the areas of securities, corporate law and corporate governance, having published several articles and a book on the subjects. Ms. Kerr was a co-founder of X-Labs, a technology company co-founded with HRL Laboratories. Ms. Kerr is currently a member of the board of directors of La-Z-Boy, Inc., a publicly traded furniture retailer and manufacturer, where she serves as the Chairperson to the Nominating and Corporate Governance Committee. Additionally, she is a member of the board of directors of TCW Funds and TCW Strategic Income Fund, Inc., a NYSE listed closed-end registered investment company. From 2004 to 2010, Ms. Kerr served as a director to CKE Restaurants, Inc., a quick service restaurant company. Ms. Kerr is licensed to practice law in California and New York and occupies The Laure Sudreau-Rippe Endowed Chair at Pepperdine University School of Law. With over 30 years of corporate governance experience, Ms. Kerr contributes to our board significant expertise in the regulatory, governance and legal matters of public companies.

Bernard Zeichner has served on our board of directors since April 2011 and as Chairperson of our Compensation Committee since August 2011. Mr. Zeichner served as Chairman of the Board of Directors of Charlotte Russe Holdings, Inc., or Charlotte Russe, a specialty retailer, from 1996 until May 2008, and was its President from May 1996 to June 2001 and its Chief Executive Officer from September 1996 to July 2003. Prior to joining Charlotte Russe, Mr. Zeichner was President of the retail division of Guess from 1993 to 1995. Prior to that, Mr. Zeichner was employed by Contempo Casuals, serving as President from 1982 to 1993 and as Chief Executive Officer from 1989 to 1993. From 1977 to 1982, Mr. Zeichner was Executive Vice President of Joske’s of Texas, a department store chain. With over 30 years of apparel retail experience, including significant executive and board experience, Mr. Zeichner provides our board of directors with operational, financial and strategic planning insights.

Composition of the Board of Directors of Tilly’s, Inc.

Our bylaws provide that our board of directors shall consist of at least one member, with the exact number of directors to be determined by resolution of our board of directors. Our board of directors consists of five members. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, with us, our senior management and our independent registered public accounting firm, our board of directors has determined that all but two of our directors, Messrs. Shaked and Griesemer, are independent directors under the applicable listing standards of the NYSE and the rules of the SEC. We expect that our independent directors will hold at least two executive sessions per year.

Until the date all shares of our Class B common stock are converted to Class A common stock or otherwise cease to be outstanding, referred to as the Full Conversion Date, the members of our board of directors will be elected at annual meetings of the stockholders and hold office until the next annual meeting of the stockholders. Our certificate of incorporation provides that on the Full Conversion Date, our board of directors will be divided into three classes to be comprised of the directors in office, with each class serving for a staggered three-year term. From the Full Conversion Date, Class I directors will serve an initial one-year term expiring at the first annual meeting of stockholders following the Full Conversion Date. Class II directors will serve an initial two-year term expiring at the second annual meeting of stockholders following the Full Conversion Date. Class III directors will serve an initial three-year term expiring at the third annual meeting of stockholders following the Full Conversion Date. Upon the expiration of the initial term of each class of directors, the directors in that class will be eligible to be elected for a new three-year term. Our directors will hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Executive officers are appointed by and serve at the direction of our board of directors.

Committees of the Board of Directors

We currently have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. We intend to make the charters of all three of our standing board committees available on our website, www.tillys.com, under the Investor Relations section, upon the effective date of this offering. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Audit Committee

Our Audit Committee consists of Mr. Johnson (Chairperson), Ms. Kerr and Mr. Zeichner. Our board of directors has determined that each of these directors is independent as defined by the applicable rules of the NYSE and the SEC, and that each member of the Audit Committee meets the financial literacy and experience requirements of the applicable SEC and NYSE rules. In addition, our board of directors has determined that Mr. Johnson qualifies as an “audit committee financial expert” under the rules and regulations of the SEC. Our independent auditors and our internal finance personnel regularly meet privately with, and have unrestricted access to, our Audit Committee. We will adopt an Audit Committee charter intended to satisfy applicable SEC and NYSE rules, to be effective upon the consummation of this offering.

Our Audit Committee charter requires that the Audit Committee oversee our corporate accounting and financial reporting processes. The primary duties of our Audit Committee are to, among other things:

•	evaluate our independent registered accounting firm’s qualifications, independence and performance;

•	determine the engagement and compensation of our independent registered accounting firm;

•	approve the retention of our independent registered accounting firm to perform any proposed, permissible non-audit services;

•	monitor the rotation of partners and managers of the independent registered accounting firm on our engagement team as required;

•	review our consolidated financial statements;

•	review our critical accounting policies and estimates;

•	meet periodically with our management and internal audit team to consider the adequacy of our internal controls and the objectivity of our financial reporting;

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establish procedures for the receipt, retention and treatment of complaints regarding internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•	review on an ongoing basis and approve related party transactions, as defined in SEC and NYSE rules;

•	prepare the reports required by the rules of the SEC to be included in our annual proxy statement; and

•	discuss with our management and our independent registered accounting firm the results of our annual audit and the review of our quarterly consolidated financial statements.

Compensation Committee

Our Compensation Committee consists of Mr. Zeichner (Chairperson), Ms. Kerr and Mr. Johnson. Our board of directors has determined that each of these directors is independent under NYSE rules and qualifies as a non-employee director and an outsider director for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 162(m) of the Code, respectively. We will adopt a

Compensation Committee charter intended to satisfy applicable SEC and NYSE rules, to be effective upon the consummation of this offering. The primary duties of the Compensation Committee are to, among other things:

•	establish overall employee compensation policies and recommend to our board of directors major compensation programs;

•	review and approve the compensation of our corporate officers and directors, including salary and bonus awards;

•	administer our various employee benefit, pension and equity incentive programs;

•	manage and review any employee loans; and

•	prepare an annual report on executive compensation for inclusion in our proxy statement.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance committee consists of Ms. Kerr (Chairperson), Mr. Johnson and Mr. Zeichner. Our board of directors has determined that each of these directors is independent under NYSE rules. We will adopt a Nominating and Corporate Governance Committee charter to be effective upon the consummation of this offering. The primary duties of the Nominating and Corporate Governance Committee are to, among other things:

•	establish standards for service on our board of directors and nominating guidelines and principles;

•	identify individuals qualified to become members of our board of directors and recommend director candidates for election to our board of directors;

•	consider and make recommendations to our board of directors regarding its size and composition, committee composition and structure and procedures affecting directors;

•	establish policies regarding the consideration of any director candidates recommended by our stockholders, and the procedures to be followed by the stockholders in submitting such recommendations;

•	evaluate and review the performance of existing directors;

•	review executive officer and director indemnification and insurance matters;

•	evaluate and review the company’s enterprise risk management policy and risk exposure; and

•

monitor our corporate governance principles and practices and make recommendations to our board of directors regarding governance matters, including our certificate of incorporation, bylaws and charters of our committees.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Risk Considerations in our Compensation Program

Prior to the completion of this offering, we intend to analyze our compensation programs and policies to determine whether those programs and policies are reasonably likely to have a material adverse effect on us.

Code of Ethics and Business Conduct

Our board of directors will adopt a code of ethics and business conduct, to be effective upon consummation of this offering, which will apply to all of our employees, executive officers and directors. Upon consummation of this offering, the full text of our code of ethics and business conduct will be posted on our website, www.tillys.com, under the Investor Relations section. We intend to disclose future amendments to certain provisions of our code of ethics and business conduct, or waivers of such provisions, applicable to our directors and executive officers, at the same location on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

Prior to April 2011, we did not have a formal compensation committee or other board committee performing equivalent functions. During our 2010 fiscal year, management compensation was determined by our President and Chief Executive Officer. None of the members of our Compensation Committee has at any time been one of our executive officers or employees or an executive officer or employee of our subsidiary. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or had one or more executive officers serving on our board of directors or our Compensation Committee.

Director Compensation

In fiscal year 2010, we did not pay our directors any compensation for their service as directors.

In April 2011, we adopted a non-employee director compensation program in which each non-employee director, consisting of Messrs. Johnson and Zeichner and Ms. Kerr, will receive an annual retainer of $40,000. In addition, they will each receive an annual restricted stock award grant under our 2011 Equity Incentive Plan having a fair value at the time of grant equal to $80,000, which will vest in two equal installments on each of the succeeding two anniversaries of the grant date. The first grant will be made upon consummation of this offering. An annual retainer is paid to the Chairperson of each of our respective standing committees of the board of directors as follows: $15,000 to the Audit Committee Chairperson; $12,000 to the Compensation Committee Chairperson; and $12,000 to the Nominating and Governance Committee Chairperson. All members of our respective standing committees of the board of directors are paid an annual retainer for their committee service as follows: $8,000 to each member of the Audit Committee; $5,000 to each member of the Compensation Committee; and $5,000 to each member of the Nominating and Corporate Governance Committee. Annual service for retainer purposes relates to the approximate 12-month period between annual meetings of our stockholders and all retainers are paid in quarterly installments. A prorated annual retainer will be paid to any person who becomes a member of our board of directors, a committee chair or a member of any committee on a date other than the date of the annual meeting of our stockholders. Additionally, we will reimburse directors for reasonable expenses incurred in connection with their duties.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section discusses the material elements of the compensation programs and policies in place for our named executive officers, or NEOs, during 2010. For fiscal year 2010, we had three NEOs, as follows:

•	Hezy Shaked, our Co-Founder, Chairman of the Board of Directors, Chief Strategy Officer and former President and Chief Executive Officer(1);

•	Bill Langsdorf, our Senior Vice President and Chief Financial Officer; and

•	Craig DeMerit, our Vice President, Chief Information Officer and Chief Operating Officer(2).

Specifically, this section provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program and each compensation component that we provide. Each of the key elements of our executive compensation program is discussed in more detail below. Our compensation programs are designed to be flexible and complementary and to collectively serve the principles and objectives of our executive compensation and benefits program.

Historical Compensation Decisions and Changes Going Forward

Historical Compensation Decisions as a Private Company

Our historical compensation approach has been reflective of our stage of development. Prior to this offering, we were a privately held company and our controlling shareholders and, until April 2011, our entire board of directors consisted of our two co-founders, Hezy Shaked and Tilly Levine. As a result, we have not been subject to any listing exchange or SEC rules requiring a majority of our board of directors to be independent or relating to the formation and functioning of board committees, such as the compensation committee. Accordingly, our board of directors historically has not maintained a compensation committee, and most, if not all, of our compensation policies and determinations, including those made for fiscal year 2010, have been discretionary decisions made by our Co-Founder and former President and Chief Executive Officer, Mr. Shaked, as approved by our board of directors.

Such historical compensation decisions have been based on Mr. Shaked’s informal review process considering factors such as our financial condition and available resources, our need for a particular position to be filled, the compensation levels of our other executive officers, and Mr. Shaked’s general knowledge regarding compensation paid to certain executive officers of other companies in our industry. Thus, historically, we have not formally benchmarked executive compensation against a particular set of comparable companies or used a formula to set the compensation for our executives in relation to survey data.

(1)	Mr. Shaked served as our President and Chief Executive Officer during all of fiscal year 2010, and he was succeeded in such role upon our hiring of Daniel Griesemer as our President and Chief Executive Officer effective February 21, 2011. Mr. Shaked was appointed as Chief Strategy Officer, a newly created position, effective on February 21, 2011, and he continues to serve as Chairman of our board of directors. The terms of Mr. Griesemer’s employment are set forth in an offer letter dated January 15, 2011 as described further below at “Employment Agreements and Severance Benefits—Offer Letter with Daniel Griesemer”.
(2)	During fiscal year 2010, Mr. DeMerit served as our Vice President and Chief Information Officer. On February 21, 2011, in addition to maintaining these titles, Mr. DeMerit was appointed as our Chief Operating Officer.

Role of our Compensation Committee and President and Chief Executive Officer in Compensation Decisions Going Forward

In connection with this initial public offering, we established a compensation committee to review and approve the compensation of our NEOs and oversee and administer our executive compensation programs and policies. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our NEOs for fiscal year 2010 is not necessarily indicative of how we will compensate our NEOs following this offering.

The Compensation Committee will review annually and meet outside the presence of all of our executive officers, including our NEOs, to consider appropriate compensation for our President and Chief Executive Officer. Our President and Chief Executive Officer will review annually each other NEO’s performance with the compensation committee and recommend appropriate compensation levels, which the Compensation Committee will take into account as one factor in its determinations regarding executive compensation. In addition, we anticipate that Mr. Shaked, given his tenure with the company and his role in shaping compensation historically, will have a purely advisory role in discussions with the Compensation Committee with respect to NEO compensation. In the context of such annual reviews and further periodic reviews as deemed necessary, in addition to a review of other factors discussed below, the Compensation Committee will assess the proper mix of base salary, cash incentive awards and grants of long-term equity incentive awards, levels of compensation and appropriate individual and corporate performance metrics in furtherance of the objectives and principles described below.

We anticipate that our Compensation Committee will consider additional factors in determining executive compensation, including, potentially, more formally benchmarking executive compensation against a peer group of comparable companies. In furtherance of this objective, we have engaged J. Richard & Co., an executive compensation and consulting firm, to advise management in its efforts to construct, from publicly available data, a peer group of companies to be used for compensation purposes in preparation for an initial public offering and to provide market compensation data on such peer group companies, supplemented by survey data, as appropriate, and general market trends and developments. Management intends to use the information provided by J. Richard & Co. and other resources and tools to develop recommendations to be presented and approved by our compensation committee. J. Richard & Co. has not yet recommended specific compensation amounts or the form of payment for our NEOs moving forward, and management’s review and analysis of its executive compensation program is ongoing.

Compensation Philosophy and Objectives

Going forward, our compensation committee will strive to create an executive compensation program that balances short-term versus long-term payments and awards, cash payments versus equity awards and fixed versus contingent payments and awards in ways that we believe are most appropriate to motivate our executive officers. Our philosophy is that executive compensation should be competitive in the marketplace in which we compete for executive talent, and structured to emphasize incentive-based compensation as determined by the achievement of both company and individual performance objectives. The retail industry is extremely competitive and in order to continue to succeed we believe we need a highly talented and seasoned team of sales, marketing, buying, financial and other business professionals. We recognize that our ability to attract and retain these professionals, as well as to grow our organization, largely depends on how we compensate and reward our employees.

The goals of our executive compensation program will be to:

•	attract and retain talented and experienced executives in our industry;

•	motivate and reward executives whose knowledge, skills and performance are critical to our success;

•	align compensation incentives with our business and financial objectives and the long-term interests of our stockholders;

•	foster a shared commitment among executives by aligning their individual goals with the goals of the executive management team and our company; and

•	ensure that our total compensation is fair, reasonable and competitive.

Elements of 2010 Compensation

During fiscal year 2010, our NEOs’ total direct compensation, which was determined by Mr. Shaked and approved by the board of directors, included both fixed components (base salary, other executive benefits and perquisites) and variable components (discretionary annual cash bonuses and stock option grants). The following describes each component of compensation, the rationale for that component and how the compensation amounts were determined.

Base Salary

Base salaries historically have been the most heavily weighted component of compensation for our executive officers as a percentage of total compensation, and this remained true in fiscal year 2010. Base salary levels are designed to be competitive in order to induce talented executives to join our company. In addition, base salaries support our retention objective by providing our executive officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in our corporate performance.

The base salary established for each of our NEOs is intended to reflect each individual’s professional responsibilities, the skills and experience required for the job, their individual performance, the performance of our business, labor market conditions and competitive market salary levels. In past years, including fiscal year 2010, Mr. Shaked conducted an annual review of executive compensation to set the base salary level for each executive officer, including himself, for that fiscal year, which levels were approved by the board of directors. This annual review process typically occurred near the beginning of the fiscal year. Base salaries were also occasionally established or reviewed at other times during the year in the case of new hires, promotions, extraordinary events or other significant changes in responsibilities. In each case, Mr. Shaked made a determination of the competitive market level for base salaries based on his experience in the retail apparel industry and knowledge of base salaries of similarly situated executives in other companies of similar size and stage of development operating in our industry. This determination was informal and based primarily on the general knowledge of Mr. Shaked. Upon completion of this offering, and as described above, the compensation committee will determine the base salaries of our executive officers.

Base salary levels for our NEOs in fiscal year 2010 were determined by Mr. Shaked as part of his annual review process, and were set as follows:

•	Mr. Shaked: $640,000, which was the same base salary as he received in fiscal year 2009;

•	Mr. Langsdorf: $357,000, which was 2% higher than the base salary he received in fiscal year 2009; and

•	Mr. DeMerit: $260,000, which was approximately 11% higher than the base salary he received in fiscal year 2009.

The base salary increases for Messrs. Langsdorf and DeMerit were, in part, designed to reward these executives for their management activities during the 2009 fiscal year, to maintain their level of income with respect to cost of living increases and, with respect to Mr. DeMerit, to reflect the growth of our e-commerce business.

For fiscal year 2011, Mr. Griesemer, who was hired as our President and Chief Executive Officer effective as of February 21, 2011, will earn an annual base salary of $700,000, pursuant to the terms of his offer letter with us dated January 15, 2011.

Annual Cash Bonus

Historically, we have not had a formal written bonus plan, and the overall bonus pool and amounts to be awarded to our NEOs and other employees have been determined at the discretion of Mr. Shaked based upon his subjective consideration of individual and company performance and other factors. In fiscal year 2010, Messrs.

Langsdorf and DeMerit each were awarded a discretionary annual bonus of $100,000 for fiscal year 2009, which was determined by means of a subjective analysis by Mr. Shaked. Mr. Shaked determined that the bonus awarded to Mr. Langsdorf was merited in part due to Mr. Langsdorf’s management of our company’s finances during a growth period, and that the bonus awarded to Mr. DeMerit was merited in part due to the continued growth of our e-commerce business.

Upon completion of this offering, we intend for our compensation committee to take a significant role in developing an annual bonus plan that will establish bonus target levels. We anticipate that the target bonus levels will be based on the achievement of corporate objectives, such as operating income and other company or individual performance metrics. We believe that establishing cash bonus opportunities will help us attract and retain qualified and highly skilled executives, and tying such bonuses to the achievement of corporate performance goals will further our pay-for-performance philosophy moving forward as a public company. The compensation committee may also determine that from time to time it is in the best interests of the company and its stockholders to provide additional discretionary bonuses outside of the annual bonus program based on individual performance or any other performance factors it deems relevant.

For fiscal year 2011, our board of directors has adopted an annual incentive cash bonus plan for selected corporate office personnel, including certain NEOs, based upon achievement of operating income and comparable store sales targets. The specific target corporate performance levels are determined by our compensation committee at the beginning of the fiscal year based on our current year financial performance objectives consistent with our long-term financial goals. The bonus amounts are based upon a percentage of each participant’s base salary in effect at the end of the given fiscal year. The terms of Mr. Griesemer’s 2011 incentive bonus were separately set forth in his offer letter dated January 15, 2011.

Depending upon corporate performance, at target, our Chief Strategy Officer may receive 100% of his base salary, our Chief Financial Officer may receive 50% of his base salary and our Chief Operating Officer may receive 40% of his base salary. The Company must meet minimum financial performance objectives established by the board of directors prior to participants receiving their annual incentive bonus. The actual bonuses awarded in any year, if any, may be more or less than the target, depending on the achievement of the corporate objectives. For 2011, the corporate objectives are operating income and comparable store sales, weighted 75% and 25%, respectively. The minimum financial performance established by the Compensation Committee in order for the Chief Strategy Officer and Chief Financial Officer to be eligible for a bonus is 85% of target for each of these corporate objectives. The annual performance bonus amount increases in a linear manner between the minimum financial performance threshold of 85% of target, and 100% of target. The annual performance bonus amount then increases again in a linear manner between 100% of target and the maximum financial performance threshold of 130% of target.

For fiscal year 2011, Mr. Griesemer’s offer letter makes him eligible to receive a target cash bonus, expressed as a percentage of base salary. Mr. Griesemer’s target bonus amount is set at 100% of his base salary, with the ability to receive up to a maximum of 200% of his base salary. Payment of Mr. Griesemer’s bonus for fiscal year 2011 will be based on the company’s actual operating income for fiscal year 2011 as a percentage of the budgeted operating income set at the beginning of fiscal year 2011. Mr. Griesemer’s bonus payout will be calculated in linear interpolations between 80% and 130% of achievement of the target operating income level.

Long-Term Equity-Based Compensation

We believe that long-term equity-based compensation is an important component of our executive compensation program. In addition, providing a portion of our NEOs’ total compensation package in long-term equity-based compensation aligns the incentives of our executives with the interests of our stockholders and with our long-term corporate success. To that end, we have awarded long-term equity-based compensation in the form of options to purchase shares of our common stock under the Tilly’s 2007 Stock Option Plan, or the 2007 Plan. The grants awarded under the 2007 Plan have had no public market and no certain opportunity for liquidity, making them inherently long-term compensation. The awards have been used to motivate executives and employees to individually and collectively build long-term stockholder value that might in the future create a liquid market opportunity.

Historically, Mr. Shaked recommended the amount of all stock option grants with respect to our executive officers, and such recommendations were approved by our board of directors. Stock option grants under the 2007 Plan historically have been timed to coincide with the completion of third-party valuation reports, which the board has considered in setting the exercise price for such options. In deciding the amount of options to be awarded, Mr. Shaked engaged in an informal review process and considered the executive officer’s position with our company, the size of his or her total compensation package and the amount of existing vested and unvested stock options, if any, then held by the executive officer.

We made only one grant of stock options to an NEO in fiscal year 2010, which was a grant of non-qualified stock options on April 13, 2010 to Mr. DeMerit to purchase 50,000 shares of our common stock. Like all options granted to our NEOs under the 2007 Plan, these grants vest over the course of four years, with shares vesting in equal annual installments. We believe that the four-year vesting schedule aligns our executive officers with our stockholders in achieving our long-term objectives and facilitating executive retention. In addition, options granted under our 2007 Plan are not exercisable until we complete our initial public offering.

In addition, on March 31, 2011, Mr. Griesemer received a grant of non-qualified stock options under the 2007 Plan to purchase 400,000 shares of our common stock at an exercise price of $16.26 per share. The stock options were granted in accordance with our 2007 Plan pursuant to Mr. Griesemer’s offer letter. This grant will vest annually in four equal installments with the first installment vesting on February 21, 2012, the first anniversary of his employment with the company.

In connection with this offering, the board of directors intends to adopt a 2011 Equity and Incentive Award Plan, or the 2011 Plan. For further information regarding our 2011 Plan, see the discussion below under the heading “Equity Incentive Plans—2011 Equity and Incentive Award Plan”.

Other Executive Benefits and Perquisites

We provide the following benefits to our executive officers on the same basis as other eligible employees:

•	health insurance;

•	holidays and sick days; and

•	a 401(k) plan with matching contributions.

The vacation benefit for executive officers is determined on an individual basis. We believe these benefits are generally consistent with those offered by other companies in our industry.

In addition, during fiscal year 2010, Mr. Shaked received benefits in the form of automobile expenses and tax services paid by us. For the 2011 fiscal year, Mr. Griesemer will receive an annual automobile allowance of $18,000 and will be reimbursed for all reasonable moving expenses incurred as a result of his and his family’s relocation to California pursuant to the terms of his offer letter.

Retirement Savings

We have established a 401(k) retirement savings plan for our employees, including the NEOs, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to contribute pre-tax amounts, up to a statutorily prescribed limit, to the 401(k) plan. For 2010, the prescribed annual limit was $16,500. In addition, the company matches pre-tax contributions on behalf of eligible employees, up to a certain percentage of the individual’s contribution. We believe that providing a vehicle for tax-preferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and further incents our employees, including our NEOs, in accordance with our compensation policies.

2010 Option Re-Pricing

In connection with a stock option grant during fiscal year 2010, the company performed a valuation with the assistance of a third-party valuation specialist and determined that its current stock price was $8.98 per share. Concurrently with this valuation and stock option grant, our board re-priced 739,500 stock options, some of which were held by certain of our NEOs, in order to continue maintaining an equity incentive for its employees. For further information regarding the re-pricing of such stock options, see note 11 to our audited financial statements included elsewhere in this prospectus.

Employment Agreements and Severance Benefits

The employment of our NEOs historically has been at will, and we did not have any employment agreements or other severance arrangements with our NEOs for fiscal year 2010. Certain of our senior executives, including Mr. Langsdorf, are party to a Stock Option Grant Agreement in connection with option grants under our 2007 Plan that provides for certain severance benefits in the form of accelerated vesting of outstanding stock options, as described in further detail under the heading “Potential Payments Upon Termination and Change in Control”.

Offer Letter With Daniel Griesemer

In January 2011, we entered into an offer letter with Daniel Griesemer related to our hiring of him as our President and Chief Executive Officer effective February 21, 2011, which includes certain provisions related to his compensation including severance benefits and change-in-control provisions. The compensation amounts and other terms of Mr. Griesemer’s offer letter were highly individualized and resulted from arm’s length negotiations and consideration of numerous factors as well as input from an independent third-party compensation consultant. Under the offer letter, Mr. Griesemer’s annual base salary was set at $700,000. The offer letter further provides that Mr. Griesemer is eligible to receive an annual cash bonus for 2011 based upon our achievement of certain levels of operating income, as more fully discussed under “Elements of 2010 Compensation—Annual Cash Bonuses”. Pursuant to the offer letter, Mr. Griesemer was granted stock options covering an aggregate of 400,000 shares of Class A common stock, as more fully discussed under “Elements of 2010 Compensation—Long-Term Equity-Based Compensation”. The offer letter also provides for participation in our existing employee benefit programs, plus an annual automobile allowance of $18,000, a temporary housing allowance and the reimbursement of certain of his and his family’s reasonable travel and moving expenses to relocate to the Orange County, California area during 2011. Pursuant to the offer letter, Mr. Griesemer may not solicit any of our employees during the term of his employment and for one year following his date of termination.

In addition, under the terms of his offer letter, Mr. Griesemer is entitled to the following severance and change in control benefits:

•	Severance if his employment is terminated by us without “Cause” or by him for “Good Reason”, equal to:

•	accrued but unpaid base salary, including accrued but unused vacation time;

•	12 months of his base salary in effect at termination;

•

his annual incentive bonus for the most recently completed fiscal year, or if that year’s bonus has already been paid, then the current year’s annual incentive bonus based on the company’s performance, pro-rated for the number of days employed during the year of termination;

•	one year acceleration of vesting of any outstanding unvested stock option or other equity awards;

•	to the extent permitted, continuation of employee benefits for the earlier of 12 months following termination or until re-employed, or at the option of the company, one lump sum payment; and

•	90 days to exercise any unexercised and exercisable stock options, but in no event later than the expiration date of the stock options.

•	Severance, if his employment is terminated because of death or disability, equal to:

•	accrued but unpaid base salary, including accrued but unused vacation time;

•	12 months of his base salary in effect at termination;

•

his annual incentive bonus for the most recently completed fiscal year, or if that year’s bonus has already been paid, then the current year’s annual incentive bonus based on the company’s performance, pro-rated for the number of days employed during the year of termination; and

•	to the extent permitted, continuation of employee benefits for 12 months following termination, to the extent permitted, or at the option of the company, one lump sum payment.

•	Severance, if his employment is terminated because of a Change in Control, equal to:

•	accrued but unpaid base salary, including accrued but unused vacation time;

•	18 months of his base salary in effect at termination;

•

one and a half times his annual incentive bonus for the most recently completed fiscal year, or if that year’s bonus has already been paid, then one and half times the annual incentive bonus for the current year at the target rate;

•	full acceleration of vesting of any stock option or other equity grants; and

•	to the extent permitted, continuation of employee benefits for the earlier of 12 months following termination or until re-employed, or at the option of the company, one lump sum payment.

For purposes of the offer letter, “Cause” is defined as having:

•	been determined by a court of law to have committed any felony;

•

been convicted, or entered a plea of no contest, for violation of any criminal statute constituting a felony, provided that our board of directors reasonably determines that the continuation of his employment after such event would have an adverse impact on the operation or reputation of the company or its affiliates;

•	engaged in an act of fraud, theft, embezzlement, or misappropriation against the company;

•

committed one or more acts of gross negligence or willful misconduct, either within or outside the scope of his employment that has the effect of materially impairing the goodwill or business of the company or causing material damage to its property, goodwill or business, or would, if known, subject the company to public ridicule;

•

failed to materially perform the duties commonly associated with the position of President and Chief Executive Officer (continuing without cure for 10 days after receipt of written notice by him from our board of directors of the need to cure);

•	allowed the company’s performance to be materially weaker than its competitors and the retail industry generally (as determined by our board of directors);

•	materially breached the company’s Code of Ethics and Business Conduct or other written company policies;

•	breached the terms of his employment agreement, after we have provided him notice and given him a reasonable opportunity to cure; or

•	failed to use reasonable efforts to relocate himself and his family to the Orange County, California area by September 15, 2011.

For purposes of the offer letter, “Good Reason” is defined as:

•	a material diminution in his duties, responsibilities or authority as President and Chief Executive Officer of the company; or

•	the company failed to pay him material compensation or benefits that are required to be provided under his employment agreement.

For purposes of the offer letter, “Change in Control” is defined as an event or series of related events where a person or group of persons acting in concert acquire direct or indirect beneficial ownership of more than 50% of the total combined voting power of the outstanding voting stock of the company or the corporation or corporations to which the assets of the company were transferred, as the case may be.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code

Generally, Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, disallows a tax deduction to any publicly held corporation for any individual remuneration in excess of $1.0 million paid in any taxable year to its chief executive officer and each of its other named executive officers, other than its chief financial officer. However, remuneration in excess of $1.0 million may be deducted if, among other things, it qualifies as “performance-based compensation” within the meaning of the Code.

As we are not currently publicly-traded, we have not previously taken the deductibility limit imposed by Section 162(m) of the Code into consideration in setting compensation. Following this offering, and at such time as Section 162(m) applies to us, we expect that, where reasonably practicable, the compensation committee may seek to qualify the compensation paid to our NEOs for the “performance-based compensation” exemption under Section 162(m) of the Code. As such, in approving the amount and form of compensation for our NEOs in the future, the compensation committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m) of the Code. The compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemption from the deductibility limit in Section 162(m) of the Code when it believes that such payments are appropriate to attract and retain executive talent.

Furthermore, we do not expect Section 162(m) of the Code to apply to awards under our 2011 Plan until the earliest to occur of our annual stockholders’ meeting in 2015, a material modification of the 2011 Incentive Award Plan or exhaustion of the share supply under the 2011 Plan. However, qualified performance-based compensation performance criteria may be used with respect to performance awards that are not intended to constitute qualified performance-based compensation under Section 162(m) of the Code.

Section 280G of the Internal Revenue Code

Section 280G of the Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies which undergo a change in control. In addition, Section 4999 of the Code imposes a 20% excise tax on the individual with respect to the excess parachute payment. Parachute payments are compensation linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G of the Code based on the executive’s prior compensation. In approving the compensation arrangements for our NEOs in the future, our compensation committee will consider all elements of the cost to us of providing such compensation, including the potential impact of Section 280G of the Code. However, our compensation committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G of the Code and the imposition of excise taxes under Section 4999 of the Code when it believes that such arrangements are appropriate to attract and retain executive talent.

Section 409A of the Internal Revenue Code

Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A.

2010 Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended January 29, 2011 earned by, awarded to or paid to our NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Stock Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
Hezy Shaked	2010	640,000	—	—	—	—	25,141	665,141
Chairman of the Board,
Chief Strategy Officer(4)

Bill Langsdorf	2010	357,000	100,000	—	153,600	—	4,900	615,500
Senior Vice President,
Chief Financial Officer

Craig DeMerit	2010	260,000	100,000	—	289,125	—	4,900	654,025
Vice President,
Chief Operating Officer,
Chief Information Officer(5)

(1)	Amounts represent discretionary bonus payments subjectively determined by Mr. Shaked based on factors including individual and company performance.
(2)	Amounts represent the aggregate grant date fair value of option awards granted during 2010, as well as any incremental fair value of previously granted options that were re-priced on October 8, 2010, computed in accordance with ASC Topic 718. Mr. Langsdorf did not receive any stock option awards during fiscal 2010, and the entire amount reported in this column with respect to Mr. Langsdorf represents the incremental fair value of stock options initially granted on August 27, 2007, which were re-priced on October 8, 2010 along with all other outstanding stock option awards with an exercise price in excess of $8.98 per share. With respect to Mr. DeMerit, the amount reported in this column represents the full grant date fair value of an award granted on April 13, 2010 with an exercise price of $9.64, as well as the incremental fair value of that award and a stock option award initially granted on August 27, 2007, due to the re-pricing of both of those stock option awards on October 8, 2010. For further discussion of the fiscal 2010 option re-pricing, see “Compensation Discussion and Analysis—2010 Option Re-Pricing”, and note 11 to our audited financial statements included elsewhere in this prospectus. For a discussion of valuation assumptions for the fiscal 2010 grants, see note 11 to our audited financial statements included elsewhere in this prospectus.
(3)	Amounts represent the company’s 401(k) employee match contributions paid with respect to each NEO. With respect to Mr. Shaked, in addition to $4,900 for the company’s 401(k) match, all other compensation includes automobile expenses paid by the company of $12,481 and tax preparation services of $7,760.
(4)	Mr. Shaked served as our President and Chief Executive Officer for all of fiscal year 2010 and up until he was succeeded in such role upon our hiring of Mr. Griesemer effective February 21, 2011. Mr. Shaked was appointed as Chief Strategy Officer, a newly created position, effective on February 21, 2011, and he continues to serve as Chairman of our board of directors.
(5)	During fiscal year 2010, Mr. DeMerit served as our Vice President and Chief Information Officer. In addition to maintaining these titles, Mr. DeMerit currently serves as our Chief Operating Officer, a position which he has held since February 21, 2011.

Grants of Plan-Based Awards Table

The following table sets forth certain information with respect to grants of plan-based awards during fiscal year 2010 to our NEOs, as applicable, as well as information regarding certain stock options granted to our NEOs in prior years that were re-priced in October 2010. A separate line item is provided for each grant of an award made to, and each re-priced option held by, an NEO:

Name	Grant Date		Vesting Commencement Date	All Other Stock Option Awards: Number of Securities Underlying Options(1)		Exercise or Base Price of Stock Option Awards(2)		Grant Date Fair Value of Stock Option Awards(3)
Craig DeMerit	4/13/2010		4/13/2010	50,000		$9.64	(4)	$252,140
	10/8/2010	(5)	4/13/2010	50,000	(6)	$8.98	(7)	8,185
	10/8/2010	(5)	8/1/2007	30,000	(8)	$8.98	(7)	28,800
Bill Langsdorf	10/8/2010	(5)	8/1/2007	160,000	(8)	$8.98	(7)	153,600

(1)	The only stock option award actually granted to an NEO during fiscal year 2010 was the 50,000 stock option award granted to Mr. DeMerit on April 13, 2010. All other stock option awards included in this column are included due to the re-pricing of stock options on October 8, 2010 that were previously granted with exercise prices in excess of $8.98 per share. For further information regarding the re-pricing of such stock options, see note 11 to our audited financial statements included in this prospectus.
(2)	On October 8, 2010, our board of directors re-priced all stock options granted prior to October 8, 2010 that had an exercise price greater than $8.98 per share, to $8.98 per share. Our board of directors did not modify any other terms of the re-priced stock options.
(3)	The amounts included in the “Grant Date Fair Value of Stock Option Awards” column represent the full grant date fair value of stock options granted on April 13, 2010, or the incremental fair value of stock options re-priced on October 8, 2010 (including stock options granted on April 13, 2010), calculated in accordance with ASC Topic 718. The valuation assumptions used in determining such amounts are described in note 11 to our audited financial statements included in this prospectus.
(4)	Represents the initial exercise price of these stock options on the date of grant. These stock options were re-priced on October 8, 2010 to an exercise price of $8.98 per share.
(5)	Date the stock options were re-priced. Other than the exercise price, no other terms of the re-priced stock options were modified and these re-priced stock options will continue to vest according to their original vesting schedules and will retain their original expiration dates.
(6)	The stock options included in this line item are the same stock options underlying the award included in the line item immediately above. The stock options included in this line item are presented as a separate line item due to the re-pricing of those awards on October 8, 2010, to an exercise price of $8.98 per share.
(7)	Exercise price of the stock options that were re-priced on October 8, 2010.
(8)	Stock options initially granted to the NEO on August 27, 2007, which were re-priced on October 8, 2010.

Outstanding Equity Awards at July 30, 2011

The following table sets forth information with respect to outstanding equity awards held by our NEOs as of July 30, 2011.

	Stock Option Awards(1)
Name	Number of Securities Underlying Unexercised Stock Options Exercisable	Number of Securities Underlying Unexercised Stock Options Unexercisable (2)(3)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Bill Langsdorf	—	160,000	—	$8.98	8/27/2017
	—	50,000	—	$6.45	4/20/2019

Craig DeMerit	—	30,000	—	$8.98	8/27/2017
	—	10,000	—	$6.45	4/20/2019
	—	50,000	—	$8.98	4/13/2020

(1)	These stock option awards vest over the course of four years with shares vesting in equal annual installments, subject to continued employment with us. The table below shows on a grant-by-grant basis the vesting schedules relating to the option awards which are represented in the above table in the aggregate.

Option Awards Vesting Schedule
Name	Grant Date	Vesting Schedule
Bill Langsdorf	4/20/2009	12,500 shares vested on 4/20/2010
12,500 shares vested on 4/20/2011
12,500 shares vest on 4/20/2012
12,500 shares vest on 4/20/2013
	8/27/2007	40,000 shares vested on 8/1/2008
40,000 shares vested on 8/1/2009
40,000 shares vested on 8/1/2010
40,000 shares vest on 8/1/2011

Craig DeMerit	4/13/2010	12,500 shares vested on 4/13/2011
12,500 shares vest on 4/13/2012
12,500 shares vest on 4/13/2013
12,500 shares vest on 4/14/2014
	4/20/2009	2,500 shares vested on 4/20/2010
2,500 shares vested on 4/20/2011
2,500 shares vest on 4/20/2012
2,500 shares vest on 4/20/2013
	8/27/2007	7,500 shares vested on 8/1/2008
7,500 shares vested on 8/1/2009
7,500 shares vested on 8/1/2010
7,500 shares vest on 8/1/2011

(2)	The vested stock options included in this column will not become exercisable until we consummate our initial public offering.
(3)

On October 8, 2010, our board of directors re-priced all stock options granted prior to October 8, 2010 that had an exercise price greater than $8.98 per share, to $8.98 per share, as further described in note 11 to our audited financial statements included in this prospectus. In connection with the re-pricing of the stock options, the holder entered into a Re-priced Option Agreement with us. The Re-priced Option Agreement amended only the exercise price of the prior stock option grant, and all other terms of the prior stock option grant remained unchanged.

Options Exercised and Stock Vested

None of the stock options granted by the company were exercised during fiscal year 2010 or at any time prior to such fiscal year. Pursuant to option agreements entered into by our NEOs under the 2007 Plan, the stock options are not exercisable until the company completes its initial public offering.

Pension Benefits

Our NEOs did not participate in or have account balances in qualified or nonqualified defined benefit plans sponsored by us during fiscal year 2010. Our board of directors or compensation committee may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interest.

Nonqualified Deferred Compensation

Our NEOs did not participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us during fiscal year 2010. Our board of directors or compensation committee may elect to provide our executive officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interest.

Potential Payments Upon Termination or Change in Control

Mr. Langsdorf’s Stock Option Grants

Under our 2007 Plan, the board of directors has discretion to provide for accelerated vesting of options upon a “change in control” as defined therein. For further information regarding what constitutes a change in control for purposes of our 2007 Plan, see “Equity Incentive Plans—2007 Stock Option Plan—Effect on Awards of Certain Corporate Transactions”. The board of directors has exercised this discretion with respect to a form Stock Option Agreement entered into with certain senior executives, or the Senior Executive Option Agreement. Mr. Langsdorf is party to the Senior Executive Option Agreement, which provides, in relevant part, that the right to exercise 50% of the unvested portion of the options granted thereunder will accelerate automatically and vest in full effective as of immediately prior to the consummation of a change in control. Other executives and employees, including Mr. DeMerit, are party to a form Stock Option Agreement that does not provide for such acceleration of vesting.

As of July 29, 2011, the last business day of the twenty-six weeks ended July 30, 2011, Mr. Langsdorf held 32,500 options that are subject to vesting upon a change in control. We estimate the value attributable to such accelerated vesting to be $        , based on the difference between the weighted average exercise price of the options, $8.01, and the mid-point of the range of initial public offering prices of our Class A common stock listed on the cover page of this prospectus, $        .

Mr. Griesemer’s Offer Letter

As of July 29, 2011, the last business day of the twenty-six weeks ended July 30, 2011, Mr. Griesemer held 400,000 options that are subject to vesting upon a change in control. We estimate the value attributable to such accelerated vesting to be $        , based on the difference between the weighted average exercise price of the options, $16.26, and the mid-point of the price range set forth on the cover page of this prospectus, $        . For

further information regarding the severance benefits payable to Mr. Griesemer pursuant to the terms of his offer letter with us, see the disclosure above under the heading “Employment Agreements and Severance Benefits—Offer Letter With Daniel Griesemer”.

Equity Incentive Plans

2007 Stock Option Plan

Our board of directors adopted our 2007 Plan effective June 20, 2007, which had an aggregate 1,600,000 shares available under the plan. No shares of common stock have been issued upon exercise of any options granted under the 2007 Plan because the options do not become exercisable until after our initial public offering. In connection with the holding company formation described elsewhere in this prospectus, all stock options granted under the 2007 Plan will be converted into options to purchase shares of our Class A common stock and such options will continue to be governed by the terms of the 2007 Plan. Upon consummation of this offering, no further grants will be made under our 2007 Plan.

Administration

The 2007 Plan is administered by our board of directors. Our board of directors has the authority to determine the exercise price of the awards, the recipients of awards granted under the 2007 Plan and the terms, conditions and restrictions applicable to all awards granted under the 2007 Plan. Our board of directors approved the form of award agreement and has authority to accelerate, continue, extend or defer the exercisability of any award issued under the 2007 Plan.

Eligibility

The 2007 Plan permits us to grant awards to our officers, employees, non-employee directors and consultants or advisors.

Awards

The 2007 Plan provides for the grant of incentive stock options and non-qualified stock options or a combination of the foregoing, but only non-qualified stock options have been issued under the 2007 Plan as of January 29, 2011.

Stock Options and Option Agreements

Non-qualified stock options have been granted pursuant to non-qualified stock option agreements adopted and approved by our board of directors. Our board of directors determines the exercise price for a stock option, within the terms and conditions of the 2007 Plan, which for each grant has been equal to 100% of the fair value of our common stock on the date of such grant as determined by our board of directors based on objective and subjective factors including valuation reports prepared by a third-party valuation firm setting forth its best estimate of the fair market value of our common stock as of each valuation date. Options granted under the 2007 Plan vest over the course of four years with shares vesting in equal annual installments.

The term of stock options granted under the 2007 Plan is ten years, except in cases of termination. Unless the terms of an option holder’s stock option agreement provided otherwise, if an option holder’s relationship with us ceases for any reason other than for cause, resignation with the consent of our board of directors or disability, death or retirement, the option holder may exercise any vested options for a period of 30 days following the cessation of service, provided we have completed our initial public offering. With respect to Mr. Griesemer, his offer letter provides that such rights to exercise any vested options will last for a period of 90 days following cessation of his employment with us, provided we have completed our initial public offering. If an option holder’s service relationship with us is terminated for cause, then the option terminates immediately. Unless the terms of an option holder’s stock option agreement provided otherwise, if an option holder’s service relationship ceases due to disability or death the option holder or a beneficiary of such option holder may exercise any vested options for a period of 12 months following the date of such termination due to disability or death.

No option may be assigned or transferred by the option holder except, in the event of the death of such option holder, by will or the laws of descent and distribution. In addition, our board of directors may amend, modify, extend, cancel or renew any outstanding option or may waive any restrictions or conditions applicable to any outstanding option. Each option is evidenced by a written agreement, which contains the terms and conditions of such option.

Effect on Awards of Certain Corporate Transactions

The 2007 Plan provides the board of directors with discretion to enter into agreements providing terms and conditions related to the vesting of options in the event of a “change in control.” Under the 2007 Plan a change in control is defined as the occurrence of one of the following events:

•	the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the company of more than 50% of the voting stock of the company;

•	a merger or consolidation in which the company is a party (excluding a merger for purposes of reincorporating the company’s jurisdiction of incorporation);

•	the sale, exchange or transfer of all or substantially all of the assets of the company; or

•	a liquidation or dissolution of the company.

Pursuant to stock option agreements entered into with Mr. Langsdorf and the offer letter entered into with Mr. Griesemer, if we experience a change in control, 100% of the unvested options outstanding for Mr. Griesemer and 50% of the unvested options outstanding for Mr. Langsdorf will immediately vest or become exercisable. For Mr. Langsdorf, the acquiring or surviving corporation may either assume or continue outstanding awards, or substitute equivalent awards for such awards. Alternatively, the acquiring or surviving corporation may instead terminate and cancel outstanding awards in exchange for a payment equal to the excess of the value of the shares that the recipient would have received upon the exercise of the awards over the exercise price or amount otherwise payable.

2011 Equity and Incentive Award Plan

We intend to adopt the 2011 Plan upon consummation of this offering. The principal purpose of the 2011 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2011 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

Share Reserve

Under the 2011 Plan,          shares of our Class A common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, deferred stock unit awards, dividend equivalent awards, stock payment awards and performance awards and other stock-based awards.

The following counting provisions will be in effect for the share reserve under the 2011 Plan:

•

to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2011 Plan;

•

to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2011 Plan, such tendered or withheld shares will be available for future grants under the 2011 Plan;

•	to the extent that shares of our Class A common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2011 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2011 Plan; and

•

to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2011 Plan.

Administration

The compensation committee of our board of directors will administer the 2011 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least two members of our board of directors, each of whom is intended to qualify as an “outside director” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the NYSE, or other principal securities market on which shares of our common stock are traded. The 2011 Plan provides that the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers.

Subject to the terms and conditions of the 2011 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2011 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2011 Plan. Our board of directors may at any time remove the compensation committee as the administrator and reinstate in itself the authority to administer the 2011 Plan. Our full board of directors will administer the 2011 Plan with respect to awards to non-employee directors.

Eligibility

Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2011 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards

The 2011 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, or RSUs, deferred stock, deferred stock units, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•

Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our Class A common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator that does not exceed ten years.

•

Incentive Stock Options will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of Class A common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2011 Plan provides that the exercise price must be at least 110% of the fair market value of a share of Class A common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•

Restricted Stock, which shall be Class A common stock, may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, generally will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•

Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, RSUs may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•

Deferred Stock Awards and Deferred Stock Unit Awards represent the right to receive shares of our Class A common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

•

Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our Class A common stock over a set exercise price. The exercise price of any SAR granted under the 2011 Plan must be at least 100% of the fair market value of a share of our Class A common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2011 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in individual SAR agreements. SARs under the 2011 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•

Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the award. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

•

Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in Class A common stock or in a combination of both. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•

Stock Payments may be authorized by the administrator in the form of Class A common stock or an option or other right to purchase Class A common stock as part of a deferred compensation or other arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

Change in Control

In the event of a change in control where the acquirer does not assume or replace awards granted under the 2011 Plan, awards issued under the 2011 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable, prior to the consummation of such transaction. If not exercised or paid the awards will terminate upon consummation of the transaction. In addition, the administrator will also have complete discretion to structure one or more awards under the 2011 Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the event resulting in a change in control. The administrator may also make appropriate adjustments to awards under the 2011 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2011 Plan, a change in control is generally defined as:

•	the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•	a change in the composition of our board of directors over a two-year period such that 50% or more of the members of the board of directors were elected through one or more contested elections;

•

a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

•	the sale, exchange, or transfer of all or substantially all of our assets; or

•	stockholder approval of our liquidation or dissolution.

Adjustments of Awards

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2011 Plan or any awards under the 2011 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator shall make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2011 Plan;

•	the number and kind of shares subject to outstanding awards;

•	the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and/or

•	the grant or exercise price per share of any outstanding awards under the 2011 Plan.

Amendment and Termination

Our board of directors or the committee (with board of directors approval) may terminate, amend or modify the 2011 Plan at any time and from time to time. However, we must generally obtain stockholder approval:

•	to increase the number of shares available under the 2011 Plan (other than in connection with certain corporate events, as described above); or

•	to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Notwithstanding the foregoing, the per share exercise price of an option may be reduced below the per share exercise price of such option as of such option’s grant date, and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

Expiration Date

No option or other award may be granted pursuant to the 2011 Plan after the tenth anniversary of the effective date of the 2011 Plan. Any award that is outstanding on the expiration date of the 2011 Plan will remain in force according to the terms of the 2011 Plan and the applicable award agreement.

Effective Date

The 2011 Plan will become effective prior to the completion of this offering.

RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

The following persons and entities that participated in the transactions listed in this section were related persons at the time of the transaction:

Hezy Shaked, Tilly Levine, Shaked Holdings, LLC and Amnet Holdings, LLC. Mr. Shaked is our Co-Founder, Chairman of the Board of Directors, one of our executive officers and a holder of more than 5% of our common stock. Ms. Levine is our Co-Founder and a holder of more than 5% of our common stock. Mr. Shaked and Ms. Levine are the sole members of Shaked Holdings, LLC, or Shaked Holdings, and own 63.0% and 37.0% of Shaked Holdings, respectively. Mr. Shaked is the sole member and owner of Amnet Holdings, LLC, or Amnet Holdings.

Amy Shaked, Netta Schroer-Shaked, GRAT Trust #1 and GRAT Trust #2. Amy Shaked and Netta Schroer-Shaked are the daughters of Mr. Shaked and Ms. Levine. Ms. Shaked and Ms. Schroer-Shaked are also co-trustees of each of the HS Annuity Trust Established August 6, 2010, or the GRAT Trust #1, and the TL Annuity Trust Established August 6, 2010, or the GRAT Trust #2. Each of the GRAT Trust #1 and the GRAT Trust #2 hold more than 5% of our common stock.

Daniel Griesemer. Mr. Griesemer is our President and Chief Executive Officer and a member of our board of directors.

Seth Johnson and Janet Kerr. Mr. Johnson and Ms. Kerr are members of our board of directors.

“S” Corporation Distribution

Prior to the completion of this offering, World of Jeans & Tops, our wholly owned operating subsidiary upon completion of this offering, will terminate its “S” Corporation status and it will become a “C” Corporation for U.S. federal and state income tax purposes. Prior to the termination of the “S” Corporation status of World of Jeans & Tops, it will distribute to its existing shareholders, in proportion to their ownership of shares, notes in an aggregate principal amount equal to approximately $         million, or 100% of World of Jeans & Tops’ undistributed taxable income from the date of its formation up to the date of termination of its “S” Corporation status. Upon the completion of this offering, we will use approximately $         million from the net proceeds from this offering to pay in full the principal amount of these undistributed earnings notes as described under “Use of Proceeds”. The shareholders and the amounts payable to each shareholder and their respective related trusts are as follows:

Shareholder	Distribution
Hezy Shaked	$
Tilly Levine	$
GRAT Trust #1	$
GRAT Trust #2	$

Tax Indemnification Agreements

Prior to or upon the completion of this offering, we will enter into certain tax indemnification agreements with each of our existing stockholders who were also the shareholders of World of Jeans & Tops prior to termination of its “S” Corporation status: the Hezy Shaked Living Trust, the Tilly Levine Separate Property Trust, the GRAT Trust #1 and the GRAT Trust #2. Pursuant to such tax indemnification agreements, we will agree to indemnify, defend and hold harmless each such shareholder on an after-tax basis against additional income taxes, plus interest and penalties resulting from adjustments made, as a result of a final determination made by a competent tax authority, to the taxable income World of Jeans & Tops reported as an “S” Corporation. Such agreement will also provide that we defend and hold harmless such shareholders against any losses, costs or expenses, including reasonable attorneys’ fees, arising out of a claim for such tax liability.

Certain Employees of the Company

We employ Ms. Levine as our Vice President of Vendor Relations. In fiscal year 2010, Ms. Levine received base compensation of $220,000 and other compensation in the amount of $29,605, which included personal travel expenses, use of a company car and insurance payments, tax services and 401(k) matching contributions. Ms. Levine also participated in our health and wellness program available to all other employees.

We employ Amy Shaked as our Fashion Coordinator in the Merchandising Department. In fiscal year 2010, Ms. Shaked received base compensation of $137,900, a one-time cash bonus of $150,000 and other compensation in the amount of $7,115 which included use of a company car and insurance payments, tax services and 401(k) matching contributions. Ms. Shaked also participated in our health and wellness program available to all other employees.

We employ Netta Schroer-Shaked as an e-Commerce Assistant. In fiscal year 2010, Ms. Schroer-Shaked received base compensation of $41,600, a one-time cash bonus of $30,000 and other compensation in the amount of $1,193, which included tax services and 401(k) matching contributions. Ms. Schroer-Shaked also participated in our health and wellness program available to all other employees.

Leasing Arrangements

We lease approximately 172,000 square feet for our corporate headquarters and distribution center located at 10 Whatney and 12 Whatney, Irvine, California, from Shaked Holdings, the sole owners of which are Mr. Shaked and Ms. Levine. This lease began January 1, 2003 and expires December 31, 2012, with multiple options to renew thereafter. The lease provides for an initial base monthly lease payment of $120,627, which is adjusted annually based upon the Los Angeles/Anaheim/Riverside Urban Consumer Price Index, not to exceed 7% in any one annual increase. As of July 30, 2011, our monthly lease payment was $150,145. Prior to signing the lease, we received an independent market analysis regarding these properties and, therefore, we believe the terms of this lease are reasonable and are not materially different than terms we would have obtained from an unaffiliated third party.

On September 2, 2011, we entered into a lease for approximately 26,000 square feet of office and warehouse space located at 11 Whatney, Irvine, California with Amnet Holdings, LLC. Mr. Shaked is the sole member of Amnet Holdings. This property is currently being constructed by the landlord, and construction is expected to be completed during the first half of fiscal year 2012. We intend to use this property as our e-commerce distribution center. Our lease terminates ten years from the earlier of (i) the date the building is substantially completed or (ii) the date we can access the building and begin tenant improvements. The lease provides for base monthly payments of $27,037 which adjust annually based upon the Los Angeles/Anaheim/Riverside Urban Consumer Price Index, not to exceed 7%, but a minimum of 3%, in any one annual increase. We are not required to make lease payments until access to the property has been granted to begin tenant improvements. Prior to signing the lease, we received an independent market analysis regarding this property and therefore we believe the terms of this lease are reasonable and are not materially different than terms we would have obtained from an unaffiliated third party.

We also lease approximately 24,000 square feet of office and warehouse space located at 15 Chrysler, Irvine, California, from Amnet Holdings. This lease began November 1, 2010 and expires October 31, 2014. The lease provides for an initial base monthly lease payment of $15,562, which increases every 12 months at $0.03 per square foot. As of July 30, 2011, our monthly lease payment was $15,562. We sublease approximately 17,000 square feet of this space to an unrelated third party. The sublease began on December 1, 2010 and terminates on May 31, 2014. The sublease provides for an initial base monthly lease payment of $11,223, which increases annually at a rate of $0.03 per square foot. Prior to signing the lease, we received an independent market analysis regarding this property and, therefore, we believe the terms of this lease are reasonable and are not materially different than terms we would have obtained from an unaffiliated third party.

The lease for the property at 15 Chrysler is accounted for as an operating lease. With respect to the lease for the properties at 10 Whatney and 12 Whatney, the land component is accounted for as an operating lease and the building component is accounted for as a capital lease. As of July 30, 2011, future minimum rental commitments under the portion of these related party leases accounted for as operating leases were approximately $6,192,000 in the aggregate. As of July 30, 2011, future minimum lease payments under the portion of the related party lease for 10 and 12 Whatney accounted for as a capital lease were approximately $6,030,000 in the aggregate.

Consulting Fees

We entered into independent contractor agreements with each of Ms. Kerr and Mr. Johnson in July 2008 to serve as a consultant to our management and board of directors. In connection with these agreements, these individuals received the following compensation:

	Janet Kerr	Seth Johnson
2008	$3,000	$3,000
2009	$6,000	$7,000
2010	$6,500	$6,500

These independent contractor agreements with Ms. Kerr and Mr. Johnson were terminated prior to their appointment to our board of directors.

In addition, Ms. Kerr and Mr. Johnson were each granted stock options in April 2009 to purchase 7,500 shares of the company’s common stock at a price of $6.45 per share. These options vest in four equal annual installments with the first vesting date having occurred on July 3, 2009 for Ms. Kerr and July 9, 2009 for Mr. Johnson. We must complete an initial public offering before any vested stock options become exercisable.

Loan Guaranty

The company provided a guaranty of the loan obtained by Shaked Holdings for its purchase of the properties at 10 Whatney and 12 Whatney. The initial principal amount of the loan was $9.2 million. As of January 29, 2011, the outstanding balance of the loan was $5.3 million. As of March 9, 2011, the financial institution holding the mortgage guaranty cancelled the guaranty.

Offer Letter with Daniel Griesemer

Pursuant to the offer letter entered into between us and Mr. Griesemer dated January 15, 2011, Mr. Griesemer will be nominated to serve as a member of our board of directors, subject to any legal limitations, upon consummation of our initial public offering. For more information regarding the terms of our offer letter with Mr. Griesemer, including compensation payable pursuant thereto, see the discussion included in “Executive Compensation—Employment Agreements and Severance Benefits”.

Indemnification Agreements

We expect to enter into indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide that, subject to limited exceptions, and among other things, we will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer. See “Description of Capital Stock—Limitations on Liability and Indemnification Matters” for a general description of these agreements.

Review, Approval or Ratification of Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy for the evaluation of and the approval, disapproval and monitoring of transactions involving us and “related persons.” For the purposes of the policy, “related persons” will include our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our outstanding common stock.

Our related person transactions policy will require:

•

that any transaction in which a related person has a material direct or indirect interest and which exceeds $120,000, such transaction referred to as a “related person transaction,” and any material amendment or modification to a related person transaction, be evaluated and approved or ratified by our audit committee or by the disinterested members of the audit committee; and

•

that any employment relationship or transaction involving an executive officer and any related compensation solely resulting from that employment relationship or transaction must be approved by the compensation committee of our board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the audit committee or the disinterested members of the audit committee, as applicable, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the audit committee or the disinterested members of the audit committee, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness;

•

management must advise the audit committee or the disinterested members of the audit committee, as applicable, as to whether the related person transaction will be required to be disclosed in our SEC filings. To the extent it is required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with SEC rules; and

•

management must advise the audit committee or the disinterested members of the audit committee, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of Sarbanes-Oxley.

In addition, the related person transaction policy will provide that the audit committee, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent”, “outside” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the NYSE and the Code.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of          and as adjusted to reflect the sale of our Class A common stock offering by this prospectus for:

•	each person known to us to own beneficially more than 5% of our outstanding common stock;

•	each of our executive officers named in the summary compensation table;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the shares. Except as indicated by footnote, each stockholder identified in the table possesses sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder.

The table below assumes the completion of the Reorganization Transaction and the         -for-         stock split of our Class A common stock and Class B common stock. Assuming the issuance of          shares of our Class A common stock in this offering, there will be          shares of Class A common stock and          shares of Class B common stock outstanding after this offering. Percentage of ownership is based on          shares of common stock outstanding on          and          shares of common stock outstanding after completion of this offering.

Unless otherwise indicated in the footnotes, the address of each of the individuals named below is: c/o Tilly’s, Inc., 10 Whatney, Irvine, California, 92618.

Name of Beneficial Owner	Shares of common stock beneficially owned immediately prior to this offering				Shares of common stock beneficially owned after this offering, with no over- allotment				Voting power with no over- allotment option	Shares of common stock beneficially owned after this offering with over- allotment option				Voting power with over- allotment option
	Shares(4)	Options(5)	Total	Percent	Shares	Options	Total	Percent		Shares	Options	Total	%
5% Stockholders not listed below:
Hezy Shaked Trust(1)	10,000,000	0	10,000,000	48%
Tilly Levine Trust(2)	6,000,000	0	6,000,000	29%
HS Annuity Trust(3)	2,000,000	0	2,000,000	10%
TL Annuity Trust(3)	2,000,000	0	2,000,000	10%
Directors:
Hezy Shaked	(1)(2)	0	(1)(2)	%
Daniel Griesemer	0	0	0	—
Seth Johnson	0	5,625	5,625	*
Janet Kerr	0	5,625	5,625	*
Bernard Zeichner	0	0	0	—
Named Executive Officers
Bill Langsdorf	0	185,000	185,000	1%
Craig DeMerit	0	47,500	47,500	*
All executive officers and directors as a group (7 persons)	16,000,000	243,750	16,243,750	78%

*	Represents less than 1%.
(1)	Hezy Shaked is the trustee of the Hezy Shaked Living Trust established May 18, 1999 and controls the voting rights of these shares of common stock.
(2)	Tilly Levine is the trustee of the Tilly Levine Separate Property Trust established March 31, 2004. Ms. Levine has entered into a voting trust agreement granting Mr. Shaked the rights to vote these shares of common stock.
(3)	Amy Shaked and Netta Schroer-Shaked are co-trustees of the HS Annuity Trust established August 6, 2010 and the TL Annuity Trust established August 6, 2010, and have the ability to vote these shares of common stock.
(4)	All shares identified in this column are shares of our Class B common stock.
(5)	Represents vested options that will not become exercisable for Class A common stock until consummation of an initial public offering and unvested options that will vest within 60 days of the date above.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our certificate of incorporation and bylaws. The following is only a summary and is qualified by applicable law and by the provisions of the certificate of incorporation and bylaws, copies of which are available as set forth under the caption entitled “Where You Can Find Additional Information”.

Upon consummation of this offering, our authorized capital stock will consist of 145,000,000 shares, 100,000,000 of which are designated Class A common stock with a par value of $0.001 per share, 35,000,000 of which are designated Class B common stock with a par value of $0.001 per share and 10,000,000 of which are designated as preferred stock with a par value of $0.001 per share. Upon completion of this offering,          shares of Class A common stock and          shares of Class B common stock, or          shares of Class A common stock and          shares of Class B common stock if the underwriters fully exercise their option to purchase additional shares, and no shares of preferred stock, will be issued and outstanding.

Reorganization Transaction

Tilly’s, Inc. is a newly formed Delaware corporation that has not, prior to the completion of the Reorganization Transaction, conducted any activities other than those incident to its formation and the preparation of this prospectus. Tilly’s, Inc. was formed solely for the purpose of becoming the parent corporation to World of Jeans & Tops and completing this offering.

On                     , all four shareholders of World of Jeans & Tops exchanged all of their equity interests in World of Jeans & Tops for shares of Tilly’s, Inc. Class B common stock on a one-for-one basis, and existing options to purchase World of Jeans & Tops common stock were exchanged for options to purchase Tilly’s, Inc. Class A common stock. As part of the Reorganization Transaction and prior to the consummation of this initial public offering, we effectuated a     -for-    stock split of our Class B common stock and our Class A common stock. In connection with the Reorganization Transaction, World of Jeans & Tops distributed to its existing shareholders, in proportion to their ownership, notes in an aggregate principal amount equal to approximately $         million, or 100% of its undistributed taxable income from the date of its formation up to the date of termination of its “S” Corporation status. This was a final distribution to its “S” Corporation shareholders resulting from the termination of its “S” Corporation status. Upon the completion of this offering, we will use approximately $         million of the net proceeds from this offering, to pay in full the principal amount of these undistributed earnings notes as described under “Use of Proceeds”. Upon completion of the Reorganization Transaction, World of Jeans & Tops will become our wholly owned subsidiary, its “S” Corporation status will terminate automatically, and it will be treated as a “C” Corporation.

Common Stock

Our certificate of incorporation divides our common stock into two classes of common stock, Class A common stock and Class B common stock. Holders of Class A common stock and Class B common stock have identical rights, except with respect to voting and conversion as further described below. The holders of Class A common stock are entitled to one vote per share held of record and holders of Class B common stock are entitled to 10 votes per share held of record on all matters submitted to a vote of stockholders, including the election of directors. Except as may be provided with respect to shares of preferred stock, the holders of our common stock will possess the exclusive voting power.

Holders of our common stock will have no preference, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities.

Voting Rights

On all matters on which the holders of our common stock are entitled to vote, the holders of the Class A common stock and the Class B common stock vote together as a single class. Holders of Class A common stock are entitled to one vote for each share held of record and holders of Class B common stock are entitled to 10 votes for each share held of record on all matters submitted to a vote of stockholders. See “Risk Factors—Risks Related to this Offering and Ownership of Our Class A Common Stock—Our founders control a majority of the voting power of our common stock, which may prevent other stockholders from influencing corporate decisions and may result in conflicts of interest that cause the price of our Class A common stock to decline.” Holders of our common stock will not have cumulative voting rights, which means that in the election of directors, the holders of shares of common stock representing a plurality of the votes cast can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors. Our stockholders cannot amend, alter or repeal any provision of our bylaws without the affirmative vote of two thirds of all stockholders voting together as a single class.

Conversion

Shares of Class B common stock will convert automatically into a like number of shares of Class A common stock as follows:

•

The number of shares of Class A common stock and Class B common stock beneficially owned by Hezy Shaked and any Hezy Shaked Entity, in the aggregate, represents less than 15.0% of the total aggregate number of shares of Class A common stock and Class B common stock outstanding; and

•	The death of Hezy Shaked or Mr. Shaked’s ceasing to be affiliated with us in any capacity as a result of a permanent disability.

In addition, shares of Class B common stock that are transferred after this offering will automatically convert into a like number of shares of Class A common stock, other than transfers to a Hezy Shaked Entity.

For purposes of our certificate of incorporation, a “Hezy Shaked Entity” is:

•	any not-for-profit corporation controlled by Hezy Shaked, Tilly Levine or the children of Hezy Shaked and Tilly Levine, or any combination thereof;

•

any other corporation if at least 66% of the value and voting power of its outstanding equity is owned by Hezy Shaked, Tilly Levine or the children of Hezy Shaked and Tilly Levine, or any combination thereof;

•

any partnership if at least 66% of the value and voting power of its partnership interests are owned by Hezy Shaked, Tilly Levine or the children of Hezy Shaked and Tilly Levine, or any combination thereof;

•

any limited liability or similar company if at least 66% of the value and voting power of the company and its membership interests are owned by Hezy Shaked, Tilly Levine or the children of Hezy Shaked and Tilly Levine; or

•

any trust the primary beneficiaries of which are Hezy Shaked, Tilly Levine or the children of Hezy Shaked and Tilly Levine and/or charitable organizations, which if the trust is a wholly charitable trust, at least 66% of the trustees of such trust are appointed by Hezy Shaked, Tilly Levine or the children of Hezy Shaked and Tilly Levine.

Dividend Rights

The holders of our common stock are entitled to receive pro rata such lawful dividends when, if and as may be declared from time to time by our board of directors out of funds legally available for payment. However, such dividends would be subject to preferences that may be applicable to the holders of any outstanding shares of our preferred stock. See “Dividend Policy”.

Liquidation

In the event of a liquidation, dissolution or winding up of the affairs of our company, whether voluntary or involuntary, the holders of our common stock will be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. Any such pro rata distribution would be subject to the rights of the holders of any outstanding shares of our preferred stock.

Rights and Preferences

The shares of our common stock have no preemptive rights, no redemption or sinking fund provisions and are not liable for further call or assessment. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future. The outstanding shares of our common stock are, and all shares of common stock to be issued in this offering will be, non-assessable.

Preferred Stock

As of August 31, 2011, we had no shares of preferred stock outstanding. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Accordingly, our board of directors, without stockholder approval, may issue preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our Class A common stock, may adversely affect the voting and other rights of the holders of our common stock, and could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. See “Anti-takeover Effects of Certain Provisions of Delaware Law and Charter Provisions”. At present, we have no plans to issue any shares of preferred stock following this offering.

Anti-takeover Effects of Certain Provisions of Delaware Law and Charter Provisions

Section 203 of the General Corporation Law of the State of Delaware

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL. In general, Section 203 of the DGCL prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and our bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•

Board of Director Vacancies. Our certificate of incorporation and bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with their own nominees.

•

Classified Board. Our certificate of incorporation provides that our board of directors will consist of a single class with each director serving a one-year term until such time as all shares of our Class B common stock are converted to Class A common stock or otherwise cease to be outstanding. At that time, our board of directors will be divided into three classes in the manner provided by our certificate of incorporation. After the directors in each class serve for the initial terms as provided for in our certificate of incorporation, each class will serve for a staggered three-year term.

•

Stockholder Action; Special Meeting of Stockholders. Our certificate of incorporation provides that our stockholders will not be permitted to cumulate their votes for the election of directors. Further, special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors or our President and Chief Executive Officer.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•

Issuance of Undesignated Preferred Stock. Our certificate of incorporation provides that our board of directors have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•

Bylaw Amendments. Stockholders will be permitted to amend our bylaws only upon receiving at least 66 2/3% of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class. Our certificate of incorporation authorizes our board of directors to modify, alter or repeal our bylaws.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may suppress fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Limitation on Liability and Indemnification Matters

As permitted by the DGCL, our certificate of incorporation limits the personal liability of our directors. Consequently, directors will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability due to:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or involving intentional misconduct or a knowing violation of law;

•	any transaction from which the director derived an improper personal benefit; or

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions.

In addition, our bylaws provide that:

•	our board of directors is authorized to indemnify our directors, officers, employees and agents, to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•

we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, certain officers, employees and agents, in connection with legal proceedings, subject to limited exceptions.

In addition, we intend to enter into agreements with each of our directors and executive officers to provide that, subject to limited exceptions and among other things, we will indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person’s services as our director or executive officer. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Currently, there is no pending litigation or proceeding involving any of our directors or executive officers for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification. We also currently have directors’ and officers’ liability insurance.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions and the indemnification agreements are necessary to attract and retain talented and experienced directors and officers.

National Market Listing

We intend to apply to list our Class A common stock for quotation on the NYSE under the symbol “TLYS”.

Transfer Agent and Registrar

We have retained the services of Continental Stock Transfer & Trust Company to act as our transfer agent and registrar immediately following the completion of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock. Although we intend to apply to have our Class A common stock quoted on the NYSE, we cannot assure you that there will be an active market for our Class A common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of          shares of common stock, including          shares of Class A common stock and          shares of Class B common stock, assuming no exercise of outstanding options. All of the shares being sold in this offering will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining          shares of our common stock that are outstanding upon completion of this offering will be “restricted securities” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 under the Securities Act, which rules are summarized below. These remaining shares of common stock upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described in “Underwriting”, taking into account the provisions of Rules 144 and 701 under the Securities Act.

Each share of Class B common stock will be convertible at any time, at the option of the holder, into one share of Class A common stock. Each share of Class B common stock shall convert automatically into one share of Class A common stock upon transfer, with limited exceptions.

Rule 144

Pursuant to Rule 144, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction (whether or not current public information about us is available). A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates of shares acquired after this offering will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner of sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock issued or reserved for issuance under our 2011 Plan or 2007 Plan. The first such registration statement is expected to be filed shortly after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

Each of our executive officers and directors and the Shaked and Levine family entities have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except, in our case, for the issuance of common stock upon exercise of options under existing option plans. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriting”.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our Class A common stock. This discussion is not a complete analysis of all of the potential U.S. federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

This discussion is limited to non-U.S. holders who purchase our Class A common stock issued pursuant to this offering and who hold such common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships or other pass-through entities;

•	real estate investment trusts;

•	traders in securities that elect to mark to market;

•	broker-dealers or dealers in securities or currencies;

•	U.S. expatriates;

•	“controlled foreign corporations,” “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that own, or are deemed to own, more than five percent (5%) of our outstanding common stock (except to the extent specifically set forth below);

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons subject to the alternative minimum tax; or

•	persons that hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE

PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership holds the common stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common stock should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the common stock.

Distributions on Our Common Stock

We do not anticipate paying dividends on our common stock after the completion of this offering. However, if we make cash or other property distributions on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s tax basis in the common stock, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a non-U.S. holder’s tax basis in its shares will be taxable as capital gain realized on the sale or other disposition of the common stock and will be treated as described under “Dispositions of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form, or in the case of payments made outside the United States to an offshore account, other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury Regulations) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends paid on our common stock that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Any dividends paid on our common stock that are effectively connected with a non-U.S. holder’s U.S. trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Dispositions of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.;

•	the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “U.S. real property interest” by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the U.S. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our non-United States real property interests, there can be no assurance that we are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock will not be subject to tax if such class of stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such non-U.S. holder owned, actually or constructively, 5% or less of such class of our stock throughout the shorter of the five-year period ending on the date of the sale or exchange or the non-U.S. holder’s holding period for such stock. We expect our common stock to be “regularly traded” on an established securities market, although we cannot guarantee it will be so traded. If gain on the sale or other taxable disposition of our stock were subject to taxation under the third bullet point above, the non-U.S. holder would be subject to regular United States federal income tax with respect to such gain in generally the same manner as a United States person.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount, if any, of tax withheld with respect to those distributions. These information reporting requirements will apply in certain circumstances even if no withholding is required, such as where the distributions are effectively connected with the holder’s conduct of a U.S. trade or business or withholding is reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Unless a non-U.S. holder complies with certification procedures to establish that it is not a U.S. person, information returns may be filed with the IRS in connection with, and the non-U.S. holder may be subject to backup withholding on the proceeds from, a sale or other disposition of our common stock. The certification procedures described in the above paragraph will satisfy these certification requirements as well.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax Relating to Foreign Accounts

An additional withholding tax will apply to certain types of payments made after December 31, 2012 to certain “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities. Specifically, a 30% withholding tax will be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non-financial entity after such date, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, unless it meets certain requirements, it generally must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Prospective investors should consult their tax advisors regarding these rules.

UNDERWRITING

Tilly’s and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
Piper Jaffray
William Blair & Company, L.L.C.
Stifel Nicolaus & Company, Incorporated

Total

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financial and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various other financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of Tilly’s. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Miller Buckfire & Co., LLC, a FINRA member, has acted as our financial advisor in connection with our preparation for this offering. Miller Buckfire’s services have included, among other things, (i) analyzing our business, condition and financial position, (ii) advising us on the structure of the offering, (iii) preparing and implementing a plan for identifying and selecting appropriate participants in the underwriting syndicate, (iv) advising us on the preparation of financial and other information for potential underwriters, (v) evaluating proposals that were received from potential underwriters and (vi) determining various offering logistics. Miller Buckfire is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Miller Buckfire will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking. We have agreed to pay Miller Buckfire a fee of $         for their services, or $         if the underwriters fully exercise their option to purchase additional shares (based on the mid-point of the price range set forth on the cover page of this prospectus).

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares of Class A common stock than the total number set forth in the table above, the underwriters have an option to buy up to an additional          shares of Class A common stock from Tilly’s to cover such sales. They may exercise that option for 30 days. If any shares of Class A common stock are purchased pursuant to this option, the underwriters will severally purchase shares of Class A common stock in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts to be paid to the underwriters by Tilly’s. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares of Class A common stock.

	No Exercise	Full Exercise
Per share	$	$
Total by us

Shares of Class A common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. If all the shares of Class A common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares of Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Tilly’s and its officers, directors and holders of substantially all of its common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. This agreement does not apply to any existing employee benefit plans and the issuance of common stock in connection with the Reorganization Transaction. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period Tilly’s issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, Tilly’s announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the Class A common stock. The initial public offering price for the Class A common stock has been negotiated among Tilly’s and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were Tilly’s historical performance, estimates of the business potential and earnings prospects of Tilly’s, an assessment of Tilly’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our Class A common stock for quotation on the NYSE under the symbol “TLYS”. In order to meet one of the requirements for listing the Class A common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Tilly’s in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them.

“Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorized person, apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Issuer, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This offering memorandum relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This offering memorandum is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this offering memorandum nor taken steps to verify the information set forth herein and has no responsibility for the offering memorandum. The securities to which this offering memorandum relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this offering memorandum you should consult an authorized financial advisor.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $         million. The underwriters have agreed to reimburse us for a portion of our out-of-pocket expenses in connection with this offering in an amount equal to $         or $         if the underwriters fully exercise their option to purchase additional shares (based on the mid-point of the price range set forth on the cover page of this prospectus).

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California. The validity of shares of Class A common stock offered hereby will be passed upon for the underwriters by Sullivan & Cromwell LLP, Los Angeles, California.

EXPERTS

The financial statements of World of Jeans & Tops dba Tilly’s as of January 30, 2010 and January 29, 2011, and for each of the three fiscal years in the period ended January 29, 2011 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statement of Tilly’s, Inc. as of May 4, 2011 (date of inception), included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the Class A common stock offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the Class A common stock offered by this prospectus, we refer you to the registration statement, exhibits and schedules.

Anyone may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Upon the completion of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act applicable to a company with securities registered pursuant to Section 12 of the Exchange Act. In accordance therewith, we will file proxy statements and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference facilities and website of the SEC referred to above. We maintain a website at www.tillys.com. Upon the completion of this offering, you may access our reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on our website does not constitute part of, and is not incorporated by reference into, this prospectus.

INDEX TO FINANCIAL STATEMENTS

World of Jeans & Tops dba Tilly’s
Balance Sheets as of January 29, 2011 and July 30, 2011 (unaudited)	F-2
Statements of Operations for the Twenty-Six Weeks Ended July 31, 2010 and July 30, 2011 (unaudited)	F-3
Statement of Shareholders’ Equity for the Twenty-Six Weeks Ended July 30, 2011 (unaudited)	F-4
Statements of Cash Flows for the Twenty-Six Weeks Ended July 31, 2010 and July 30, 2011 (unaudited)	F-5
Notes to Financial Statements as of January 29, 2011 and July 30, 2011 and the Twenty-Six Weeks Ended July 31, 2010 and July 30, 2011 (unaudited)	F-6
Report of Independent Registered Public Accounting Firm	F-12
Balance Sheets as of January 30, 2010 and January 29, 2011	F-13
Statements of Operations for the Fiscal Years Ended January 31, 2009, January 30, 2010, and January 29, 2011	F-14
Statements of Shareholders’ Equity for the Fiscal Years Ended January 31, 2009, January 30, 2010 and January 29, 2011	F-15
Statements of Cash Flows for the Fiscal Years Ended January 31, 2009, January 30, 2010, and January 29, 2011	F-16
Notes to Financial Statements as of January 30, 2010 and January 29, 2011 and the Fiscal Years Ended January 31, 2009, January 30, 2010 and January 29, 2011	F-17

Tilly’s, Inc.
Report of Independent Registered Public Accounting Firm	F-31
Statement of Financial Position as of May 4, 2011	F-32
Notes to Financial Statement as of May 4, 2011	F-33

Tilly’s, Inc. is a newly formed entity and its only asset is its investment in World of Jeans & Tops dba Tilly’s. For additional information regarding the reorganization of World of Jeans & Tops, refer to the “Reorganization” sections on pages F-7 and F-33.

WORLD OF JEANS & TOPS dba TILLY’S

BALANCE SHEETS

(In thousands, except per share data)

(Unaudited)

	January 29, 2011	July 30, 2011	Pro Forma Shareholders’ Equity July 30, 2011 (Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$29,338	$30,952
Receivables	4,301	5,964
Merchandise inventories	33,503	45,239
Prepaid expenses and other current assets	4,257	5,192

Total current assets	71,399	87,347
Property and equipment, net	58,185	60,141
Other assets	1,390	2,318

Total assets	$130,974	$149,806

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14,717	$27,977
Deferred revenue	4,125	3,030
Accrued compensation and benefits	4,174	5,632
Accrued expenses	11,168	12,168
Current portion of deferred rent	2,680	3,188
Current portion of capital lease obligation/related party	628	648

Total current liabilities	37,492	52,643
Long-term portion of deferred rent	26,752	27,216
Long-term portion of capital lease obligation/related party	4,638	4,309

Total long-term liabilities	31,390	31,525

Total liabilities	68,882	84,168
Commitments and contingencies (Note 7)

Shareholders’ equity:
Common stock, $0.001 par value; 21,600 shares authorized, 20,000 shares issued and outstanding	20	20
Additional paid-in capital	150	150
Retained earnings	61,922	65,468

Total shareholders’ equity	62,092	65,638

Total liabilities and shareholders’ equity	$130,974	$149,806

The accompanying notes are an integral part of these financial statements.

WORLD OF JEANS & TOPS dba TILLY’S

STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(Unaudited)

	Twenty-Six Weeks Ended
	July 31, 2010	July 30, 2011
Net sales	$134,397	$170,391
Cost of goods sold (includes buying, distribution, and occupancy costs)	97,009	118,464

Gross profit	37,388	51,927
Selling, general and administrative expenses	34,964	43,401

Operating income	2,424	8,526
Interest expense, net	138	101

Income before provision for income taxes	2,286	8,425
Provision for income taxes	30	96

Net income	$2,256	$8,329

Basic income per common share	$0.11	$0.42
Diluted income per common share	$0.11	$0.41
Weighted average basic common shares outstanding	20,000	20,000
Weighted average diluted common shares outstanding	20,049	20,433

Pro forma income information (Note 1):
Historical income before provision for income taxes	$2,286	$8,425
Pro forma provision for income taxes	914	3,370

Pro forma net income	$1,372	$5,055

Pro forma basic income per common share	$0.07	$0.25
Pro forma diluted income per common share	$0.07	$0.25

The accompanying notes are an integral part of these financial statements.

WORLD OF JEANS & TOPS dba TILLY’S

STATEMENT OF SHAREHOLDERS’ EQUITY

(In thousands)

(Unaudited)

			Additional Paid-in Capital	Retained Earnings	Total
	Common stock
	Shares	Amount
Balance January 29, 2011	20,000	$20	$150	$61,922	$62,092
Net income	—	—	—	8,329	8,329
Distributions	—	—	—	(4,783)	(4,783)

Balance July 30, 2011	20,000	$20	$150	$65,468	$65,638

The accompanying notes are an integral part of these financial statements.

WORLD OF JEANS & TOPS dba TILLY’S

STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Twenty-Six Weeks Ended
	July 31, 2010	July 30, 2011
Cash flows from operating activities
Net income	$2,256	$8,329
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,177	7,491
Loss on disposal of equipment	90	197
Changes in operating assets and liabilities:
Receivables	(2,159)	(1,664)
Merchandise inventories	(15,895)	(11,736)
Prepaid expenses and other assets	(1,195)	(1,862)
Accounts payable	13,122	13,260
Accrued expenses	4,206	80
Accrued compensation and benefits	(8)	1,458
Deferred rent	1,788	973
Deferred revenue	(924)	(1,096)

Net cash provided by operating activities	8,458	15,430

Cash flows from investing activities
Purchase of property and equipment	(9,015)	(8,742)
Proceeds from disposal of property and equipment	—	18

Net cash used in investing activities	(9,015)	(8,724)

Cash flows from financing activities
Payment of capital lease obligation	(291)	(309)
Distributions	(7,030)	(4,783)

Net cash used in financing activities	(7,321)	(5,092)

Change in cash and cash equivalents	(7,878)	1,614
Cash and cash equivalents, beginning of period	25,705	29,338

Cash and cash equivalents, end of period	$17,827	$30,952

Supplemental disclosures of cash flow information
Interest paid	$8	$8
Income taxes paid	$96	$71
Supplemental disclosure of non-cash activities
Unpaid purchases of property and equipment	$234	$1,517

The accompanying notes are an integral part of these financial statements.

WORLD OF JEANS & TOPS dba TILLY’S

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

1. Nature of Business and Summary of Significant Accounting Policies

World of Jeans & Tops dba Tilly’s (“Tilly’s” or the “Company”) operates a chain of specialty retail stores featuring casual clothing, footwear and accessories for teens and young adults. The Company operated a total of 125 and 131 stores as of January 29, 2011 and July 30, 2011, respectively. The stores are located in malls, power, neighborhood and lifestyle centers, outlets and street-front locations in Arizona, California, Colorado, Delaware, Florida, Maryland, Nevada, New Jersey, New York, Pennsylvania and Virginia. Tilly’s customers may also shop online at www.tillys.com, where the Company features a similar assortment of product as is carried in Tilly’s stores.

Fiscal Year

The Company’s fiscal year ends on the Saturday closest to January 31.

Comprehensive Income

The Statement of Comprehensive Income has been excluded from these financial statements as comprehensive income equals net income.

Segment Reporting

Accounting principles generally accepted in the U.S. (“GAAP”) has established guidance for reporting information about a company’s operating segments, including disclosures related to a company’s products and services, geographic areas and major customers. The Company has aggregated its net sales generated from its retail stores and e-commerce store into one operating segment. The operating segment is aggregated as it has a similar class of customer, nature of products and production processes, as well as similar economic characteristics. All of the Company’s identifiable assets are in the U.S.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Unaudited Pro Forma Balance Sheet Information

The unaudited pro forma balance sheet information gives effect to (i) the Company’s issuance of the undistributed taxable earnings notes to its existing shareholders in the aggregate principal amount equal to 100% of the undistributed taxable income from the date of formation up to the date of termination of its “S” Corporation status, as a final distribution resulting from the termination of the “S” Corporation status, equal to $         , and (ii) a change in net deferred tax assets of approximately $         assuming the “S” Corporation status terminated on             .

Unaudited Pro Forma Income Information

The unaudited pro forma income information gives effect to the anticipated conversion of the Company to a “C” Corporation. Prior to such anticipated conversion, the Company was an “S” Corporation and generally not

WORLD OF JEANS & TOPS dba TILLY’S

NOTES TO FINANCIAL STATEMENTS—(continued)

(Unaudited)

subject to income taxes. The pro forma net income, therefore, includes an adjustment for income tax expense as if the Company had been a “C” Corporation as of the beginning of the twenty-six weeks ended July 31, 2010 at an assumed combined federal, state and local effective income tax rate of 40%, which approximates the calculated effective tax rate for each period.

The unaudited pro forma basic and diluted net income per share is computed using unaudited pro forma net income, as discussed above, and unaudited pro forma weighted average number of common shares (basic and diluted). The unaudited pro forma weighted average number of common shares (basic and diluted) gives effect to the increase in the number of shares which would be sufficient to replace the capital in excess of current year earnings being withdrawn from the anticipated conversion. The pro forma adjustment to weighted average basic common shares for the twenty-six weeks ended July 31, 2010 and July 30, 2011 is            and            , respectively. The pro forma adjustment to weighted average diluted common shares for the thirty-six weeks ended July 31, 2010 and July 30, 2011 is            and            , respectively.

Reorganization

Prior to the consummation of the Company’s initial public offering, the shareholders of World of Jeans & Tops will contribute all of their equity interests in World of Jeans & Tops to Tilly’s, Inc. in return for shares of Tilly’s, Inc. common stock on a one-for-one basis (collectively referred to as the “Reorganization”). As a result of the Reorganization, World of Jeans & Tops will become a wholly owned subsidiary of Tilly’s, Inc. Upon completion of the Reorganization, the only asset of Tilly’s, Inc. will be its investment in World of Jeans & Tops and all of its operations will be conducted through World of Jeans & Tops.

Subsequent to the Reorganization, the Company will also effect a         -for-         stock split of the Class A common stock and Class B common stock. In addition, the Company expects a final “S” Corporation distribution to the Company’s shareholders of undistributed taxable earnings. This is expected to be completed subsequent to the Reorganization.

2. Basis of Presentation and Organization

The accompanying unaudited financial statements include the assets, liabilities, revenues and expenses of the Company. These financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from this report as is permitted by SEC rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. This report should be read in conjunction with the audited financial statements and notes thereto.

In the opinion of management, the accompanying unaudited financial statements contain all normal and recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the interim periods presented. The results of operations for the twenty-six weeks ended July 31, 2010 and July 30, 2011 are not necessarily indicative of results to be expected for the full fiscal year.

WORLD OF JEANS & TOPS dba TILLY’S

NOTES TO FINANCIAL STATEMENTS—(continued)

(Unaudited)

3. Accrued Expenses

At January 29, 2011 and July 30, 2011, accrued expenses consisted of the following (in thousands):

	January 29, 2011	July 30, 2011
Sales and use taxes payable	$4,886	$3,683
Minimum rent and common area maintenance	731	749
Accrued construction	596	1,517
Accrued merchandise returns	510	1,155
Other	4,445	5,064

Total accrued expenses	$11,168	$12,168

4. Financial Instruments

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined under ASC 820 as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. ASC 820 established the following three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value:

•

Level 1—Quoted prices in active markets for identical assets and liabilities. The Company had money market securities within cash and cash equivalents totaling $29.3 million and $27.0 million at January 29, 2011 and July 30, 2011, respectively. These money market securities are reported at fair value utilizing Level 1 inputs, as quoted current market prices are readily available.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company has no other financial instruments that would be considered significant for fair value measurement purposes.

5. Income Taxes

The Company has elected to be taxed under the provisions of subchapter “S” of the Internal Revenue Code for federal and state income tax purposes. Under these provisions, the Company is generally not subject to corporate level income taxes on its taxable income. However, the Company is subject to a 1.5% California franchise tax. As an “S” Corporation, the shareholders are liable for federal and state income taxes on their share of the Company’s taxable income. The provision for income tax in the current period consists primarily of the California franchise tax. The Company generally distributes funds necessary to satisfy the shareholders’ personal income tax liabilities associated with their share of the Company’s taxable income.

The Company recognizes income tax liabilities related to unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes, guidance related to uncertain tax positions and adjusts these liabilities when its

WORLD OF JEANS & TOPS dba TILLY’S

NOTES TO FINANCIAL STATEMENTS—(continued)

(Unaudited)

judgment changes as the result of the evaluation of new information. As of July 30, 2011, there were no material unrecognized tax benefits and the Company does not anticipate that there will be a material change in the balance of the unrecognized tax benefits within the next 12 months. The Company recognizes penalties and interest related to unrecognized tax benefits as income tax expense.

6. Stock-Based Compensation

The Company granted options to purchase 83,500 and 578,000 shares of common stock under the Tilly’s 2007 Stock Option Plan (the “2007 Plan”) during the twenty-six weeks ended July 31, 2010 and July 30, 2011, respectively, at a weighted average grant-date fair value of $5.20 and $8.52 per share, respectively. The Company calculated the unrecognized compensation expense for these stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option pricing model. The following table summarizes the weighted average Black-Scholes fair value assumptions used in the valuation of stock options granted during the twenty-six weeks ended July 31, 2010 and July 30, 2011:

	July 31, 2010	July 30, 2011
Expected option term(1)	5.0 years	5.0 years
Expected volatility factor(2)	61.3%	59.7%
Risk-free interest rate(3)	1.0%	2.2%
Expected annual dividend yield	0.0%	0.0%

(1)	The Company has limited historical information regarding expected option term. Accordingly, the Company determined the expected option term of the awards using the latest historical data available from comparable public companies and management’s expectation of exercise behavior.
(2)	Stock volatility for each grant is measured using the weighted average of historical daily stock price changes of the Company’s competitors’ common stock over the most recent period equal to the expected option term of the Company’s awards.
(3)	The risk-free interest rate is determined using the rate on treasury securities with the same term as the expected option life of the stock option as of the grant date.

All stock options granted under the 2007 Plan contain a performance condition wherein, if they are vested, they only become exercisable upon the consummation of an initial public offering of the Company’s common stock. If the Company had consummated an initial public offering as of July 30, 2011, the Company would have recognized $5.5 million, before any related tax benefit, of cumulative compensation expense, adjusted for estimated forfeitures and related to all outstanding stock options granted to date. An additional $4.2 million of compensation expense relating to all non-vested outstanding stock options granted to date as of July 30, 2011 would then be recognized over the remaining service period of the awards.

7. Commitments and Contingencies

The Company is subject to various claims and contingencies arising in the normal course of business, including those relating to product liability, legal, employee benefit, environmental and other matters. Management believes that the likelihood is remote that any of these claims will have a material effect on the Company’s financial condition as of July 30, 2011 or its results of operations or cash flows for the periods presented.

WORLD OF JEANS & TOPS dba TILLY’S

NOTES TO FINANCIAL STATEMENTS—(continued)

(Unaudited)

8. Net Income Per Share

Net income per share is computed under the provisions of ASC Topic 260, Earnings Per Share. Basic net income per share is based on the weighted average number of common shares outstanding for the period. Diluted net income per share is based on the weighted average number of common shares and potentially dilutive common share equivalents outstanding for the period. Dilutive common share equivalents include shares issuable upon an assumed exercise of outstanding stock options using the “treasury stock” method, whereby proceeds from such exercise and unamortized compensation on share-based awards are assumed to be used by the Company to purchase the common shares at the average market price during the period. Total stock options of 741,500 and 578,000 as of July 31, 2010 and July 30, 2011, respectively, have been excluded from the calculation of diluted earnings per share as the effect of including these options would have been anti-dilutive.

9. Related Parties

The Company leases warehouse space under a noncancellable lease agreement dated November 1, 2010 with a company that is owned by one of the co-founders of Tilly’s. The lease expires on October 31, 2014. The Company incurred rent expense of $0.1 million for the twenty-six weeks ended July 30, 2011 related to this lease.

The Company leases its corporate headquarters and distribution center under a noncancellable lease agreement dated September 21, 2007 with a company that is owned by the co-founders of Tilly’s. This lease expires on December 31, 2012, with multiple options to renew thereafter. The land component of this lease is accounted for as an operating lease and the building component is accounted for as a capital lease. The Company incurred rent expense of $0.4 million during both of the twenty-six week periods ended July 31, 2010 and July 30, 2011 related to this lease.

The Company entered into a noncancellable lease agreement dated September 2, 2011 with a company that is owned by one of the co-founders of Tilly’s. This property is currently being constructed by the landlord, and construction is expected to be completed during the first half of fiscal year 2012. The Company intends to use this property as its e-commerce distribution center. The lease terminates ten years from the earlier of (i) the date the building is substantially completed or (ii) the date the Company can access the building and begin tenant improvements.

10. Line of Credit

The Company has a $15.0 million line of credit with Wells Fargo Bank, NA. Interest is charged either at the bank’s prime rate or at the London Interbank Offered Rate (LIBOR) plus 2.0%, which Tilly’s has the ability to select at the time of the advance. Advances are secured by substantially all of the assets of the Company. As a sub-feature under the line of credit, the bank may issue stand-by and commercial letters of credit up to $10.0 million. As of January 29, 2011 and July 30, 2011 there were no outstanding balances or letters of credit. Tilly’s is required to maintain certain financial and nonfinancial covenants in accordance with the line of credit agreement. These covenants include a number of affirmative and negative covenants, such as restrictions on liens, annual capital expenditures, additional indebtedness, dispositions, dividends or stock repurchases, and changes in the nature of the Company’s business, as well as requirements for certain levels of tangible net worth, liquidity and profitability. At July 30, 2011, the Company was in compliance with all of its covenants and had no outstanding borrowings under the line of credit.

On June 3, 2011, the Company entered into an agreement with Wells Fargo Bank, NA to extend the line of credit through December 31, 2011. All other terms of the agreement were unchanged.

WORLD OF JEANS & TOPS dba TILLY’S

NOTES TO FINANCIAL STATEMENTS—(continued)

(Unaudited)

11. Subsequent Events

As discussed in Note 9, the Company entered into a lease on September 2, 2011 for the future site of its e-commerce distribution center.

The Company evaluated subsequent events through September 7, 2011, the date which the financial statements were issued.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

World of Jeans & Tops dba Tilly’s

Irvine, California

We have audited the accompanying balance sheets of World of Jeans & Tops dba Tilly’s (the “Company”) as of January 30, 2010 and January 29, 2011, and the related statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended January 29, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of World of Jeans & Tops dba Tilly’s as of January 30, 2010 and January 29, 2011, and the results of its operations and its cash flows for each of the three years in the period ended January 29, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Costa Mesa, CA

April 13, 2011

WORLD OF JEANS & TOPS dba TILLY’S

BALANCE SHEETS

(In thousands, except per share data)

	January 30, 2010	January 29, 2011
ASSETS
Current assets:
Cash and cash equivalents	$25,705	29,338
Receivables	2,648	4,301
Merchandise inventories	24,031	33,503
Prepaid expenses and other current assets	3,750	4,257

Total current assets	56,134	71,399
Property and equipment, net	58,779	58,185
Other assets	541	1,390

Total assets	$115,454	$130,974

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,658	$14,717
Deferred revenue	3,639	4,125
Accrued compensation and benefits	3,216	4,174
Accrued expenses	5,841	11,168
Current portion of deferred rent	2,551	2,680
Current portion of capital lease obligation/Related party	590	628

Total current liabilities	26,495	37,492
Long-term portion of deferred rent	23,796	26,752
Long-term portion of capital lease obligation/Related party	5,267	4,638

Total long-term liabilities	29,063	31,390

Total liabilities	55,558	68,882

Commitments and contingencies (Note 10)

Shareholders’ equity:
Common stock, $0.001 par value; 21,600 shares authorized, 20,000 shares issued and outstanding	20	20
Additional paid-in capital	150	150
Retained earnings	59,726	61,922

Total shareholders’ equity	59,896	62,092

Total liabilities and shareholders’ equity	$115,454	$130,974

The accompanying notes are an integral part of these financial statements.

WORLD OF JEANS & TOPS dba TILLY’S

STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	For the Years Ended
	January 31, 2009	January 30, 2010	January 29, 2011
Net sales	$254,983	$282,764	$332,604
Cost of goods sold (includes buying, distribution, and occupancy costs)	172,107	195,430	229,989

Gross profit	82,876	87,334	102,615
Selling, general and administrative expenses	59,043	65,912	77,668

Operating income	23,833	21,422	24,947
Interest income (expense), net	35	(284)	(249)

Income before provision for income taxes	23,868	21,138	24,698
Provision for income taxes	262	275	282

Net income	$23,606	$20,863	$24,416

Basic income per common share	$1.18	$1.04	$1.22
Diluted income per common share	$1.18	$1.04	$1.21
Weighted average basic common shares outstanding	20,000	20,000	20,000
Weighted average diluted common shares outstanding	20,000	20,014	20,098
Pro forma income information (Note 1):
Historical income before provision for income taxes	$23,868	$21,138	$24,698
Pro forma provision for income taxes (unaudited)	9,547	8,455	9,879

Pro forma net income (unaudited)	$14,321	$12,683	$14,819

Pro forma basic income per common share (unaudited)	$0.72	$0.63	$0.74
Pro forma diluted income per common share (unaudited)	$0.72	$0.63	$0.74

The accompanying notes are an integral part of these financial statements.

WORLD OF JEANS & TOPS dba TILLY’S

STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands)

			Additional Paid-in Capital	Retained Earnings	Total
	Common stock
	Shares	Amount
Balance February 2, 2008	20,000	$20	$150	$46,467	$46,637
Net income	—	—	—	23,606	23,606
Distributions	—	—	—	(15,190)	(15,190)

Balance January 31, 2009	20,000	20	150	54,883	55,053
Net income	—	—	—	20,863	20,863
Distributions	—	—	—	(16,020)	(16,020)

Balance January 30, 2010	20,000	20	150	59,726	59,896
Net income	—	—	—	24,416	24,416
Distributions	—	—	—	(22,220)	(22,220)

Balance January 29, 2011	20,000	$20	$150	$61,922	$62,092

The accompanying notes are an integral part of these financial statements.

WORLD OF JEANS & TOPS dba TILLY’S

STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended
	January 31, 2009	January 30, 2010	January 29, 2011
Cash flows from operating activities
Net income	$23,606	$20,863	$24,416
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,923	13,915	14,292
(Gain) loss on disposal of equipment	(2)	784	224
Impairment of long-lived assets	593	—	1,985
Changes in operating assets and liabilities:
Receivables	1,561	662	(2,153)
Merchandise inventories	(2,733)	(3,938)	(9,621)
Prepaid expenses and other assets	(1,042)	(684)	(1,356)
Accounts payable	(4,023)	2,168	4,059
Accrued expenses	4,431	(2,490)	5,327
Accrued compensation and benefits	(475)	788	958
Deferred rent	6,737	3,021	3,085
Deferred revenue	(1,300)	167	486

Net cash provided by operating activities	38,276	35,256	41,702

Cash flows from investing activities
Purchase of property and equipment	(23,406)	(17,514)	(15,674)
Insurance proceeds from casualty loss	—	—	375
Proceeds from disposal of property and equipment	17	3	41

Net cash used in investing activities	(23,389)	(17,511)	(15,258)

Cash flows from financing activities
Payment of capital lease obligation	(521)	(555)	(591)
Distributions	(15,190)	(16,020)	(22,220)

Net cash used in financing activities	(15,711)	(16,575)	(22,811)

Change in cash and cash equivalents	(824)	1,170	3,633
Cash and cash equivalents, beginning of period	25,359	24,535	25,705

Cash and cash equivalents, end of period	$24,535	$25,705	$29,338

Supplemental disclosures of cash flow information
Interest paid	$431	$397	$363
Income taxes paid	$350	$206	$516
Supplemental disclosure of non-cash activities
Unpaid purchases of property and equipment	$3,428	$797	$596

The accompanying notes are an integral part of these financial statements.

WORLD OF JEANS & TOPS dba TILLY’S

NOTES TO FINANCIAL STATEMENTS

1. Description of Company

World of Jeans & Tops dba Tilly’s (“Tilly’s” or the “Company”) operates a chain of specialty retail stores featuring casual clothing, footwear and accessories for teens and young adults. The Company operated a total of 111 and 125 stores as of January 30, 2010, and January 29, 2011, respectively. The stores are located in malls, lifestyle centers, ‘power’ centers, community centers, outlet centers and street-front locations in Arizona, California, Colorado, Delaware, Florida, Maryland, Nevada, New Jersey, New York, Pennsylvania and Virginia. Tilly’s customers may also shop online at www.tillys.com, where the Company features a similar assortment of product as is carried in Tilly’s stores.

Fiscal Year

The Company’s fiscal year ends on the Saturday closest to January 31. Fiscal years 2008, 2009 and 2010 ended on January 31, 2009, January 30, 2010 and January 29, 2011, respectively. Fiscal years 2008, 2009 and 2010 each included 52 weeks.

Unaudited Pro Forma Income Information

The unaudited pro forma income information gives effect to the anticipated conversion of the Company to a “C” Corporation. Prior to such anticipated conversion, the Company was an “S” Corporation and generally not subject to income taxes. The pro forma net income, therefore, includes an adjustment for income tax expense as if the Company had been a “C” Corporation as of February 3, 2008 at an assumed combined federal, state and local effective income tax rate of 40%.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all short-term investments with an initial maturity of 90 days or less when purchased to be cash equivalents.

Merchandise Inventories

Merchandise inventories are comprised of finished goods offered for sale at the Company’s retail stores and online. Inventories are stated at the lower of cost or market using the retail inventory method. An initial markup is applied to inventory at cost in order to establish a cost-to-retail ratio. The Company believes that the retail inventory method approximates cost. Shipping and handling costs for merchandise shipped to customers of $2.0 million, $2.5 million and $3.4 million for the fiscal years ended January 31, 2009, January 30, 2010 and January 29, 2011, respectively, are included in cost of goods sold in the statements of operations.

The Company reviews its inventory levels to identify slow-moving merchandise and generally uses markdowns to clear this merchandise. At any given time, merchandise inventories include items that have been marked down to management’s best estimate of their fair market value at retail price, with a proportionate write-down to the cost of the inventory. Management bases the decision to mark down merchandise primarily upon its current sell-through rate and the age of the item, among other factors. These markdowns may have an adverse impact on earnings, depending on the extent and amount of inventory affected. Markdowns are recorded as an increase to cost of goods sold in the statements of operations. Total markdowns, including permanent and promotional markdowns, on a cost basis were $16.7 million, $20.8 million and $22.8 million in fiscal years 2008, 2009 and 2010, respectively. In addition, the Company accrued $0.4 million and $0.3 million for planned but unexecuted markdowns, including markdowns related to slow moving merchandise, as of January 30, 2010 and January 29, 2011, respectively.

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NOTES TO FINANCIAL STATEMENTS—(continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Furniture, fixtures and equipment are depreciated over five to seven years. Computer software is depreciated over three years. Leasehold improvements and the cost of acquiring leasehold rights are amortized over the lesser of the term of the lease or the estimated useful life of the improvement. The cost of assets sold or retired and the related accumulated depreciation or amortization is removed from the accounts with any resulting gain or loss included in net income.

Repairs and maintenance costs are charged directly to expense as incurred. Major renewals, replacements and improvements that substantially extend the useful life of an asset are capitalized and depreciated.

Impairment of Long-Lived Assets

Impairments are recorded on long-lived assets used in operations whenever events or changes in circumstances indicate that the net carrying amounts may not be recoverable. Factors considered important that could result in an impairment review include, but are not limited to, significant underperformance relative to historical or planned operating results, significant changes in the manner of use of the assets or significant changes in the Company’s business strategies. An evaluation is performed using estimated undiscounted future cash flows from operating activities compared to the carrying value of related assets for the individual stores. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized for the difference between the carrying value and the estimated fair value of the assets based on the discounted cash flows of the assets using a rate that approximates the Company’s weighted average cost of capital.

At least quarterly, the Company assesses whether events or changes in circumstances have occurred that potentially indicate the carrying value of long-lived assets may not be recoverable. The Company’s evaluations during fiscal years 2008 and 2010 indicated that operating losses or insufficient operating income existed at certain retail stores, with a projection that the operating losses or insufficient operating income for these locations would continue. As such, the Company recorded noncash charges of $0.6 million and $0.8 million in selling, general and administrative expenses in fiscal years 2008 and 2010, respectively, to write down the carrying value of these stores’ long-lived assets to their estimated fair values. In addition, the Company recorded an impairment charge of $1.2 million in fiscal year 2010 due to smoke damage to assets resulting from a fire in the mall where one of the Company’s stores is located. The Company has an insurance policy covering the assets that were destroyed. The Company did not record any impairment charges in fiscal year 2009.

Operating Leases

The Company leases its retail stores under noncancelable operating leases. Most store leases include tenant allowances from landlords, rent escalation clauses and/or contingent rent provisions. Tilly’s recognizes rent expense on a straight-line basis over the lease term, excluding contingent rent, and records the difference between the amount charged to expense and the rent paid as a deferred rent liability. Contingent rent, determined based on a percentage of sales in excess of specified levels, is recognized as rent expense when the achievement of the specified sales that triggers the contingent rent is probable.

Deferred Rent and Tenant Allowances

Deferred rent is recognized when a lease contains fixed rent escalations. The Company recognizes the related rent expense on a straight-line basis starting from the date of possession and records the difference between the recognized rental expense and cash rent payable as deferred rent. Deferred rent also includes tenant

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NOTES TO FINANCIAL STATEMENTS—(continued)

allowances received from landlords in accordance with negotiated lease terms. The tenant allowances are amortized as a reduction to rent expense on a straight-line basis over the term of the lease starting at the date of possession.

Accrued Expenses

The major components of accrued expenses at January 30, 2010 and January 29, 2011 included sales and use taxes payable, rent-related liabilities, accrued construction, accrued merchandise returns and accruals for various other administrative expenses.

Revenue Recognition

Revenue is recognized for store sales when the customer receives and pays for the merchandise at the register. Taxes collected from the Company’s customers are recorded on a net basis. For e-commerce sales, Tilly’s recognizes revenue, net of sales taxes and estimated sales returns, and the related cost of goods sold at the time the merchandise is received by the customer. The Company defers e-commerce revenue and the associated product and shipping costs for shipments that are in-transit to the customer. Customers typically receive goods within a few days of shipment. Deferred revenue and the associated product costs relating to e-commerce sales were immaterial as of January 30, 2010 and January 29, 2011. Amounts related to shipping and handling that are billed to customers are reflected in net sales, and the related costs are reflected in cost of goods sold.

The Company recognizes revenue from gift cards as they are redeemed for merchandise. Prior to redemption, the Company maintains a current liability for unredeemed gift card balances. The customer liability balance was $3.6 million and $4.1 million as of January 30, 2010 and January 29, 2011, respectively, and is included in deferred revenue on the balance sheets. Tilly’s gift cards do not have expiration dates; however, over time, the redemption of some gift cards is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card “breakage”). An assessment of the ultimate non-redemption rate of gift cards is performed when enough time has passed since the activation of the cards, to enable a determination of the ultimate breakage rate based upon historical redemption experience. This date of assessment has historically been two full fiscal years after the fiscal year the cards were activated. At the time of assessment a breakage estimate is calculated and recorded in net sales. Breakage revenue for gift cards was $1.5 million, $0.5 million and $0.4 million in fiscal years 2008, 2009 and 2010, respectively.

Cost of Goods Sold and Selling, General and Administrative Expenses

The following illustrates the primary costs classified in each major expense category:

Cost of Goods Sold

•	Total cost of products sold include:

•	Freight expenses associated with moving merchandise inventories from our vendors to our distribution center;

•	Vendor allowances;

•	Cash discounts on payments to merchandise vendors;

•	Physical inventory losses; and

•	Markdowns.

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NOTES TO FINANCIAL STATEMENTS—(continued)

•	Costs of buying and distribution of merchandise include:

•	Payroll costs and incentive compensation for merchandise purchasing personnel;

•	Customer shipping and handling expenses;

•	Costs associated with operating our distribution center, including payroll and benefit costs, occupancy costs, and depreciation; and

•	Freight expenses associated with moving merchandise inventories from our distribution center to our stores and e-commerce customers.

•	Store occupancy costs including rent, maintenance, utilities, property taxes, business licenses, security costs and depreciation.

Selling, General and Administrative Expenses

•	Payroll, benefit costs and incentive compensation for store, regional and corporate employees;

•	Occupancy and maintenance costs of corporate office facilities;

•	Depreciation and amortization related to corporate office assets;

•	Advertising and marketing costs, net of reimbursement from vendors;

•	Tender costs, including costs associated with credit and debit card interchange fees;

•	Long-lived asset impairment charges;

•	Other administrative costs such as supplies, consulting, audit and tax preparation fees, and travel and lodging; and

•	Charitable contributions.

Store Opening Costs

Store opening costs consist primarily of occupancy costs, which are included in cost of goods sold, and payroll expenses, which are included in selling, general and administrative expenses, in the statements of operations.

Advertising

The Company expenses advertising costs as incurred, except for direct-mail advertising expenses which are recognized at the time of mailing. Advertising costs include such things as production and distribution of catalogs, print advertising costs, radio advertisements and grand opening events. Advertising expense, which is classified in selling, general and administrative expenses in the accompanying statements of operations, was $3.0 million, $2.9 million and $4.5 million for the fiscal years ended January 31, 2009, January 30, 2010 and January 29, 2011, respectively.

Stock-Based Compensation

The Company has adopted the provisions of Accounting Standards Codification (“ASC”) Topic 718, Compensation-Stock Compensation (“ASC 718”), which establishes accounting for equity instruments exchanged for employee services. Under the provisions of this statement, stock-based compensation expense is

WORLD OF JEANS & TOPS dba TILLY’S

NOTES TO FINANCIAL STATEMENTS—(continued)

measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense on a straight-line basis over the employee’s requisite service period (generally the vesting period of the equity grant). As required under this guidance, the Company estimates forfeitures for options granted which are not expected to vest. Changes in these inputs and assumptions can materially affect the measurement of the estimated fair value of the Company’s stock-based compensation expense.

The Company’s stock options contain a performance condition wherein, if they are vested, they only become exercisable upon the consummation of an initial public offering of Tilly’s common stock. Unrecognized stock-based compensation expense, cumulative through January 29, 2011, for all stock options granted under the Tilly’s 2007 Stock Option Plan (the “2007 Plan”) and before any related tax benefit, was $3.8 million.

Income Taxes

Historically, Tilly’s has elected to be taxed under the provisions of subchapter “S” of the Internal Revenue Code for federal tax purposes. As a result, the Company’s income has not been subject to U.S. federal income taxes or state income taxes in those states where the “S” Corporation status is recognized. In general, the corporate income or loss of an “S” Corporation is allocated to its shareholders for inclusion in their personal federal income tax returns and personal state income tax returns in those states where the “S” Corporation status is recognized. No provision or liability for federal or state income tax has been provided in the Company’s financial statements except for those states where the “S” Corporation status is not recognized and for the 1.5% California franchise tax to which the Company is also subject as a California “S” Corporation. The provision for income tax in the current period consists of these taxes. Tilly’s distributes funds to the shareholders necessary to satisfy the shareholders’ estimated personal “S” Corporation income tax liabilities.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued an interpretation which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. This interpretation provides that a tax benefit from an uncertain tax position may be recognized when it is more-likely-than-not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized, and in subsequent periods. This interpretation also provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Tilly’s adopted this interpretation effective February 1, 2007. The adoption of this interpretation did not have a material impact on the Company’s financial statements.

Net Income per Share

Basic net income per common share is computed using the weighted average number of shares outstanding. Diluted net income per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock. Incremental shares of 14,000 and 98,000 for the fiscal years ended January 30, 2010 and January 29, 2011, respectively, were used in the calculation of diluted net income per common share. There were no incremental shares for the fiscal year ended January 31, 2009 as all outstanding stock options were anti-dilutive.

Fair Value of Certain Financial Assets and Liabilities

The Company follows Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”) which requires disclosure of the estimated fair value of certain assets and liabilities defined by the guidance as financial instruments. As of January 29, 2011, management believes that the carrying amounts of cash and cash equivalents, receivables, and payables approximate their respective fair value because of their short maturities.

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NOTES TO FINANCIAL STATEMENTS—(continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents. At January 29, 2011, and at various times throughout the year, the Company had cash in financial institutions in excess of the $250,000 amount insured by the Federal Deposit Insurance Corporation. The Company typically invests its cash in highly rated, interest-bearing, short-term commercial paper or in money market funds.

Comprehensive Income

The Statements of Comprehensive Income has been excluded from these financial statements as comprehensive income equals net income.

Segment Reporting

GAAP has established guidance for reporting information about a company’s operating segments, including disclosures related to a company’s products and services, geographic areas and major customers. The Company has aggregated its net sales generated from its retail stores and e-commerce store into one operating segment. The operating segment is aggregated as it has a similar class of customer, nature of products and production processes, as well as similar economic characteristics. All of the Company’s identifiable assets are in the U.S.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Recent Accounting Pronouncements

In October 2009 the FASB issued Accounting Standards Update (“ASU”) No. 2009-13, Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force. This ASU provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. The amendments in this ASU replace the term “fair value” in the revenue allocation guidance with “selling price” to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. The amendments in this ASU eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010. The initial adoption of this ASU did not have an impact on the Company’s revenue recognition policies.

In January 2010 the FASB issued guidance and clarifications for improving disclosures about fair value measurements. This guidance requires enhanced disclosures regarding transfers in and out of the levels within the fair value hierarchy. Separate disclosures are required for transfers in and out of Level 1 and 2 fair value measurements, and the reasons for the transfers must be disclosed. In the reconciliation for Level 3 fair value

WORLD OF JEANS & TOPS dba TILLY’S

NOTES TO FINANCIAL STATEMENTS—(continued)

measurements, separate disclosures are required for purchases, sales, issuances, and settlements on a gross basis. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for interim and annual reporting periods beginning after December 15, 2010. Effective January 31, 2010, the Company adopted the new and updated disclosure guidance, aside from that deferred to periods after December 15, 2010, and this did not significantly impact the Company’s financial statements. The Company does not believe adoption of the remaining guidance on disclosures will have any material effect on its financial statements.

The FASB issues ASUs to amend the authoritative literature in the Accounting Standards Codification. There have been a number of ASUs to date that amend the original text of the Accounting Standards Codification. Except for the ASU listed above, those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

3. Receivables

At January 30, 2010 and January 29, 2011, receivables consisted of the following (in thousands):

	January 30, 2010	January 29, 2011
Credit and debit card receivables	$1,350	$1,890
Tenant allowances due from landlords	862	1,214
Other	436	1,197

	$2,648	$4,301

4. Prepaid Expenses and Other Current Assets

At January 30, 2010 and January 29, 2011, prepaid expenses and other current assets consisted of the following (in thousands):

	January 30, 2010	January 29, 2011
Prepaid rent	$3,191	$3,635
Prepaid maintenance agreements	302	340
Other	257	282

	$3,750	$4,257

5. Property and Equipment

At January 30, 2010 and January 29, 2011, property and equipment consisted of the following (in thousands):

	January 30, 2010	January 29, 2011
Leasehold improvements	$48,203	$55,787
Furniture and fixtures	20,025	22,951
Machinery and equipment	21,707	22,338

WORLD OF JEANS & TOPS dba TILLY’S

NOTES TO FINANCIAL STATEMENTS—(continued)

	January 30, 2010	January 29, 2011
Building under capital lease	$7,840	$7,840
Computer hardware and software	8,093	9,147
Construction in progress	721	494
Vehicles	1,689	1,759

	108,278	120,316
Accumulated depreciation and amortization	(49,499)	(62,131)

Property and equipment, net	$58,779	$58,185

Depreciation and amortization expense related to property and equipment was $10.9 million, $13.9 million and $14.3 million for the fiscal years ended January 31, 2009, January 30, 2010 and January 29, 2011, respectively.

The Company incurred costs of $26.8 million, $14.9 million and $15.7 million for capital expenditures for the fiscal years ended January 31, 2009, January 30, 2010 and January 29, 2011, respectively.

6. Line of Credit

The Company has a $15.0 million line of credit with Wells Fargo Bank, NA that expires on August 1, 2011. Interest is charged either at the bank’s prime rate or at the London Interbank Offered Rate (LIBOR) plus 2.0%, which Tilly’s has the ability to select at the time of the advance. Advances are secured by substantially all of the assets of the Company. As a sub-feature under the line of credit, the bank may issue stand-by and commercial letters of credit up to $10.0 million. As of January 30, 2010 and January 29, 2011 there were no outstanding balances or letters of credit. Tilly’s is required to maintain certain financial and nonfinancial covenants in accordance with the line of credit agreement. These covenants include a number of affirmative and negative covenants, such as restrictions on liens, annual capital expenditures, additional indebtedness, dispositions, dividends or stock repurchases, and changes in the nature of the Company’s business, as well as requirements for certain levels of tangible net worth, liquidity and profitability. At January 29, 2011, the Company was in compliance with all of its covenants and had no outstanding borrowings under the line of credit.

7. Accrued Expenses

At January 30, 2010 and January 29, 2011, accrued expenses consisted of the following (in thousands):

	January 30, 2010	January 29, 2011
Sales and use taxes payable	$1,132	$4,886
Minimum rent and common area maintenance	730	731
Accrued construction	797	596
Accrued merchandise returns	368	510
Other	2,814	4,445

Total accrued expenses	$5,841	$11,168

WORLD OF JEANS & TOPS dba TILLY’S

NOTES TO FINANCIAL STATEMENTS—(continued)

8. Financial Instruments

ASC Topic 820, Fair Value Measurements and Disclosures, (“ASC 820”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined under ASC 820 as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. ASC 820 established the following three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value:

•

Level 1—Quoted prices in active markets for identical assets and liabilities. The Company had money market securities within cash and cash equivalents totaling $25.7 million and $29.3 million at January 30, 2010 and January 29, 2011, respectively. These money market securities are reported at fair value utilizing Level 1 inputs, as quoted current market prices are readily available.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3—Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. During fiscal year 2010, certain long-lived assets with a carrying value of $2.0 million were determined to be unable to recover their respective carrying values and, therefore, were written down to their fair value, resulting in a loss on impairment of assets of $2.0 million. The fair value of the long-lived assets was determined using Level 3 inputs and the valuation techniques are described in Note 2 of the Notes to Financial Statements.

The Company has no other financial instruments that would be considered significant for fair value measurement purposes.

9. Leases

The Company conducts all of its retail sales and corporate operations in leased facilities. Lease terms generally range up to ten years and provide for escalations in base rents. The Company is generally not obligated to renew leases. Certain leases provide for additional rent based on a percentage of sales and annual rent increases generally based upon the Consumer Price Index. In addition, many of the store leases contain certain co-tenancy provisions that permit the Company to pay rent based on a pre-determined percentage of sales when the occupancy of the retail center falls below minimums established in the lease.

The Company leases warehouse space that is owned by one of the co-founders of Tilly’s. This lease expires on October 31, 2014 and is being accounted for as an operating lease. The lease provides for base monthly payments of $16,118 which increase every 12 months at $0.03 per square foot per month. As of January 29, 2011, the Company’s monthly lease payment was $16,118. The Company incurred rent expense of $56,075 for fiscal year 2010 related to this lease. The Company subleases part of the building to an unrelated third party. The sublease began on December 1, 2010 and terminates on May 31, 2014. The sublease provides for base monthly payments of $11,223, which increases annually at a rate of $0.03 per square foot.

WORLD OF JEANS & TOPS dba TILLY’S

NOTES TO FINANCIAL STATEMENTS—(continued)

Future minimum rental commitments, by year and in the aggregate, under noncancellable operating leases as of January 29, 2011, are as follows (in thousands):

Fiscal Year	Related Party	Other	Total
2011	$1,058	$28,628	$29,686
2012	1,084	32,226	$33,310
2013	1,077	28,739	$29,816
2014	1,009	24,943	$25,952
2015	862	24,906	$25,768
Thereafter	1,804	85,160	$86,964

Total	$6,894	$224,602	$231,496

Rent expense under noncancellable operating leases for fiscal years 2008, 2009 and 2010 was as follows (in thousands):

	Fiscal Years Ended
	January 31, 2009	January 30, 2010	January 29, 2011
Minimum rentals	$18,113	$22,386	$26,312
Contingent rentals	83	48	15

Total rent expense	$18,196	$22,434	$26,327

The Company leases its corporate headquarters and distribution center from a company that is owned by the co-founders of Tilly’s. This lease expires on December 31, 2012, with multiple options to renew thereafter. The land component of this lease is accounted for as an operating lease (included in the operating lease commitments schedule above) and the building component is accounted for as a capital lease. The monthly payments under the operating portion of the lease were approximately $71,800 as of January 29, 2011. The initial obligation at inception under the capital lease was $9.2 million, with an outstanding balance of $5.3 million as of January 29, 2011. The gross amount of the building under capital lease was $7.8 million as of January 30, 2010 and January 29, 2011. The gross amount of the accumulated depreciation of the building under capital lease was $3.7 million and $4.2 million as of January 30, 2010 and January 29, 2011, respectively. The Company incurred rent expense of $0.8 million in each of the fiscal years ended January 31, 2009, January 30, 2010 and January 29, 2011 related to this lease.

Future commitments under the Company’s related party capital lease obligation as of January 29, 2011 are as follows (in thousands):

Fiscal Year
2011	$940
2012	940
2013	940
2014	940
2015	940
Thereafter	1,800

Total minimum lease payments	6,500
Less amount representing interest	1,234

Present value of net minimum lease payments	5,266
Less current portion	628

Long-term portion	$4,638

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NOTES TO FINANCIAL STATEMENTS—(continued)

10. Income Taxes

The Company has elected to be taxed under the provisions of subchapter “S” of the Internal Revenue Code for federal and state income tax purposes. Under these provisions, the Company is generally not subject to corporate level income taxes on its taxable income. However, the company is subject to a 1.5% California franchise tax. As an “S” Corporation, the shareholders are liable for federal and state income taxes on their share of the Company’s taxable income. The provision for income tax in the current period consists primarily of the California franchise tax. The Company generally distributes funds necessary to satisfy the shareholders’ personal income tax liabilities associated with their share of the company’s taxable income.

The Company recognizes income tax liabilities related to unrecognized tax benefits in accordance with ASC 740, Income Taxes, guidance related to uncertain tax positions and adjusts these liabilities when its judgment changes as the result of the evaluation of new information. As of January 29, 2011, there were no material unrecognized tax benefits and the Company does not anticipate that there will be a material change in the balance of the unrecognized tax benefits within the next 12 months. The Company recognizes penalties and interest related to unrecognized tax benefits as income tax expense.

11. Stock-Based Compensation

The 2007 Plan authorizes the Company to issue options to employees, consultants and directors to purchase up to a total of 1,600,000 shares of common stock. The 2007 Plan provides for awards in the form of incentive stock options or nonqualified stock options. As of January 29, 2011, all awards granted by the Company have been nonqualified stock options. Under the 2007 Plan, stock options are generally granted at an exercise price equal to the fair value of the Company’s common stock at the date of grant. The stock options have graded vesting over a four-year period and generally expire at the earlier of 30 days after employment or services are terminated, or ten years from the date of the grant. There were 624,500 shares available for issuance pursuant to the 2007 Plan as of January 29, 2011.

The stock options also contain a performance condition wherein, if they are vested, they only become exercisable upon the consummation of an initial public offering of the Company’s common stock. If Tilly’s had consummated an initial public offering as of January 29, 2011, the Company would have recognized $3.8 million, before any related tax benefit, of cumulative compensation expense, adjusted for estimated forfeitures and related to all outstanding stock options granted to date. An additional $0.5 million of compensation expense relating to all non-vested outstanding stock options granted to date as of January 29, 2011 would then be recognized over the remaining service period of the awards.

In the absence of a public trading market for its stock, the Company considered both objective and subjective factors including information provided by a third party valuation firm to determine its best estimate of the fair market value of its common stock as of each valuation date. The awards to purchase the Company’s common stock granted under the 2007 Plan were measured at fair value on each of the grant dates using the Black-Scholes option valuation model.

Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, expected volatility of the Company’s stock over the option’s expected term, the risk-free interest rate over the option’s expected term and the Company’s expected annual dividend yield, if any. The Company’s estimate of pre-vesting forfeitures, or forfeiture rate, was based on its internal analysis, which included the award recipients’ positions within the company and the vesting period of the awards. The Company will issue shares when the options are exercised.

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NOTES TO FINANCIAL STATEMENTS—(continued)

The fair value of stock options granted during fiscal years 2008, 2009 and 2010 was estimated on the grant date using the following assumptions:

	January 31, 2009	January 30, 2010	January 29, 2011
Expected option term(1)	5.0 years	5.0 years	5.0 years
Expected volatility factor(2)	42.3%	45.5%	61.0%
Risk-free interest rate(3)	3.0%	1.8%	1.0%
Expected annual dividend yield	0.0%	0.0%	0.0%

(1)	The Company has limited historical information regarding expected option term. Accordingly, the Company determined the expected option term of the awards using the latest historical data available from comparable public companies and management’s expectation of exercise behavior.
(2)	Stock volatility for each grant is measured using the weighted average of historical daily price changes of the Company’s competitors’ common stock over the most recent period equal to the expected option term of the Company’s awards.
(3)	The risk-free interest rate is determined using the rate on treasury securities with the same term as the expected life of the stock option as of the grant date.

A summary of stock option information for the fiscal year ended January 29, 2011 is as follows (aggregate intrinsic value in thousands):

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 30, 2010	888,000	$8.36
Granted	106,500	$9.00
Forfeited or expired	(19,000)	$9.51

Outstanding at January 29, 2011	975,500	$8.41	7.2 years	$7,662

Vested and expected to vest in the future at January 29, 2011	851,519	$8.45	7.2 years	$6,648

No stock options were exercisable as of January 29, 2011 as the performance condition of Tilly’s consummating an initial public offering had not been met as of that date.

In connection with a stock option grant during fiscal year 2010, the Company performed a valuation with the assistance of a third-party valuation specialist and determined that its current stock price was $8.98 per share. Concurrently with this valuation and stock option grant, the Company re-priced 739,500 out-of-the-money stock options with exercise prices ranging from $9.64 to $14.47 in order to continue maintaining an equity incentive for its employees. Most of these out-of-the-money stock options had been granted with prices based upon Company valuations performed prior to and during the recent economic instability, which reflected values greater than $8.98 per share. As a result of the re-pricing, all such stock options now have an exercise price of $8.98, with no modification to the vesting schedule of the previously granted options. Stock options granted on April 20, 2009 retained their original exercise price of $6.45 per share. The Company accounted for the re-pricing as a modification of the stock options. The re-pricing affected 48 optionees and resulted in incremental unrecognized stock-based compensation expense of $0.6 million.

WORLD OF JEANS & TOPS dba TILLY’S

NOTES TO FINANCIAL STATEMENTS—(continued)

A summary of the status of non-vested stock options as of January 29, 2011 and changes during the fiscal years ended January 31, 2009, January 30, 2010 and January 29, 2011 are presented below:

	Shares	Weighted- Average Grant-Date Fair Value
Nonvested at February 2, 2008	648,000	$6.37
Granted	39,500	6.65
Vested	(162,000)	6.37
Forfeited or expired	(18,250)	5.65

Nonvested at January 31, 2009	507,250	$6.42
Granted	225,500	2.64
Vested	(170,375)	6.33
Forfeited or expired	(2,000)	5.44

Nonvested at January 30, 2010	560,375	$4.93
Granted	106,500	5.06
Vested	(222,000)	5.46
Forfeited or expired	(15,500)	4.69

Nonvested at January 29, 2011	429,375	$4.70

12. Commitments and Contingencies

Employment Contracts

The Company did not have any employment agreements as of January 29, 2011. On February 21, 2011, Daniel Griesemer joined Tilly’s as its new President and Chief Executive Officer. The Company is subject to an employment agreement with Mr. Griesemer, which provides for compensation and other certain benefits. The agreement also provides for severance payments under certain circumstances.

Litigation

The Company is involved in various routine legal proceedings incidental to the conduct of its business. In the opinion of management, the lawsuits and claims pending are not likely to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Indemnifications, Commitments, and Guarantees

During the normal course of business, the Company has made certain indemnifications, commitments, and guarantees under which Tilly’s may be required to make payments for certain transactions. These indemnifications include those given to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnifications to directors and officers of the Company to the maximum extent permitted under the laws of the state of California. The majority of these indemnifications, commitments, and guarantees do not provide for any limitation of the maximum potential future payments we could be obligated to make, and their duration may be indefinite. The Company has not recorded any liability for these indemnifications, commitments, and guarantees in the accompanying balance sheets as the impact is expected to be immaterial.

As of January 29, 2011, the Company was a secondary guarantor on a debt obligation associated with its leased corporate headquarters and distribution center owned by the Company’s major shareholder and founder.

WORLD OF JEANS & TOPS dba TILLY’S

NOTES TO FINANCIAL STATEMENTS—(continued)

This loan guarantee extended through 2017, and was issued to the lender that holds the debt obligation. As of January 29, 2011, the Company does not believe the fair value of this guarantee is material to its financial position or results of operations. As of March 9, 2011, the financial institution holding the mortgage guaranty cancelled the guaranty.

13. Retirement Savings Plan

The Tilly’s 401(k) Plan (the “401(k) Plan”) is a qualified plan under Section 401(k) of the Internal Revenue Code. The 401(k) Plan covers all full-time employees that have attained age 21 and completed at least three months of employment tenure. Company matching contributions to the 401(k) Plan are at the discretion of the Board of Directors. Total employer contributions to the 401(k) Plan totaled $0.3 million, $0.4 million and $0.5 million for the fiscal years ended January 31, 2009, January 30, 2010 and January 29, 2011, respectively.

14. Net Income Per Share

Basic net income per share is based on the weighted average number of common shares outstanding for the period. Diluted net income per share is based on the weighted average number of common shares and potentially dilutive common share equivalents outstanding for the period. Dilutive common share equivalents include shares issuable upon an assumed exercise of outstanding stock options using the “treasury stock” method, whereby proceeds from such exercise and unamortized compensation on share-based awards are assumed to be used by the Company to purchase the common shares at the average market price during the period. Total stock options of 666,500, 662,500 and 22,000 as of January 31, 2009, January 30, 2010 and January 29, 2011, respectively, have been excluded from the calculation of diluted earnings per share as the effect of including these options would have been anti-dilutive.

15. Related Parties

As discussed in Note 9 to the Financial Statements, the Company leases corporate headquarters, distribution center and warehouse space from companies that are owned by the co-founders of Tilly’s.

There were no other related party transactions during fiscal years 2008, 2009 and 2010.

16. Subsequent Events

As discussed in Note 12 to the Financial Statements, the Company initially guaranteed the loan for a company owned by one of the co-founders of Tilly’s for its purchase of the land and building where the Company’s corporate headquarters and distribution center resides. As of March 9, 2011, the financial institution holding the mortgage guaranty cancelled the guaranty.

The Company evaluated subsequent events through April 13, 2011, the date the financial statements were issued.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Tilly’s, Inc.

Irvine, California

We have audited the accompanying statement of financial position of Tilly’s, Inc. (the “Company”) as of May 4, 2011 (date of inception). This statement of financial position is the responsibility of the Company’s management. Our responsibility is to express an opinion on this statement of financial position based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial position presents fairly, in all material respects, the financial position of Tilly’s, Inc. and subsidiaries as of May 4, 2011 (date of inception), in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Costa Mesa, CA

July 1, 2011

TILLY’S, INC.

STATEMENT OF FINANCIAL POSITION

May 4, 2011
ASSETS
Cash	$1

Total assets	$1

STOCKHOLDERS’ EQUITY
Class A Common stock, $0.001 par value; 100,000,000 shares authorized, 1,000 shares issued and outstanding	$1
Class B Common Stock, $0.001 par value; 35,000,000 shares authorized, no shares issued and outstanding	—
Preferred stock, $0.001 par value; 10,000,000 shares authorized, no shares issued and outstanding	—

Total stockholders’ equity	$1

The accompanying notes are an integral part of this financial statement.

TILLY’S, INC.

NOTES TO FINANCIAL STATEMENT

1. Description of Company

Tilly’s, Inc. (the “Company”) was formed as a Delaware corporation on May 4, 2011 and has no material assets or operations.

Reorganization

The Company expects its shareholders will contribute their equity interests in World of Jeans & Tops to Tilly’s, Inc. in return for shares of Tilly’s, Inc. common stock on a one-for-one basis (collectively referred to as the “Reorganization”). As a result of the Reorganization, World of Jeans & Tops will become a wholly owned subsidiary of Tilly’s, Inc. Upon completion of the Reorganization, the only assets of Tilly’s, Inc. will be its investment in World of Jeans & Tops and all of its operations will be conducted through World of Jeans & Tops.

2. Basis of Presentation and Organization

The Company’s statement of financial position has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations and comprehensive income, changes in stockholders’ equity and of cash flows have not been presented because the Company has had no activity.

3. Stockholders’ Equity

The Company had 100,000,000 shares authorized and 1,000 shares issued and outstanding of Class A common stock with a par value of $0.001 as of May 4, 2011 to one stockholder. The Company had 35,000,000 shares authorized and no shares issued of Class B common stock with a par value of $0.001 as of May 4, 2011. The Company had 10,000,000 shares authorized and no shares issued of preferred stock with a par value of $0.001 as of May 4, 2011.

4. Subsequent Events

We have evaluated subsequent events through July 1, 2011, the date the financial statement was issued. No subsequent event occurred after the date of this financial statement and prior to its issuance, which would require its disclosure in this financial statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

SEC Registration Fee		$11,610
FINRA Filing Fee		10,500
New York Stock Exchange Listing Fee		*
Advisory Fees Payable to Miller Buckfire & Co., LLC(1)		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Printing and Engraving Expenses		*
Miscellaneous		*

Total	$

*	To be updated by amendment
(1)	Assumes an initial public offering price of $ , which is the mid-point of the price range set forth on the cover page of the prospectus.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the DGCL provides that a corporation may, in its original certificate of incorporation or an amendment thereto, eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions or (4) for any transaction from which a director derived an improper personal benefit.

Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation’s best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

Our bylaws provide for indemnification of the officers and directors to the full extent permitted by the DGCL.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the registrant and its directors and certain officers for certain liabilities arising under the Securities Act.

Item 15. Recent Sale of Unregistered Securities

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act:

(1)	In the past three years, we have granted options to employees, directors and consultants to purchase an aggregate of 1,546,000 shares of our common stock under our 2007 Stock Option Plan at exercise prices ranging from $6.45 to $16.26. However, in October 2010, our board of directors re-priced all options granted under the 2007 Stock Option Plan with exercise prices greater than $8.98 to $8.98 as of January 29, 2011. During this period, none of the shares were exercised.

(2)	The registrant was incorporated in Delaware on May 4, 2011. The registrant’s business was in the past and currently is conducted through World of Jeans & Tops. Prior to the closing of this offering, World of Jeans & Tops will effect a corporate reorganization, which is sometimes referred to as the Reorganization Transaction, pursuant to which World of Jeans & Tops will become a wholly owned subsidiary of the registrant. In connection with the Reorganization Transaction, the outstanding shares of World of Jeans & Tops’ common stock will be converted into shares of the registrant’s common stock and outstanding options to purchase World of Jeans & Tops’ common stock will become options to purchase shares of the registrant’s common stock.

(3)	Tilly’s, Inc. is a newly-formed Delaware corporation that has not, to date, conducted any activities other than those incidental to our formation and the preparation of this prospectus. We were formed solely for the purpose of reorganizing the corporate structure of World of Jeans & Tops. In connection with the formation and initial capitalization of Tilly’s, Inc., the registrant issued a total of 1,000 shares of Class A common stock to Hezy Shaked in exchange for $0.001 per share.

The issuances of options, the issuance of common stock in connection with the Reorganization Transaction and the issuance of Class A common stock in connection with the formation of Tilly’s, Inc., each as described above, were deemed exempt from registration under Section 4(2) or Regulation D of the Securities Act, and in certain circumstances, in reliance on Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The recipients of securities in the transactions exempt under Section 4(2) or Regulation D of the Securities Act represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

*1.1	Form of Underwriting Agreement

3.1	Amended and Restated Certificate of Incorporation of Tilly’s, Inc.

**3.2	Bylaws of Tilly’s, Inc.

*4.1	Form of Stock Certificate

*5.1	Opinion of Latham & Watkins LLP

10.1	Form of indemnification agreement between Tilly’s and each of its directors and officers

**10.2	Form of Amended and Restated Credit Agreement between World of Jeans & Tops and Wells Fargo Bank, NA dated as of , 2011

**10.3	Form of General Pledge Agreement between Tillys, Inc. and Wells Fargo Bank, NA dated as of , 2011

**10.4	Form of Amended and Restated Security Agreement-Equipment, between World of Jeans & Tops and Wells Fargo Bank, NA dated as of , 2011

**10.5	Form of Amended and Restated Security Agreement-Rights to Payment and Inventory, between World of Jeans & Tops and Wells Fargo Bank, NA dated as of , 2011

**10.6	Form of Continuing Guaranty of Tillys, Inc. with Wells Fargo Bank, NA dated as of , 2011

**10.7	Form of Revolving Credit Agreement Note from World of Jeans & Tops dated as of , 2011

**10.8	Amended and Restated Office and Warehouse Lease between Shaked Holdings, LLC and World of Jeans & Tops, dated as of September 21, 2007 (10 and 12 Whatney, Irvine, California)

**10.9	Office and Warehouse Lease between Amnet Holdings, LLC and World of Jeans & Tops, dated as of November 1, 2010 (15 Chrysler, Irvine, California)

**10.10	Amendment #1 to Office and Warehouse Lease between Amnet Holdings, LLC and World of Jeans & Tops, dated February 21, 2011 (15 Chrysler, Irvine California)

10.11	Form of Amended and Restated Tilly’s 2007 Stock Option Plan

10.12	Form of Stock Option Agreement Pursuant to 2007 Plan (Senior Executive Form)

10.13	Form of Stock Option Agreement Pursuant to 2007 Plan (Non-Executive Form)

10.14	Form of re-priced stock option grant agreement pursuant to the 2007 Plan

10.15	Form of Tilly’s 2011 Equity and Incentive Award Plan

10.16	Form of Stock Option Award Agreement Pursuant to 2011 Plan

10.17	Form of Restricted Stock Award Agreement Pursuant to 2011 Plan

**10.18	Offer Letter, dated as of January 15, 2011, by and between Daniel Griesemer and World of Jeans & Tops, d/b/a Tilly’s

10.19	Form of S Corporation Termination, Tax Allocation and Indemnification Agreement among Tilly’s, Inc., World of Jeans & Tops and the shareholders of World of Jeans & Tops dated , 2011 (including Form of Promissory Note as Exhibit A thereto)

10.20	Form of Share Exchange Agreement among Tilly’s, Inc., World of Jeans & Tops and the shareholders of World of Jeans & Tops dated , 2011

**10.21	Cancellation of Loan Guaranty for World of Jeans & Tops dated March 9, 2011 from Union Bank

10.22	Office and Warehouse Lease between Amnet Holdings, LLC and World of Jeans & Tops, dated September 2, 2011 (11 Whatney, Irvine, California)

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

**21.1	List of Subsidiaries

*23.1	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

23.3	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm

24.1	Powers of Attorney (included in the signature pages to this registration statement)

*	To be filed by amendment.
**	Previously filed.

(B)	Financial Statement Schedules

None.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(i)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Irvine, state of California, on September 7, 2011.

TILLY’S, INC.

By:	/s/ DANIEL GRIESEMER
Daniel Griesemer
President and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

SIGNATURE	TITLE	DATE
/s/ DANIEL GRIESEMER Daniel Griesemer	President Chief Executive Officer and Director (Principal Executive Officer)	September 7, 2011

/s/ WILLIAM LANGSDORF William Langsdorf	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 7, 2011

* Hezy Shaked	Chairman of the Board	September 7, 2011

* Seth Johnson	Director	September 7, 2011

* Janet Kerr	Director	September 7, 2011

* Bernard Zeichner	Director	September 7, 2011

*/s/ DANIEL GRIESEMER Daniel Griesemer Attorney-in-Fact